Exhibit 2.1

STOCK AND ASSET PURCHASE AGREEMENT

by and between

JACOBS ENGINEERING GROUP INC.

and

WORLEYPARSONS LTD.

Dated as of October 21, 2018

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EXHIBITS

Exhibit	A-1	The Reorganization
Exhibit	A-2	The Transferred Interests, the Transferred Entities and the Equity Sellers
Exhibit	A-3	The JV Interests, the JV Entities and the JV Sellers
Exhibit	A-4	The Asset Sellers
Exhibit	B	Calculation Principles
Exhibit	C	Debt Commitment Letter
Exhibit	D	Equity Underwriting Agreement
Exhibit	E	Transition Services Agreement Term Sheet
Exhibit	F	Sample Closing Statement
Exhibit	G	R&W Policy

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STOCK AND ASSET PURCHASE AGREEMENT

This STOCK AND ASSET PURCHASE AGREEMENT (as amended, restated or modified from time to time, this “Agreement”), dated as of October 21, 2018, is made and entered into by and between Jacobs Engineering Group Inc., a Delaware corporation (“Seller”), and WorleyParsons Ltd. (ACN 096 0901458), a company incorporated in Australia (“Buyer” and together with Seller, the “Parties”). Capitalized terms used herein shall have the meaning set forth in ARTICLE I.

W I T N E S E T H:

WHEREAS, Seller and certain of its Subsidiaries and joint ventures are engaged in providing ECR Services for ECR Clients (such business, as conducted on the date hereof, excluding the Specialized Manufacturing Business, the “Business”);

WHEREAS, Buyer desires to purchase, directly and indirectly, from Seller, and Seller desires to sell, directly or indirectly, to Buyer, the Business;

WHEREAS, to facilitate the purchase and sale of the Business, prior to the Closing, Seller and its Subsidiaries will undertake the Reorganization substantially in the form set forth on Exhibit A-1, as such exhibit may be amended pursuant to the terms of this Agreement;

WHEREAS, following the Reorganization and immediately prior to the Closing, the Asset Sellers will hold all of the Transferred Assets and the Assumed Liabilities;

WHEREAS, following the Reorganization and immediately prior to the Closing, the Equity Sellers will, directly or indirectly, own the Equity Interests in the Transferred Entities (the “Transferred Interests”) in the amounts set forth on Exhibit A-2, as such exhibit may be amended pursuant to the terms of this Agreement;

WHEREAS, following the Reorganization and immediately prior to the Closing, the JV Sellers or the Transferred Entities will own the Equity Interests in the JV Entities (the “JV Interests”) in the amounts set forth on Exhibit A-3, as such exhibit may be amended pursuant to the terms of this Agreement;

WHEREAS, the Parties desire to facilitate the purchase and sale of the Business by undertaking the following transactions: (a) Buyer or a Buyer Designee will purchase from each Equity Seller all of such Equity Seller’s direct and indirect right, title and interest in and to the applicable Transferred Interests set forth on Exhibit A-2, as such exhibit may be amended pursuant to the terms of this Agreement, (b) Buyer or a Buyer Designee will purchase from each JV Seller all of such JV Seller’s right, title and interest in and to the applicable JV Interests set forth on Exhibit A-3, as such exhibit may be amended pursuant to the terms of this Agreement, (c) Buyer or a Buyer Designee will purchase from each Asset Seller all of such Asset Seller’s right, title and interest in and to the applicable Transferred Assets, and (d) Buyer or a Buyer Designee will assume from each Asset Seller all of such Asset Seller’s Liability in respect of the applicable Assumed Liabilities, in each case upon the terms and subject to the conditions hereinafter set forth; and

WHEREAS, concurrently with the execution and delivery of this Agreement, (a) Buyer is acquiring, in connection with the consummation of the transactions contemplated hereby, a representation and warranty insurance policy covering certain representations and warranties set forth in this Agreement (the “R&W Policy”), and (b) Buyer has provided to Seller a true and complete copy of the form of the binders for the R&W Policy attached hereto as Exhibit G.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01.    Definitions. As used herein, the following terms have the following meanings:

“Action” means any action, claim, suit, charge, complaint, hearing, arbitration, investigation or other proceeding, whether civil, criminal, administrative or investigative, in each case by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. For the avoidance of doubt, for purposes of this Agreement (a) prior to the Closing, the JV Entities will be deemed Affiliates of Seller, and (b) following the Closing, the JV Entities will be deemed Affiliates of Buyer.

“Anti-Money Laundering Laws” means any applicable Law related to terrorism financing or money laundering of a Governmental Authority, including, but not limited to Executive Order No. 13224 on Terrorist Financing (effective September 24, 2001), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (also known as the “PATRIOT Act”) (Title III of Pub. L. 107-56) and The Currency and Foreign Transactions Reporting Act (also known as the “Bank Secrecy Act”) (31 U.S.C. §§ 5311-5330 and 12 U.S.C. §§ 1818(s), 1820(b) and 1951-1959).

“Asset Seller” means Seller and each Subsidiary of Seller (excluding the Transferred Entities and the JV Entities), as set forth on Exhibit A-4, that holds (a) a portion of the Transferred Assets, or (b) a portion of the Assumed Liabilities; provided, that Exhibit A-4 shall be amended to reflect any amendments to the Reorganization.

“Assumed Plan” means each Employee Plan that is (x) solely sponsored or maintained by a Transferred Entity or (y) sponsored or maintained by a Seller or one of its Subsidiaries in which solely Business Employees are participants and, in each case, is specifically identified as such on Section 3.12(a) of the Seller Disclosure Schedule.

“ASX” means ASX Limited (ACN 008 624 691), the Australian Securities Exchange, or the market operated by it (as the context requires).

“ASX Listing Rules” means the official listing rules of ASX from time to time as modified by any express written confirmation, waiver or exemption given by ASX.

“Balance Sheet Date” means June 29, 2018.

“Bargaining Agreement” means each agreement or labor contract entered into with a union, labor organization or works council governing the terms and conditions of employment of any Business Employee.

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“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in (a) New York, New York, United States of America, or (b) Sydney, Australia, are required to or may be closed.

“Business Employee” means (a) each Transferred Entity Employee, (b) each employee or service provider (including independent contractors and leased employees) of Seller or any of its Subsidiaries who has been continuously employed primarily in connection with, or continuously provided services primarily to, the Business, and (c) any other employees of Seller or any of its Subsidiaries who Seller and Buyer have agreed are necessary to the Business and have been identified on Section 3.11(a) of the Seller Disclosure Schedule.

“Business Employee Approval” means the conclusion of the exercise of any Business Employee Approval Right with respect to the transactions contemplated by this Agreement.

“Business Employee Approval Right” means any information, consultation, veto, co-determination or similar right held by any labor union, trade union, labor organization, works council or employee representative body or similar organization with respect to Non-U.S. Business Employees, either pursuant to a Bargaining Agreement or applicable Law.

“Business Guarantees” means all guarantees, corporate or parent company guarantees, letters of credit, letters of comfort, escrows, bonds (including both bid and performance bonds), sureties, security agreements and other credit support or assurances, certificates of insurance and insurance endorsements however styled that provide third parties access to insurance as an “Additional Insured” or “Named Insured,” provided by Seller or any of its Subsidiaries (other than the Transferred Entities or the JV Entities) in support of any obligation of, or related to, the Business, the Transferred Entities, the JV Entities, the Transferred Assets or the Assumed Liabilities.

“Business License” means a mandatory or legally required authorization, permit, or certificate issued by a Governmental Authority that allows individuals or companies to conduct business (or a particular type of business), or perform particular services, or make particular investments, within the geographical or legal jurisdiction of that government.

“Business Material Adverse Effect” means any fact, change, development, condition, occurrence, circumstance, state of facts, event or effect (each an “Effect”) that individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Business (taken as a whole); provided, however, that no Effect shall be considered when determining whether a Business Material Adverse Effect has occurred to the extent such Effect resulted or arose from: (a) any change or development in capital market conditions generally or general economic conditions in the industries, markets or geographies in which the Business operates including with respect to interest rates, currency exchange rates, or the price of commodities, (b) any change in Law or GAAP, in each case after the date of this Agreement, (c) any failure, in and of itself, of the Business to meet, with respect to any period or periods, any internal forecasts or published projections, forecasts, estimates or predictions (whether internal or otherwise) of earnings, revenues, business plans, budgets or other financial or operating metrics before or after the date of this Agreement; provided, that this clause (c) shall not prevent a determination that any Effect underlying such failure to meet forecasts or projections has resulted in a Business Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Business Material Adverse Effect pursuant to clauses (a), (b), or (d), (e) or (f) of this definition), (d) any natural disaster, change in the weather or climate or any escalation or worsening thereof, (e) the negotiation, execution, public announcement, performance, pendency or consummation of the transactions contemplated by this Agreement or any other Transaction Document, including any adverse change in customer, governmental, vendor, employee, union, supplier or similar relationships primarily resulting therefrom, including as a result of the identity of Buyer or any of its Affiliates or any communication by Buyer or any of its Affiliates (including in respect of its plans or

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intentions for the Business), or (f) any act of war (whether or not declared), any change or development in political, social or regulatory conditions or geopolitical conditions or other outbreak or continuation of hostilities, acts of war or terrorism or any escalation or worsening thereof; but in the case of clauses (a), (b), (d) and (f) only to the extent any such Effects do not, individually or in the aggregate, have a materially disproportionate adverse impact on the Business relative to other Persons in the industries in which the Business operates.

“Business Records” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, ledgers, journals, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), Tax Returns and other Tax work papers and files, including any documents stored or maintained in electronic storage format.

“Buyer Benefit Plan” means each Employee Plan sponsored, maintained or contributed to by Buyer, or required to be maintained or contributed to for the benefit of any current or former employee of Buyer, any Buyer Designee or any of their Subsidiaries.

“Buyer Designee” means each Subsidiary of Buyer designated to purchase any Transferred Interests or Transferred Assets or to assume any Assumed Liabilities, in each case as mutually agreed by Buyer and Seller no later than ten (10) Business Days prior to the Closing Date.

“Buyer Disclosure Schedule” means the disclosure schedules delivered by Buyer to Seller concurrently with the execution and delivery of this Agreement.

“Buyer Financial Statements” means Buyer’s (a) Statement of Financial Performance and other comprehensive income for financial years ended June 30, 2017 and June 30, 2018, (b) statement of financial position as of June 30, 2017 and June 30, 2018, (c) Statement of Changes in Equity for the financial years ended June 30, 2017 and June 30, 2018, and (d) Statement of Cash Flows for the financial years ended June 30, 2017 and June 30, 2018, including, in each case, the notes thereto and each as included in Buyer’s 2017 and 2018 Annual Report, as applicable.

“Buyer Fundamental Representations” means the representations and warranties of Buyer contained in Section 4.01(a) (Organization and Qualification), Section 4.02 (Authorization), Section 4.03 (Capitalization), Section 4.06 (Share Consideration), Section 4.10 (Solvency), Section 4.11 (Brokers), Section 4.16 (Listing and Maintenance Requirements), and Section 4.17 (No Shareholder Approval).

“Buyer Material Adverse Effect” means any Effect that individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Buyer and its Subsidiaries (taken as a whole); provided, however, that no Effect shall be considered when determining whether a Buyer Material Adverse Effect has occurred to the extent such Effect resulted or arose from any of the following: (a) any change or development in capital market conditions generally or general economic conditions in the industries, markets or geographies in which Buyer and its Subsidiaries operate including with respect to interest rates, currency exchange rates, or the price of commodities, (b) any change in Law or GAAP, in each case after the date of this Agreement, (c) any failure, in and of itself, of Buyer or any of its Subsidiaries to meet, with respect to any period or periods, any internal forecasts or published projections, forecasts, estimates or predictions (whether internal or otherwise) of earnings, revenues, business plans, budgets or other financial or operating metrics before or after the date of this Agreement; provided, that this clause (c) shall not prevent a determination that any Effect underlying such failure to meet forecasts or projections has resulted in a Buyer Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Buyer Material Adverse Effect pursuant to clauses (a), (b) or (d), (e) or (f) of this definition), (d) any natural disaster, change in the

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weather or climate or any escalation or worsening thereof, (e) the negotiation, execution, public announcement, performance, pendency or consummation of the transactions contemplated by this Agreement or any other Transaction Documents, including any adverse change in customer, governmental, vendor, employee, union, supplier or similar relationships primarily resulting therefrom, including as a result of the identity of Seller or any of its Affiliates or any communication by Buyer or any of its Affiliates (including in respect of its plans or intentions for the Business), or (f) any act of war (whether or not declared), any change or development in political, social or regulatory conditions or geopolitical conditions or other outbreak or continuation of hostilities, acts of war or terrorism or any escalation or worsening thereof; but in the case of clauses (a), (b), (d) and (f) only to the extent any such Effects do not, individually or in the aggregate, have a materially disproportionate adverse impact on Buyer and its Subsidiaries (taken as a whole) relative to other Persons in the industries in which Buyer and any of its Subsidiaries operate.

“Calculation Principles” means (a) the accounting principles, procedures, policies, practices, estimates, judgments and methods set forth on Exhibit B, and (b) to the extent not specified on Exhibit B, the same principles, procedures, policies, practices, estimates, techniques, asset recognition bases, judgments and methods applied in preparation of the Balance Sheet. Any inconsistency between the principles of presentation in the Balance Sheet and the principles, procedures, policies, practices, estimates, judgments and methods described on Exhibit B shall be resolved in favor of Exhibit B.

“Cap” means the amount set forth on Section 1.01(a) of the Seller Disclosure Schedule; provided, that if the Parties mutually agree that Seller or any of its Subsidiaries shall retain any current asset or current liability which would otherwise be included in the calculation of Net Working Capital pursuant to the terms of this Agreement, the amount set forth on Section 1.01(a) of the Seller Disclosure Schedule shall be equitably adjusted to account for such retained current asset or current liability.

“Cash” means cash, cash equivalents and marketable securities of the Transferred Entities and the JV Entities (provided that with respect to the JV Entities and any unincorporated joint venture arrangement within any Transferred Entity, such cash, cash equivalents and marketable securities shall be Seller’s indirect proportional interest in such cash, cash equivalents and marketable securities based on its proportional ownership in the JV Entity or unincorporated joint venture, as applicable) including all security or similar deposits. For the avoidance of doubt, (a) Cash shall include the amount of deposits or other payments received by the Transferred Entities but not yet credited to the bank accounts of the Transferred Entities or the JV Entities, to the extent that such deposits or other payments have correspondingly reduced Net Working Capital, (b) Cash shall exclude the amount of any outstanding checks, wires or other payments issued by the Transferred Entities or the JV Entities but not yet deducted from the bank accounts of the Transferred Entities or the JV Entities, as applicable, to the extent that such checks or other payments have correspondingly increased Net Working Capital, (c) Cash shall exclude the Transferred Insurance Proceeds, (d) Cash held in bank accounts of the Transferred Entities shall be calculated net of amounts overdrawn from such accounts by one or more Transferred Entities or JV Entities and (e) Cash shall be reduced by the Trapped Cash Cost. For all purposes of the calculation of Cash, such calculation will be made as if the Reorganization has been fully completed as of the time of the calculation regardless of the status thereof.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Approval” means (a) a written determination from CFIUS to the effect that the transactions contemplated by this Agreement do not constitute a “covered transaction” pursuant to 31 C.F.R. § 800.207, (b) a written determination from CFIUS to the effect that review or investigation of the transactions contemplated by this Agreement has been concluded and that a determination has been made that there are no unresolved national security concerns, or (c) following an investigation conducted by CFIUS pursuant to 31 C.F.R. § 800.503, CFIUS reports the transaction to the President of the United States and either (i) the President of the United States makes a decision not to suspend or prohibit such transaction pursuant to

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his authorities under the Exon-Florio Amendment, or (ii) the President of the United States has not taken any action within 15 days from the date he received the report from CFIUS; and, in any case, no requirements or conditions to mitigate any national security concerns shall have been imposed.

“CHESS” means the Clearing House Electronic Sub-register System.

“Closing Date Cash” means the aggregate amount of Cash as of 11:59 p.m. on the Friday before the Closing Date determined in accordance with the Calculation Principles. For the avoidance of doubt, Closing Date Cash shall exclude Cash distributed (or otherwise paid) by the Transferred Entities or the JV Entities to Seller or its Subsidiaries (other than the Transferred Entities or the JV Entities) prior to 11:59 p.m. on the Friday before the Closing Date. For all purposes of the calculation of Closing Date Cash, such calculation will be made as if the Reorganization has been fully completed as of the time of the calculation regardless of the status thereof.

“Closing Date Indebtedness” means the aggregate amount of Indebtedness of the Transferred Entities, the JV Entities (provided that with respect to the JV Entities and any unincorporated joint venture arrangement within any Transferred Entity such Indebtedness shall be Seller’s indirect proportional interest in such Indebtedness based on its proportional ownership in the JV Entity or unincorporated joint venture, as applicable) or included in the Assumed Liabilities as of 11:59 p.m. on the Friday before the Closing Date determined in accordance with the Calculation Principles. For the avoidance of doubt, the Closing Date Indebtedness shall (a) exclude Indebtedness repaid by Seller or any of its Subsidiaries or otherwise terminated or released prior to or as of 11:59 p.m. on the Friday before the Closing Date, and (b) include any interest accrued on any portion of the Closing Date Indebtedness pursuant to the express terms thereof from 11:59 p.m. on the Friday before the Closing Date through the Closing. For all purposes of the calculation of Closing Date Indebtedness, such calculation will be made as if the Reorganization has been fully completed as of the time of calculation regardless of the status thereof.

“Closing Date Payments” means the payment at the Closing in full, in cash, of the Cash Consideration and any costs, fees and expenses required to be paid by Buyer in connection with the transactions contemplated by this Agreement, any other Transaction Document or the Financing.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commitment Letters” means the Debt Commitment Letter and the Equity Underwriting Agreement.

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Laws designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition of any country or jurisdiction, to the extent applicable to the purchase and sale of the Business, the Equity Interests, the JV Interests or the Transferred Assets or the assumption of the Assumed Liabilities and the other transactions contemplated by this Agreement, including without limitation, the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and other similar competition or antitrust Laws of any jurisdiction other than the United States.

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated May 2, 2018, by and between Seller and Buyer (as amended, restated or modified from time to time).

“Contract” means any contract, agreement, indenture, note, loan, mortgage, bond, letter of intent, memorandum of understanding, lease (other than the Leased Real Property), sublease, license, sublicense, sales order, purchase order, instrument or other commitment that is binding on any Person under Law, whether oral or written.

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“Data Room” means Seller’s electronic data room titled “Trinity” hosted by Merrill DatasiteOne established in connection with the transactions contemplated hereby to which Buyer and its Representatives have been granted access.

“Debt Commitment Letter” means the debt commitment letter attached hereto as Exhibit C, together with any related fee letter (except that the fee amounts, pricing caps and other economic terms, none of which would adversely affect the amount, conditionality, availability or termination of the Debt Financing to be funded on the Closing Date, set forth therein have been redacted), engagement letter or other agreement, in each case, as amended, supplemented or replaced in compliance with this Agreement or as required by Section 5.19.

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter, including the offering or private placement of debt securities contemplated by the Debt Commitment Letter and any related engagement letter.

“Deemed CFIUS Order” means CFIUS informs the Parties orally or in writing that CFIUS has unresolved national security concerns or has recommended or intends to recommend in a report that the President of the United States prohibit the transactions contemplated by this Agreement, in each case, following Buyer’s withdrawal and resubmission of the CFIUS joint voluntary notice two (2) times upon the expiration of the CFIUS investigation period (for the avoidance of doubt, in addition to the original CFIUS joint voluntary notice filed by the Parties).

“Disclosure Schedules” means the Seller Disclosure Schedule and the Buyer Disclosure Schedule.

“EBITDA” means with respect to any Person net income excluding interest, income tax, depreciation and amortization in a manner consistent with the Financial Statements.

“ECR Clients” means a privately, publicly or government owned company whose primary business is: (a) operating plants that refine oil, gas, or chemicals from raw materials, (b) operating a mine or ore processing complex, or (c) oil, gas or chemical platforms, pipelines or gathering systems, whether onshore or offshore; but excluding buildings, roads or other infrastructure or civil works, water treatment plants, utilities or utility plants or transmission systems, or non-process portions of any plant, refinery, mine, or work or service for any department or agency of a national, state, provincial or local government.

“ECR Project” means, providing one or more ECR Services to an ECR Client.

“ECR Services” means, Front End Engineering Design (FEED), detailed engineering, Construction Management (CM), Program Management (PM), direct-hire craft or field services (Construction or Maintenance), start-up and commissioning (Commissioning), or any combination of these; and in the case of Chemetics the supply of specialty plant, equipment or parts; and in the case of Jacobs Comprimo the supply of sulfur recover technology or catalyst used in combination with that technology.

“Effect” has the meaning set forth in the definition of Business Material Adverse Effect.

“Employee Plan” means any “employee benefit plan”, (as defined in Section 3(3) of ERISA), and any stock option, stock purchase, equity-based compensation, profit-sharing, savings, employment, change-in-control, severance, retention, medical, disability, fringe benefit, bonus, incentive, deferred compensation, retirement, supplemental retirement and any other employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA (but excluding any statutory plans or similar employee benefits required by Law).

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“Environmental Conditions” means the presence of Hazardous Substances in the environment in a manner or in quantities that violates any applicable Environmental Laws or otherwise requires remediation pursuant to any applicable Environmental Laws.

“Environmental Laws” means any applicable Law relating to pollution, protection of the environment and/or protection of the health and safety of persons from exposure to Hazardous Substances.

“Equity Financing” means the fully underwritten pro-rata accelerated entitlement offer by Buyer to its eligible institutional shareholders and eligible retail shareholders to be undertaken pursuant to the Equity Underwriting Agreement and any related engagement letter.

“Equity Interests” means (a) with respect to a company or corporation, any and all classes or series of shares, (b) with respect to a partnership, limited liability company trust or similar Person, any and all classes or series of units, interests or other partnership or limited liability company equity securities, and (c) with respect to any other entity, any other security representing an ownership interest or participation in such entity.

“Equity Seller” means Seller and each Subsidiary of Seller set forth on Exhibit A-2 that holds the portion of the Transferred Interests set forth across such Person’s name on Exhibit A-2; provided, that Exhibit A-2 shall be amended to reflect any amendments to the Reorganization.

“Equity Underwriting Agreement” means the equity underwriting agreement attached hereto as Exhibit D, between Buyer, UBS and Macquarie, pursuant to which UBS and Macquarie have committed to underwrite the Equity Financing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Final Net Working Capital” means the Net Working Capital set forth in the Final Closing Statement as finally determined pursuant to Section 2.12.

“Financing” means the Equity Financing and the Debt Financing.

“Financing Conditions” means with respect to the Debt Financing, the conditions precedent set forth in Section 3 of the Debt Commitment Letter and with respect to the Equity Financing, the conditions precedent set forth in Section 3 of the Equity Underwriting Agreement.

“Financing Failure Event” means (a) the commitments with respect to all or any portion of the Financing expiring or being terminated, (b) for any reason, all or any portion of the Financing becoming unavailable, (c) a material breach or repudiation, or a material breach or repudiation threatened in writing, by any party to the Commitment Letters, or (d) any party to a Commitment Letter or any Affiliate or agent of such Person shall allege that any of the events set forth in clauses (a) through (c) has occurred.

“Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or other financing (other than the Equity Financing) in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and Representatives and their respective successors and assigns.

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“Floor” means the amount set forth on Section 1.01(b) of the Seller Disclosure Schedule; provided that if the Parties mutually agree that Seller or any of its Subsidiaries shall retain any current asset or current liability which would otherwise be included in the calculation of Net Working Capital pursuant to the terms of this Agreement, the amount set forth on Section 1.01(b) of the Seller Disclosure Schedule shall be equitably adjusted to account for such retained current asset or current liability.

“Fraud” means, with respect to any Person, the making of a statement of fact in the express representations and warranties set forth in ARTICLE III and ARTICLE IV with intent to deceive another Person and requires (a) a false representation of material fact; (b) with knowledge that such representation is false; (c) with an intention to induce the party to whom such representation is made to act or refrain from acting in reliance upon it; (d) causing that party, in justifiable reliance upon such false representation, to take or refrain from taking action; and (e) causing such party to suffer damage by reason of such reliance.

“GAAP” means generally accepted accounting principles in the United States of America.

“Government Official” means any officer or employee of a foreign Governmental Authority (including any sovereign wealth fund) or of a public international organization (as defined by the FCPA), or any Person acting in an official capacity for or on behalf of any such Governmental Authority, or for or on behalf of any such public international organization, or any foreign political party, party official, or candidate thereof.

“Governmental Authority” means any (a) national, federal, state, city, county, town, municipal, local or foreign or supranational government, or other political subdivision thereof, (b) entity exercising executive, legislative, judicial, regulatory, tribunal, taxing or administrative functions of or pertaining to government, (c) arbitrator or arbitral body or panel, department, ministry, instrumentality, agency, court, commission or body of competent jurisdiction, (d) governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental powers), (e) body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, (f) self-regulatory organization, (g) national or other securities exchange, (h) regulatory body, such as the Australian Securities and Investments Commission, or (i) official of any of the foregoing.

“Hazardous Substances” means any substances or materials (whether solids, liquids or gases) defined as toxic or hazardous under any Environmental Law, including petroleum, asbestos, polychlorinated biphenyls, mercury, flammable or explosive materials; radioactive materials, including NORM; and any other chemical, pollutant, contaminant, substance, or waste, including a petroleum or petroleum-derived substance or waste, that is regulated as hazardous, toxic or otherwise harmful to human health or the environment under any Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Tax” means (a) any Tax that is, in whole or in part, based on or measured by net income or gains and (b) any Tax that is based on or measured by multiple bases (including franchise, doing business, or occupation Taxes) if one or more of the bases upon which such Tax is based or measured is included in clause (a).

“Indebtedness” means, without duplication, all (a) obligations for borrowed money, (b) obligations evidenced by notes, bonds, debentures or similar instruments, (c) obligations to pay rent or other amounts under any lease (or other arrangement conveying the right to use) that is required to be classified and accounted for as a capitalized lease on the face of a balance sheet prepared in accordance with GAAP applied in accordance with the Calculation Principles, (d) reimbursement obligations in respect of any letter

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of credit, banker’s acceptance or similar credit transaction but only if (A) drawn with Seller’s consent or (B) drawn without Seller’s consent prior to Closing and Seller does not initiate a dispute within 30 days of such draw (provided that any draw within 30 days of Closing shall be deemed to be disputed), (e) the principal component of all obligations to pay the deferred and unpaid purchase price of property or equipment which has been delivered (other than accounts payable), (f) all obligations under any sale and leaseback transaction, any synthetic lease or tax ownership operating lease transaction, in each case, in respect of which the lessee retains or obtains ownership of the property so leased for U.S. federal income tax purposes, (g) net aggregate cash payment obligations under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof, calculated at the mark-to-market valuation or other readily available quotation provided by any nationally recognized dealer in such instrument, (h) all Indebtedness of another Person (other than another Transferred Entity or JV Entity) referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally, in any manner, (i) the items set forth on Section 1.01(c) of the Seller Disclosure Schedule, and (j) accrued and unpaid interest, penalties, make-whole payments, fees and other costs or charges paid or payable in the event that any of the foregoing is to be repaid, terminated or otherwise discharged. For the avoidance of doubt, Indebtedness shall exclude: (i) undrawn guarantees, letters of credit, surety bonds, performance bonds, or similar obligations, (ii) obligations associated with leases that would be classified as operating in a balance sheet prepared in accordance with GAAP applied in accordance with the Calculation Principles, (iii) trade accounts payable that are treated as current liabilities in the determination of Net Working Capital, or (iv) fees and expenses incurred by or on behalf of Buyer or any of its Subsidiaries in connection with the Financing or other transactions contemplated by this Agreement or any other Transaction Document.

“Intellectual Property” means all United States and foreign intellectual property rights, including all: (a) patents and patent applications, (b) trademarks, service marks, trade dress, logos, brand names, and other indicia of origin, and all registrations of and applications to register the foregoing, (c) copyrights, and all registrations thereof and applications to register the foregoing, and (d) trade secrets.

“Intercompany Balances” means as of any date, all balances as of such date between Seller or any of its Subsidiaries (other than the Transferred Entities or the JV Entities), on the one hand, and the Transferred Entities or the JV Entities, on the other hand, including intercompany accounts receivable and intercompany accounts payable.

“International Trade Laws” means any applicable export control, sanctions, import, or anti-boycott Law or other binding decisions of a Governmental Authority, including, but not limited to, the Tariff Act of 1930, as amended, and other laws, regulations, and programs administered or enforced by U.S. Customs and Border Protection; the Export Administration Regulations administered by the Department of Commerce, Bureau of Industry and Security; the regulations and Executive Orders administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); the International Traffic in Arms Regulations administered by the U.S. Department of State, Directorate of Defense Trade Controls; and the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury.

“Investment Grade” means a credit rating of at least “BBB-” from Standard & Poor’s Ratings Group (a division of McGraw Hill, Inc.), and at least “Baa3” from Moody’s Investors Services, Inc.

“IRS” means the U.S. Internal Revenue Service.

“JV Entities” means each of the Persons set forth on Exhibit A-3; provided, that Exhibit A-3 shall be amended to reflect any amendments to the Reorganization.

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“JV Sellers” means each Subsidiary of Seller set forth on Exhibit A-3 that holds the portion of the JV Interests set forth across such Person’s name on Exhibit A-3; provided, that Exhibit A-3 shall be amended to reflect any amendments to the Reorganization.

“Knowledge of Buyer”, “Buyer’s Knowledge” or any other similar knowledge qualification in this Agreement means the actual knowledge of the Persons set forth in Section 1.01(a) of the Buyer Disclosure Schedule, after reasonable inquiry of Buyer executives with oversight over the relevant subject matter.

“Knowledge of Seller”, “Seller’s Knowledge” or any other similar knowledge qualification in this Agreement means the actual knowledge of the Persons set forth in Section 1.01(d) of the Seller Disclosure Schedule, after reasonable inquiry of Seller executives with oversight over the relevant subject matter.

“Law” means, with respect to any Person, any United States or foreign federal, state, local, provincial, municipal law, constitution, principle of common law, resolution, treaty, convention, ordinance, code, rule, regulation, statute, Order, injunction, judgment, edict, decree, ruling or other similar requirement issued, enacted, adopted, implemented, promulgated or otherwise put into effect by or under the authority of a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise herein.

“Liability” means any liability, cost, expense, debt, guarantee, assurance, commitment or obligation of any kind, character, or description, and whether known or unknown, accrued or unaccrued, absolute, fixed, contingent or otherwise, asserted or unasserted, matured or unmatured, liquidated or unliquidated, due or to become due and whenever or however arising.

“Licensed Intellectual Property” has the meaning ascribed to such term in the IP License Agreement.

“Lien” means, with respect to any property, Equity Interest or asset, any mortgage, deed of trust, hypothecation, lien, encumbrance, pledge, charge, security interest, right of first refusal, right of first offer, adverse claim, restriction on transfer, covenant or option in respect of such property, Equity Interest or asset.

“Local Agreements” means any agreement or document entered into or delivered in connection with the transactions contemplated hereby and which is required in any applicable jurisdiction to transfer the Transferred Interests or the Transferred Assets, or to assume the Assumed Liabilities, or as otherwise required to transfer or assume assets or Liabilities, respectively, pursuant to this Agreement. For the avoidance of doubt, the Local Agreements shall not provide for any additional rights or obligations of Seller or any of its Subsidiaries, on the one hand, or Buyer or any of its Subsidiaries, on the other hand, not provided for in this Agreement. Seller and Buyer shall reasonably cooperate in the preparation of such Local Agreements, which shall be prepared in a manner consistent in all respects with the terms of this Agreement with only such changes as necessary to comply with applicable Law of such foreign jurisdictions.

“Losses” means all damages, liabilities, deficiencies, awards, judgments, assessments, fines, sanctions, penalties, charges, costs, expenses, and payments of whatever kind, all interest thereon, all costs and expenses of investigating any claim, lawsuit or arbitration and any appeal therefrom, all reasonable attorneys’, accountants’ and expert witness’ fees incurred in connection therewith.

“Mandatory Reorganization” means completion of 100% of the Reorganization involving the applicable Transferred Entity, JV Entity, Transferred Asset or Assumed Liability, in each case, other than the removal of any Retained Assets or Retained Liabilities from any Transferred Entity.

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“Net Working Capital” means the difference (whether positive or negative) of: (a) the “current assets” of the Transferred Entities and the JV Entities together with all “current assets” included in the Transferred Assets, minus (b) the “current liabilities” of the Transferred Entities and the JV Entities together with all “current liabilities” included in the Assumed Liabilities, in each case, as of 11:59 p.m. on the Friday before Closing, as determined in accordance with the Calculation Principles; provided that notwithstanding the foregoing (i) if Net Working Capital exceeds the Cap, for all purposes of this Agreement Net Working Capital shall equal the Cap and (ii) if Net Working Capital is lower than the Floor, for all purposes of this Agreement Net Working Capital shall equal the Floor. For all purposes of the calculation of Net Working Capital, such calculation will be made as if the Reorganization has been fully completed as at the time of calculation regardless of the status thereof.

“Non-Party Affiliates” means, with respect to the Financing Sources, their respective Affiliates and their respective Affiliates’ current, former and future officers, directors, employees, agents and Representatives, and the successors and assigns of the foregoing Persons.

“Non-U.S. Business Employee” means each Business Employee that is not a U.S. Business Employee.

“Offered Employee” means any Business Employee who is not a Transferred Entity Employee.

“Orders” means all judgments, orders, writs, injunctions, decisions, rulings, decrees and awards issued or entered by any Governmental Authority.

“Organizational Documents” means any charter, certificate of formation, articles of incorporation, declaration of partnership, articles of association, bylaws, operating agreement, limited liability company agreement, partnership agreement, stockholder agreement or similar formation or governing documents and instruments of any Person.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable, or Taxes the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves are reflected, in accordance with GAAP, on the Balance Sheet, (b) mechanics’, materialmens’, carriers’, workers’, repairers’ and similar Liens arising or incurred by operation of law in the ordinary course of business for amounts not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves are reflected, in accordance with GAAP, on the financial statements of Seller and its Subsidiaries (if required by GAAP), (c) zoning, entitlement and other land use and environmental regulations promulgated by any Governmental Authority affecting a Transferred Asset that would not, individually or in the aggregate, reasonably be expected to materially interfere with the use thereof in the Business in substantially the manner currently conducted, (d) Liens of public record affecting a Transferred Asset that would not, individually or in the aggregate, reasonably be expected to materially interfere with the use thereof in the Business in substantially the manner currently conducted, taken as a whole, provided, however, that in no event shall any Liens securing any indebtedness for borrowed money be deemed “Permitted Liens” pursuant to this clause (d), (e) covenants, conditions, restrictions, easements, rights of way, encumbrances, defects, imperfections, irregularities of title or other Liens (other than those described in another clause of this definition), if any, that would not, individually or in the aggregate, reasonably be expected to materially interfere with the use thereof in the Business in substantially the manner currently conducted, taken as a whole, (f) with respect to any Leased Real Property, the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, which would not, individually or in the aggregate, reasonably be expected to materially impair the use or occupancy of any Leased Real Property substantially as currently used or occupied, (g) all covenants, conditions, restrictions, easements, rights of way, encumbrances, defects, imperfections, irregularities of title or other Liens that would be readily apparent upon physical inspection of the Real Property or review of an accurate survey covering the Real Property,

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or that are otherwise disclosed in any real property files that have been made available to Buyer that would not, individually or in the aggregate, reasonably be expected to materially interfere with the use of the applicable Transferred Asset in the Business in substantially the manner currently conducted (h) Liens created by Buyer or its successors and assigns, (i) Liens listed in Section 1.01(e) of the Seller Disclosure Schedule, and (j) non-exclusive licenses to Intellectual Property granted in the ordinary course of business consistent with past practice.

“Person” means an individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, trust or other entity or organization of any kind, including a Governmental Authority.

“Plan” means each Employee Plan sponsored, maintained or contributed to by Seller, or required to be maintained or contributed to for the benefit of any current or former Business Employee.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period ending on and including the Closing Date.

“Prime Rate” means the rate per annum published in The Wall Street Journal from time to time as the prime lending rate prevailing during any relevant period.

“Real Property” means the Owned Real Property and Leased Real Property.

“Reorganization” means a reorganization of Seller and its Subsidiaries and their respective assets and Liabilities in substantially the form described on Exhibit A-1; provided, that Exhibit A-1 may be amended by either Party no later than ten (10) Business Days prior to the Closing Date; provided that any such amendment that adversely affects the other Party or any of its Subsidiaries, in any material respect, with respect to the legal, economic or Tax impact of the transactions contemplated by this Agreement or the Reorganization will be subject to the prior written consent of such other Party (such consent not to be unreasonably withheld, conditioned or delayed); provided, further, that any reduction in the amount, or the utilization, of any Tax asset or Tax attribute of or with respect to the Transferred Entities, the JV Entities or the Transferred Assets that exists prior to the transfer of the relevant Transferred Entity, JV Entity or Transferred Asset to Buyer or a Buyer Designee shall not be considered an adverse effect on Buyer or any of its Affiliates.

“Reorganization Documents” means any agreement, deed, bill of sale, endorsement, assignment, certificate or other instrument, including instruments of conveyance or assignment, entered into, executed or delivered by Seller or any of its Subsidiaries in connection with the Reorganization.

“Representative” means, with respect to any Person, such Person’s directors, legal representatives, officers, employees, counsel, financial advisors, accountants, auditors, agents and other authorized representatives (whether third party or otherwise).

“Retained Businesses” means all businesses now, previously or hereafter conducted by Seller or any of its Subsidiaries, other than the Business.

“Sanctions” means all Laws related to economic sanctions administered or enforced by any applicable Governmental Authority, including, without limitation, OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, and any member state thereof.

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“Sanctioned Country” means any country or territory that is itself subject to comprehensive U.S. sanctions, currently Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine.

“Sanctioned Person” means (a) any Person that is the subject or target of Sanctions including, without limitation, any Person listed in any Sanctions-related list of designated Persons or other restricted party list maintained by OFAC, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the European Union, any member state thereof, or any other applicable Sanctions authority, (b) any Person located, organized, or resident in a country or territory that is itself the target of Sanctions, and (c) any Person fifty (50) percent or greater owned or otherwise controlled by or acting for or on behalf of any such Person or Persons.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Disclosure Schedule” means the disclosure schedules delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement.

“Seller Fundamental Representations” means the representations and warranties of Seller contained in Section 3.01(a) (Organization and Qualification), Section 3.02 (Authorization), Section 3.05(a) (Capitalization), and Section 3.20 (Brokers).

“Seller Group” means (a) for U.S. federal income tax purposes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which Seller is the common parent, and (b) for state, local or non-U.S. Income Tax purposes, the affiliated, aggregate, consolidated, combined or unitary group of which Seller or a Subsidiary of Seller (other than a Transferred Entity or a JV Entity) is the common parent.

“Seller Group Tax Return” means any Tax Return for Income Taxes of any Seller Group.

“Seller Marks” means the name “Jacobs”, “Jacobs Connected Enterprise”, “Beyond Zero”, “CH2M”, “CH2M Hill” and any Trademark consisting of or incorporating the terms “Jacobs” or “CH2M” and any other Trademark used by Seller or any of its Subsidiaries (other than the Transferred Trademarks) and any names (including those domain names) or Trademarks related thereto or containing or comprising the foregoing including all contractions, abbreviations, derivations, translations or transliterations of these names or any names and Trademarks or Trademarks confusingly similar thereto, or likely to be confusingly similar thereto, or dilutive thereof.

“Services” means those services as set forth in the Transition Services Agreement.

“Shared Corporate Contract” means any Contract to which Seller or any of its Subsidiaries (excluding the Transferred Entities and the JV Entities) is a party with any non-Affiliated third party and which (a) benefits both the Business and any Retained Business, (b) is not a Transferred Asset, (c) is not a Contract with a customer of the Business and/or the Retained Business, and (d) pursuant to which the Business, individually or in the aggregate, purchased goods or services from such non-Affiliated third party in excess of $2,000,000 in the fiscal year ended June 29, 2018. For the avoidance of doubt, for purposes of this Agreement the definition of “Shared Corporate Contract” shall exclude: (i) Employee Plans, (ii) insurance policies, (iii) indebtedness for borrowed money, (iv) obligations evidenced by notes, bonds, debentures or similar instruments, (v) interest rate, currency or commodity derivatives or hedging instruments or transactions, (vi) guarantees, letters of credit, surety bonds, performance bonds, or similar obligations, (vii) Permits, (viii) Real Property Leases, and (ix) other corporate-level services provided by Seller and its Subsidiaries (excluding the Transferred Entities and the JV Entities), on the one hand, to the Transferred Entities or the JV Entities, on the other hand, or any Service addressed in the Transition Services Agreement.

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“Specialized Manufacturing Business” means Seller’s specialized manufacturing business which engages in a full range of services including consulting, engineering, procurement, Front End Engineering Design (FEED), detailed engineering, Construction Management (CM), Program Management (PM), direct-hire craft or field services (Construction or Maintenance), start-up and commissioning (Commissioning), or any combination of the foregoing, in each case for Persons whose primary business is related to or arises from: (a) pulp or paper products, (b) food, beverage or consumer goods, (c) chemical or polysilicon plants, or (d) pharmaceutical or healthcare products.

“Straddle Tax Period” means a Tax period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” or “subsidiary” means, with respect to any Person, (a) any other Person of which such Person beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities of such other Person, (ii) the total combined equity interests of such other Person, or (iii) the capital or profit interests of such other Person, or (b) any other Person of which such Person has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body of such other Person. For the avoidance of doubt, for purposes of this Agreement (I) prior to the Closing, the JV Entities will be deemed Subsidiaries of Seller, and (II) following the Closing, the JV Entities will be deemed Subsidiaries of Buyer.

“Target Net Working Capital” means the amount as set forth in Section 1.01(f) of the Seller Disclosure Schedule.

“Tax” means any income, gross receipts, estimated, ad valorem, value added, excise, real property, personal property, asset, sales, stamp, use, franchise, margin, license, payroll, transaction, capital, capital gains, net worth, withholding, social security, custom, duty, utility, workers’ compensation, severance, disability, wage, employment, production, unemployment compensation, occupation, premium, royalty, windfall profits, transfer, recordation, gains, alternative or add-on minimum, documentary, recapture, business license, business organization, profits, license or other tax or other governmental fee, charge, or assessment in the nature of a tax or escheat or unclaimed property obligations of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount with respect thereto, imposed by any Governmental Authority, whether disputed or not.

“Taxing Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Item” means any item of income, gain, loss, deduction or credit, or other attribute that may have the effect of increasing or decreasing any Tax.

“Tax Liability” means any Liabilities related to Taxes.

“Tax Return” means any report, return, declaration, claim for refund, or information return or statement of or relating to Taxes that is filed or required to be filed with any Taxing Authority, including any attachment or schedule thereto or amendment thereof.

“Tax Sharing Agreements” means any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or any other similar agreement which obligates any Person to indemnify another party to any such agreement for Taxes, other than (a) credit agreements and other debt documents, (b) commercial agreements entered into in the ordinary course of business not primarily relating to Taxes (including Real Property Leases), (c) provisions of employment agreements compensating employees for any increase in taxation of such employee’s income resulting from the performance of work outside of such employee’s country of residence, and (d) agreements pursuant to which a Transferred Entity is solely a beneficiary of, and not an obligor under, the Tax indemnification, sharing or allocation provisions of such agreement.

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“Third Party Approval” means any consent, approval, Order, authorization or waiver of, or notification to, any Person (including consents or approvals of any Governmental Authority but excluding (a) the Mandatory Regulatory Approvals, (b) the Business Employee Approvals, (c) consents, approvals or waivers from Seller or any of its Subsidiaries, or (d) consents, approvals or waivers in connection with Business Guarantees) necessary to consummate the sale, transfer, conveyance, assignment or delivery or attempted sale, transfer, conveyance, assignment or delivery to Buyer or a Buyer Designee of any Transferred Interest or Transferred Asset and/or the assumption or attempted assumption of any Assumed Liabilities or any claim or right or any benefit arising thereunder or resulting therefrom, in each case as contemplated by this Agreement.

“Trademarks” means all trademarks, service marks, trade names, design rights, trade dress, logos and other indications of origin, including all goodwill connected with the use thereof and symbolized thereby, and all registrations and applications relating to the foregoing.

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Bill of Sale, the Assumption Agreement, the Local Agreements, the Subleases, the Assignment Agreements, the IP License Agreement, the Real Estate License Agreements and any other deed, bill of sale, endorsement, assignment, assumption, certificate or other instrument of conveyance and assignment as the Parties and their respective legal counsels deem reasonably necessary to vest in Buyer or a Buyer Designee Seller’s, the Equity Sellers’ and the Asset Sellers’ right, title and interest in, to and under the Equity Interests, the JV Interests and the Transferred Assets and the Assumed Liabilities.

“Transferred Entities” means each of the Persons set forth on Exhibit A-2; provided, that Exhibit A-2 shall be amended to reflect any amendments to the Reorganization.

“Transferred Entity Employee” means each individual who is an employee of a Transferred Entity as of immediately prior to the Closing Date.

“Trapped Cash” means cash (a) which, following Closing, will not be able to be distributed, upstreamed or downstreamed to Buyer or any Subsidiary of Buyer by operation of local law, rule or regulation of any applicable Governmental Authority or where the distribution, upstreaming or downstreaming of such cash would result in material out-of-pocket costs or expenses or is otherwise restricted by applicable Law, and (b) which is not reasonably expected to be required for working capital purposes.

“Trapped Cash Cost” means an amount equal to (a) the lowest aggregate out-of-pocket cost of repatriating or distributing Trapped Cash from any jurisdiction (other than Australia or the United States) to the United Sates or Australia, including Taxes and other assessments, minus (b) $5 million, but not less than $0.

“Treasury Regulations” means the regulations promulgated by the U.S. Treasury Department under the Code.

“U.S. Business Employee” means each Business Employee employed in the United States.

“VAT” means (a) within the European Union, such tax, duty, assessment or similar charges as may be levied in accordance with (but subject to derogations from) Council Directive 2006/112/EC, and (b) outside the European Union, any tax, duty, assessment or similar charges levied by reference to added value, turnover or sales (including, for the avoidance of doubt, Canadian Goods and Services Tax and any other similar or correlative harmonized, provincial or local tax, duty, assessment or similar charge), in each case together with any interest, penalties or additions imposed thereon by any Taxing Authority.

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Section 1.02.    Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
AASB	4.14(b)
AAS	4.14(b)
Acquired Contracts	2.03(a)
Acquired Employee Contracts	2.03(q)
Affiliate Transactions	3.19(b)
Agreement	Preamble
Anti-Corruption Laws	3.07(c)
Assignment Agreements	2.10(a)(xiii)
Assumed Liabilities	2.05
Assumption Agreement	2.10(b)(viii)
Balance Sheet	3.06(a)
Bill of Sale	2.10(a)(vii)
Business	Recitals
Business IT Assets	3.14(e)
Business Registered Intellectual Property	3.14(a)
Business Top Customer	3.22(a)
Business Top Supplier	3.22(b)
Buyer	Preamble
Buyer Controlled Privileges	5.13(d)
Buyer Deferred Compensation Plan	7.07
Buyer-Filed Tax Return	6.01(a)
Buyer Indemnified Parties	5.28(a)
Buyer Ordinary Shares	4.03(a)
Buyer Related Parties	10.12(a)
Buyer Releasee	5.26(c)
Buyer Releasor	5.26(a)
Buyer Replacement Contracts	5.06(a)
Buyer Reports	4.14(a)
Buyer Review Documents	4.19
Buyer Key Employees	5.16(e)
Buyer’s 401(k) Plan	7.04
Cash Consideration	2.11(c)(ii)
CFIUS Filing	5.05(d)
CFIUS Liquidated Damages	9.02(b)
Claims Made Policies	5.12(b)
Closing	2.09
Closing Date	2.09
Closing Legal Impediment	8.01(a)
Competing Activity	5.16(a)
Competing Acquisition Revenues	5.16(d)
Competition Filings	5.05(a)
Contingent Worker	3.11(d)
Corporations Act	2.10(b)(iv)
Current Offered Employees	7.03(a)

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D&O Indemnitees	5.20(a)
Divestiture Action	5.05(b)
DOJ	5.05(a)
Draft CFIUS Filing	5.05(d)
FCPA	3.07(c)(iii)
Final Allocation Statement	2.13
Final Closing Statement	2.12(a)
Final Purchase Price	2.12(e)
Financial Statements	3.06(a)
Fried Frank	10.12(a)
FTC	5.05(a)
GPA	6.05(b)
Group Member	6.05(b)
Indemnified Parties	5.28(a)
Independent Firm	2.12(c)
Information	5.13(d)
Initial Allocation Statement	2.13
Initial Outside Date	9.01(c)
JESA Competing Activity	5.16(e)
JV Interests	Recitals
Leased Real Property	2.03(c)
Leave Offered Employees	7.03(a)
Lessee	3.18(c)
Liability Policies	5.12(b)
License Agreements	2.10(a)(xiv)
Mandatory Regulatory Approvals	8.01(b)
Material Contract	3.15(a)
Notice of Objection	2.12(b)
Occurrence Policies	5.12(b)
Outside Date	9.01(c)
Owned Real Property	2.03(d)
Parties	Preamble
Permits	3.07(b)
Post-Closing Representation	10.12(a)
Pre-Closing Representation	10.12(a)
Preliminary Closing Statement	2.11(a)
Preliminary Purchase Price	2.11(b)
Prior Company Counsel	10.12(a)
Privileged Information	5.13(d)
Privileges	5.13(d)
Property Taxes	6.06(b)
Purchase Price	2.08
R&W Policy	Recitals
Real Property Leases	3.17(c)
Reorganization	Recitals
Restricted Period	5.16(a)
Retention Bonuses	7.12
Retained Assets	2.04(a)
Retained Liabilities	2.06
Sample Closing Statement	2.11(a)
Section 388(h)(10) Elections	6.08(a)

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Section 388(h)(10) Purchaser	6.08(a)
Section 5.09 Business Guarantee	5.09(a)
Seller	Preamble
Seller Acquisition	5.16(a)(iii)
Seller Controlled Privileges	5.13(d)
Seller CT Group	6.05(b)
Seller DB Plan	7.05(a)
Seller Deferred Compensation Plan	7.07
Seller Deferred Compensation Liabilities	7.07
Seller Indemnitors	5.20(e)
Seller Indemnified Parties	5.28(a)
Seller Insurance Policies	3.16
Seller LTI Cash Awards	7.12
Seller LTI Expense	7.12
Seller RSU Awards	7.06(b)
Seller PSU Awards	7.06(a)
Seller Related Parties	10.12(a)
Seller Releasor	5.26(c)
Seller Restricted Employees	5.16(g)
Seller’s 401(k) Plan	7.04
Seller Releasee	5.26(a)
Seller Releasor	5.26(c)
Seller Review Documents	3.26
Seller Taxes	6.06(a)
Seller Vacation Payment	7.03(g)
Senior Representatives	5.30
Separation Team Lead	5.30
Share Consideration	2.11(c)(i)
Statutorily Mandated Benefit Arrangement	7.05(c)
Subleases	2.10(a)(xi)
Suppliers	6.05(f)
Tax Claim	6.07(a)
Tax Refunds	6.01(b)
Threshold ECR Business	5.16(c)
Transfer Date	7.03(b)
Transferred Assets	2.03
Transferred Coverage	5.12(b)
Transferred DCP Participant	7.07
Transferred Employee	7.03(b)
Transferring DB Plan	7.05(b)
Transfer Taxes	6.02(a)
Transferred Books and Records	2.03(h)
Transferred Insurance Proceeds	2.03(n)
Transferred Intellectual Property	2.03(f)
Transferred Interests	Recitals
Transferred Pension Liabilities	7.05(b)
Transferred Plan Assets	2.03(p)
Transferred Trademarks	2.03(g)
Transition Services Agreement	2.10(a)(v)
UK CT Entity	6.05(b)
Unresolved Items	2.12(c)

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US Qualified Stock Purchase	6.08(a)
VAT Grouped Entities	6.05(f)
WARN	7.09

Section 1.03.    Interpretation. The table of contents, titles, headings and captions contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “hereby,” “herewith,” “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (b) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”, if not already followed by such words; (c) masculine gender shall also include the feminine and neutral genders, and vice versa; (d) words importing the singular shall also include the plural, and vice versa; (e) references to “Articles,” “Exhibits,” “Sections” or “Schedules” shall be to Articles, Exhibits, Sections or Schedules of or to this Agreement; (f) all Exhibits or Schedules of or to this Agreement are hereby incorporated in and made a part of this Agreement as if set forth in full herein, and any capitalized terms used in such Exhibits or Schedules and not otherwise defined therein shall have the meaning set forth in this Agreement; (g) “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the sign “$” means the lawful currency of the United States of America and all references to amounts under this Agreement are to the lawful currency of the United States of America unless expressly noted otherwise; (i) all references to “days” mean calendar days and all references to time mean Eastern Time in the United States of America, in each case unless otherwise indicated; (j) any references in this Agreement to dollar amount thresholds shall not be deemed to be evidence of a Business Material Adverse Effect, Buyer Material Adverse Effect or materiality; (k) references to the transactions contemplated by this Agreement or by the Transaction Documents shall not include the Reorganization or the transactions contemplated by the Reorganization Documents; (l) derivative forms of defined terms will have correlative meanings; (m) accounting terms not otherwise defined herein have the meaning assigned to such term in accordance with GAAP; (n) when calculating the period of time before which, within which or following which any act is to be done, the date that is the reference date in calculating such period shall be excluded (and if the last day of such period is a non-Business Day, the period shall end on the next succeeding Business Day); and (o) for purposes of this Agreement, other than for purpose of the Closing deliverables described in Section 2.10, a document or other instrument will be deemed to have been “provided,” “furnished,” “delivered” or “made available” to Buyer only when such document or other instrument has been uploaded onto the Data Room on or before October 19, 2018 in a manner fully readable by Buyer and not removed prior to the execution of this Agreement. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

ARTICLE II

PURCHASE AND SALE

Section 2.01.    Purchase and Sale of the Transferred Interests. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Seller shall, and shall cause each of the other Equity Sellers to, sell, transfer, convey and assign to Buyer or the applicable Buyer Designee, free and clear of any and all Liens other than Permitted Liens, and Buyer shall, and shall cause each applicable Buyer Designee to, purchase, acquire and accept from the applicable Equity Seller, all of such Equity Seller’s, direct and indirect, right, title and interest in and to its Transferred Interests, as set forth on Exhibit A-2, as such exhibit may be amended pursuant to the terms of this Agreement.

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Section 2.02.    Purchase and Sale of the JV Interests. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Seller shall, and shall cause each of the JV Sellers to, sell, transfer, convey and assign to Buyer or the applicable Buyer Designee, free and clear of any and all Liens other than Permitted Liens, and Buyer shall, and shall cause each applicable Buyer Designee to, purchase, acquire and accept from the applicable JV Seller, all of such JV Seller’s, direct and indirect, right, title and interest in and to its JV Interests, as set forth on Exhibit A-3, as such exhibit may be amended pursuant to the terms of this Agreement.

Section 2.03.    Purchase and Sale of the Transferred Assets. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Seller shall, and shall cause each of the other Asset Sellers to, sell, transfer, convey and assign to Buyer or the applicable Buyer Designee, free and clear of all Liens other than Permitted Liens, and Buyer shall and shall cause each applicable Buyer Designee to purchase, acquire and accept from each Asset Seller, all of such Asset Seller’s right, title and interest in and to the Transferred Assets. For purposes of this Agreement, “Transferred Assets” shall mean all of the assets, properties and rights, wherever located (unless a location is specifically identified in this Agreement), of Seller or any of its Subsidiaries, (i) that are primarily used, or held for use in, the Business (except, in each case, (A) where a different standard is expressly used in Section 2.03(a) through Section 2.03(t) with respect to a delineated asset, property or right, or (B) where there is an express limitation set forth in Section 2.03(a) through Section 2.03(t) with respect to a delineated asset, property or right), together with (ii) those assets described in Section 2.03(a) through Section 2.03(t) below; provided, that notwithstanding anything to the contrary in this Section 2.03, (I) “Transferred Assets” shall not in any event include any of the Retained Assets, and (II) it is acknowledged and agreed that Buyer shall obtain indirect ownership of any assets, properties or rights that are owned, leased or licensed by any Transferred Entity, or any JV Entity by virtue of its acquisition of the Transferred Interests and JV Interests:

(a)    all rights and benefits under each Contract to which Seller or any of its Subsidiaries is a party, in each case to the extent such Contract is primarily used, or held for use in, the Business (in each case other than the Contracts set forth in Section 2.03(a) of the Seller Disclosure Schedule, collectively the “Acquired Contracts”);

(b)    all inventory, raw materials, work-in-process, finished goods, supplies, spare parts and other inventories primarily used, or held for use in, the Business, including all such items in transit from suppliers of the Business, held for delivery by suppliers of the Business or held on consignment by third parties on behalf of the Business;

(c)    the leasehold, subleasehold, easement, license or other occupancy interests of Seller or any of its Subsidiaries (as lessee, sublessee, grantee or licensee) set forth on Section 2.03(c) of the Seller Disclosure Schedule (the “Leased Real Property”);

(d)    the real property owned in fee simple by Seller or any of its Subsidiaries set forth on Section 2.03(d) of the Seller Disclosure Schedule (the “Owned Real Property”) and Seller’s and any of its Subsidiaries’ right, title and interest in and to all improvements, buildings and facilities thereon;

(e)    all tangible assets, including machinery, equipment, furniture and furnishings, leasehold improvements, goods, vehicles, office equipment and supplies, computers and related equipment, telephones, telecopiers, and other fixed assets of any kind owned, leased or licensed by Seller or any of its Subsidiaries that are located on the Leased Real Property or Owned Real Property, except any IT servers solely dedicated to the Retained Business and any IT equipment (including for example monitors or laptops) used by employees of Seller or any of its Subsidiaries other than the Business Employees;

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(f)    all Intellectual Property described on Section 2.03(f) of the Seller Disclosure Schedule (collectively the “Transferred Intellectual Property”);

(g)    all Trademarks set forth on Section 2.03(g) of the Seller Disclosure Schedule (the “Transferred Trademarks”);

(h)    the Business Records primarily used, or held for use in, the Business, including personnel records for Business Employees who become Transferred Employees, but excluding (i) personnel records of the Business Employees who do not become Transferred Employees and records subject to Section 2.04(a)(viii), (ii) any information primarily relating to the Retained Businesses, (iii) any Seller Group Tax Return or any work papers related thereto, and (iv) any information relating to the sale process, bids received from other Persons in connection with the transactions contemplated by this Agreement and information and analysis (including financial analysis) relating to such bids, if any (the “Transferred Books and Records”);

(i)    the accounts and notes receivable which are included as current assets in the Final Net Working Capital;

(j)    the goodwill primarily related to the Business;

(k)    all prepaid expenses and deposits and refunds which are included as current assets in the Final Net Working Capital;

(l)    to the extent their transfer is permitted by applicable Law, all third party claims, warranties, guarantees, refunds, Actions, defenses, rights of recovery, rights of set-off or counterclaim and rights of recoupment of every kind and nature of Seller or any of its Subsidiaries, in each case to the extent primarily arising from the Business;

(m)    subject to the limitations set forth in Section 5.13, the Buyer Controlled Privileges;

(n)    all property and casualty insurance proceeds received or receivable by Seller or any of its Subsidiaries (other than the Transferred Entities or the JV Entities) after the date hereof and prior to the Closing, solely in connection with an insured loss claimed after the date hereof and prior to the Closing, in respect of (i) any Transferred Asset (or any asset that would have been included in the Transferred Assets but for its complete destruction), or (ii) or any asset of a Transferred Entity or a JV Entity which is not a Retained Asset, in each case, net of any deductible, self-insurance retention or actual out of pocket costs and expenses incurred by Seller or any of its Subsidiaries in connection with the repair or replacement of such asset prior to the Closing or the recovery of such insurance proceeds (the “Transferred Insurance Proceeds”);

(o)    subject to the limitations set forth in Section 5.12, the Transferred Coverage;

(p)    all assets primarily relating to any Business Employee employed in any jurisdiction other than the United States in any Plan (or portion thereof) covering such Business Employee, that is required to be transferred, assigned or delivered to Buyer or a Buyer Designee under applicable Law (“Transferred Plan Assets”);

(q)    any individual employment or service Contract with any Business Employee (the “Acquired Employee Contracts”);

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(r)    to the extent their transfer is permitted by applicable Law, all Permits that are primarily used, or held for use in, the Business and all pending applications or filings therefor and renewals thereof;

(s)    all Assumed Plans and any assets that relate to such Assumed Plans; and

(t)    all other assets listed on Section 2.03(t) of the Seller Disclosure Schedule.

Section 2.04.    Retained Assets. Notwithstanding anything to the contrary contained herein, Seller and its Subsidiaries (excluding the Transferred Entities and the JV Entities) shall retain, and shall not be obligated to sell, transfer, assign or deliver to Buyer, or a Buyer Designee their respective rights, titles or interests in or to the Retained Assets.

(a)    For purposes of this Agreement “Retained Assets” means (i) all assets, properties or rights of Seller and its Subsidiaries which are not primarily used, or held for use in, the Business (unless expressly included in the Transferred Assets pursuant to Section 2.03(a) through Section 2.03(t)), (ii) all assets, properties or rights of Seller and its Subsidiaries expressly set forth in Section 2.04(a)(i) through Section 2.04(a)(xxiii) below, and (iii) all assets, properties and rights expressly excluded from the Transferred Assets pursuant to the limitations set forth in Section 2.03(a) through Section 2.03(t):

(i)    all assets, properties and rights primarily used, or held for use in, the Retained Businesses;

(ii)    all rights and benefits under each Contract to which Seller or any of its Subsidiaries is a party, other than the Acquired Contracts;

(iii)    all leasehold, subleasehold, easement, license or other occupancy interests of Seller or any of its Subsidiaries, other than the Leased Real Property;

(iv)    all real property owned in fee simple by Seller or any of its Subsidiaries, including Seller’s and any of its Subsidiaries’ right, title and interest in and to all improvements, buildings and facilities thereon, other than the Owned Real Property;

(v)    all Intellectual Property of Seller or any of its Subsidiaries (including, but not limited to the Intellectual Property set forth on Section 2.04(a)(v) of the Seller Disclosure Schedules), other than the Transferred Intellectual Property;

(vi)    all Business Records of Seller and its Subsidiaries that are not Transferred Books and Records; provided, that Seller and its Subsidiaries may retain copies of the Transferred Books and Records pursuant to Section 5.14;

(vii)    all cash and cash equivalents (including marketable securities and short term investments), bank accounts and securities of Seller and its Subsidiaries (other than the Transferred Entities and the JV Entities and the Transferred Insurance Proceeds), which shall be excluded from the calculation of Closing Date Cash, even if related to the Business;

(viii)    all employee and personnel records of the Transferred Employees which are not permitted to be transferred to Buyer or a Buyer Designee pursuant to applicable Law;

(ix)    all accounts and notes receivable of Seller and its Subsidiaries which are not included as current assets in the Final Net Working Capital;

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(x)    all goodwill of Seller and its Subsidiaries which is not primarily related to the Business;

(xi)    all prepaid expenses and deposits and refunds of Seller and its Subsidiaries which are not included as current assets in the Final Net Working Capital;

(xii)    all claims, warranties, guarantees, refunds, Actions, defenses, rights of recovery, rights of set-off or counterclaim and rights of recoupment of every kind and nature of Seller or its Subsidiaries which does not primarily arise from the Business or which cannot be transferred to Buyer or its Subsidiaries pursuant to applicable Law;

(xiii)    except in respect of Transferred Plan Assets and Assumed Plans, all assets that relate to any Plan (or portion thereof) covering Business Employees;

(xiv)    all Trademarks of Seller or any of its Subsidiaries other than the Transferred Trademarks, including for the avoidance of doubt the Seller Marks;

(xv)    all unused form invoices, purchase orders and other preprinted business forms that have any Trademark of Seller or any of its Subsidiaries other than the Transferred Trademarks;

(xvi)    all refunds, rebates and credits of Taxes, Tax losses, loss and credit carry-forwards, and other Tax attributes (and, in each case, all rights thereto) of Seller or any of its Subsidiaries (other than the Transferred Entities and the JV Entities) that are of Seller Taxes;

(xvii)    all consideration received by, and all rights of, Seller pursuant to this Agreement or any Transaction Document or any document delivered or received in connection herewith or therewith;

(xviii)    all insurance policies of Seller and its Subsidiaries, other than those policies set forth on Section 2.03(t) of the Seller Disclosure Schedule and the Transferred Coverage;

(xix)    the Seller Controlled Privileges;

(xx)    all Plans other than the Assumed Plans;

(xxi)    all Permits of Seller and its Subsidiaries, other than those that are primarily used, or held for use in, the Business;

(xxii)    all rights and benefits under each Shared Corporate Contract; and

(xxiii)    all rights, benefits, assets, properties and Business Records set forth in Section 2.04(a)(xxiii) of the Seller Disclosure Schedule.

(b)    Notwithstanding anything in this Agreement to the contrary, on or prior to the Closing, Seller may take any such action as it deems necessary or advisable to cause any of the Transferred Entities or the JV Entities, as applicable (whether part of the Reorganization or otherwise) to convey, transfer, assign and deliver to Seller or any of its Subsidiaries (other than the Transferred Entities or the JV Entities), any right, title and interest in and to any Retained Asset, for such consideration (or no consideration) as shall be determined by Seller in its sole discretion and with no ongoing Liability or obligation of the applicable Transferred Entity or JV Entity.

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Section 2.05.    Assumption of Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, effective as of the Closing, neither Seller nor any of its Subsidiaries (excluding for the avoidance of doubt the Transferred Entities and the JV Entities) shall have any Liability or obligation with respect to, and Buyer or the applicable Buyer Designee shall assume and thereafter satisfy, pay, perform and discharge when due, all Liabilities and obligations of Seller or any of its Subsidiaries, whether relating to periods prior to, on, or after the Closing, to the extent (A) primarily related to, or primarily resulting or arising from, the Transferred Assets, the Transferred Entities, the JV Entities, the Transferred Interests or the JV Interests, (B) primarily related to, or resulting or arising from, the past, present or future operation of the Business, or (C) described in Section 2.05(a) through Section 2.05(k) (it being acknowledged and agreed that Buyer shall indirectly assume the Liabilities and obligations of each Transferred Entity and JV Entity by virtue of its acquisition of the Transferred Interests and JV Interests) (collectively such Liabilities but excluding the Retained Liabilities, the “Assumed Liabilities”). For the avoidance of doubt, the Assumed Liabilities shall not in any event include any of the Retained Liabilities and shall expressly include:

(a)    all obligations and Liabilities under the Acquired Contracts;

(b)    all accounts payable and other accrued expenses of the Business included as a current liability in the Final Net Working Capital or arising after the Closing;

(c)    intercompany Liabilities solely between or among Transferred Entities and/or JV Entities;

(d)    with respect to the Transferred Employees, all obligations and Liabilities that are required to be assumed by Buyer or its Subsidiaries (including, following the Closing, the Transferred Entities or the JV Entities) pursuant to ARTICLE VII;

(e)    any obligations or Liabilities, in respect of claims, warranties, guarantees or Actions, whether or not presently asserted, in each case to the extent primarily arising from or relating to the Business;

(f)    any deductible, self-insurance retention, captive insurance program arrangement, obligation under a fronting policy or any other actual out of pocket costs and expenses incurred in respect of the Transferred Coverage as set forth in Section 5.12;

(g)    any obligations or Liabilities arising under Environmental Law of the Transferred Entities or the JV Entities, or relating to the ownership, operation, use, possession, or condition of the Transferred Assets, or otherwise primarily relating to the Business, whether occurring or existing prior to, on or after the Closing;

(h)    [intentionally left blank];

(i)    any obligations or Liabilities, whether in contract, tort, strict liability or under any other theory, to the extent arising from products primarily sold or services primarily rendered by the Business;

(j)    all obligations and Liabilities under the Acquired Employee Contracts; and

(k)    the obligations and Liabilities set forth in Section 2.05(k) of the Seller Disclosure Schedules.

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Section 2.06.    Retained Liabilities. Except in each case as otherwise expressly provided in this Agreement, none of Buyer or any Buyer Designee or any of their Subsidiaries shall be a successor to Seller or any of its Subsidiaries (other than, for the avoidance of doubt, the Transferred Entities and the JV Entities) with respect to, and shall not assume or agree to pay, perform or otherwise discharge, nor shall they be or become responsible for, any Liabilities of Seller or any of its Subsidiaries other than the Assumed Liabilities (such Liabilities other than the Assumed Liabilities, the “Retained Liabilities”). Without limiting the generality of the foregoing, none of Buyer, any Buyer Designee or any of their Subsidiaries assumes or agrees to pay, perform or otherwise discharge the following Liabilities of Seller or any of its Subsidiaries:

(a)    all obligations and Liabilities primarily relating to or arising out of any Retained Assets or any Retained Business;

(b)    all obligations and Liabilities arising from or in connection with the Reorganization (including costs and expenses incurred in connection therewith) excluding obligations and Liabilities for Transfer Taxes which are addressed in Section 6.02(a);

(c)    all obligations and Liabilities for Seller Taxes;

(d)    all obligations and Liabilities for which Seller is made responsible pursuant to the terms of this Agreement or the Transaction Documents;

(e)    all of the out-of-pocket fees and expenses (including all fees, expenses, and disbursements of counsel, accountants, investment bankers, experts, and consultants to Seller or any of its Subsidiaries) incurred by Seller or any of its Subsidiaries in connection with the preparation, negotiation, execution, and consummation of the transactions contemplated by this Agreement (including the Reorganization);

(f)    the obligations and Liabilities set forth in Section 2.06(f) of the Seller Disclosure Schedule; and

(g)    all personal injury claims arising from the actual or alleged exposure prior to Closing to asbestos contained in or forming part of any Owned Real Property or Leased Real Property of any Transferred Entity or JV Entity or any of their respective predecessor companies or in any way relating to any Transferred Asset, Transferred Interest or JV Interest.

Section 2.07.    Nonassignable Interests/Delayed Reorganization.

(a)    Notwithstanding anything in this Agreement to the contrary, and subject to the terms of this Section 2.07, to the extent that (I) the sale, transfer, conveyance, assignment or delivery or attempted sale, transfer, conveyance, assignment or delivery to Buyer or a Buyer Designee of any Transferred Entity, JV Entity or Transferred Asset and/or the assumption or attempted assumption of any Assumed Liability or any claim or right or any benefit arising thereunder or resulting therefrom (i) is prohibited by, or would contravene, any applicable Law, (ii) with respect to the direct transfer of a Transferred Asset, requires a Third Party Approval, (iii) with respect to a Transferred Entity or a JV Entity, requires a Business License required for the operation of such Transferred Entity or a JV Entity, or (iii) requires a Business Employee Approval, and such Third Party Approval, Business License or Business Employee Approval, as applicable, shall not have been obtained or completed prior to the time the Closing would otherwise occur, or (II) less than 100% of the Mandatory Reorganization involving a Transferred Entity, JV Entity, Transferred Asset or Assumed Liability shall have been completed, (A) the Closing shall proceed without the sale, transfer, conveyance, assignment or delivery of such Transferred Entity, JV Entity

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or Transferred Asset or the assumption of such Assumed Liability, (B) no condition to Closing set forth in ARTICLE VIII (other than Section 8.01(c)) shall be deemed not satisfied solely by reason of the failure to proceed with the sale, transfer, conveyance, assignment or delivery of such Transferred Entity, JV Entity or Transferred Asset or the assumption of such Assumed Liability, and (C) all Closing deliverables in respect of such Transferred Entity, JV Entity or Transferred Asset or Assumed Liability (including those set forth in Section 2.10) shall not be delivered at Closing and shall be delivered upon the sale, transfer, conveyance, assignment or delivery of such Transferred Entity, JV Entity or Transferred Asset or the assumption of such Assumed Liability, as applicable, pursuant to this Section 2.07.

(b)    In the event that the Closing proceeds without the sale, transfer, conveyance, assignment or delivery of any such Transferred Entity, JV Entity or Transferred Asset or the assumption of such Assumed Liability, then following the Closing, the Parties shall use their commercially reasonable efforts, and cooperate with each other, to (i) find a lawful means of accomplishing such sale, transfer, conveyance, assignment, delivery or assumption, (ii) promptly obtaining such Third Party Approval, Business License or Business Employee Approval, as applicable, or (iii) complete such Mandatory Reorganization, as applicable; provided, however, neither Seller nor any of its Subsidiaries shall be required to incur any non-de minimis Liability or provide any non-de minimis financial accommodation, in order to accomplish such sale, transfer, conveyance, assignment, delivery or assumption or obtain any such Third Party Approval or Business Employee Approval. Pending finding a lawful means of accomplishing such sale, transfer, conveyance, assignment, delivery or assumption or receipt of such Third Party Approval or Business Employee Approval or completion of such Mandatory Reorganization, as applicable, the Parties shall cooperate with each other, through the arrangements set forth in the Transition Services Agreement, to provide (A) to Buyer or a Buyer Designee the full benefits of such Transferred Entity, JV Entity or Transferred Asset to the same extent as if legally transferred to Buyer or a Buyer Designee as of the Closing, and (B) to Seller and its Subsidiaries full protection from all Losses and Liabilities in respect of such Transferred Entity, JV Entity, Transferred Asset and Assumed Liability to the same extent as if legally assumed by Buyer or a Buyer Designee as of the Closing. Upon (I) finding a lawful means of accomplishing the sale, transfer, conveyance, assignment, delivery or assumption of such Transferred Entity, JV Entity, Transferred Asset or Assumed Liability, (II) the receipt of the applicable Third Party Approval, Business License or Business Employee Approval, as applicable, with respect thereto, or (III) completion of the applicable Mandatory Reorganization with respect thereto, as applicable, Seller shall, or shall cause the applicable Equity Seller, JV Seller or Asset Seller to, sell, transfer, convey, assign and deliver the applicable Transferred Entity, JV Entity, Transferred Asset to Buyer or a Buyer Designee, or Buyer shall, or shall cause the applicable Buyer Designee to, assume the applicable Assumed Liability, in each case for no further consideration and at no additional cost.

(c)    The Parties acknowledge and agree that, notwithstanding the foregoing and to the extent permitted under applicable Law, the Parties shall treat Buyer or the applicable Buyer Designee, as the case may be, as the owner of the Transferred Assets or Assumed Liabilities as of the Closing Date for all purposes (including Tax purposes).

(d)    Notwithstanding anything in this Agreement to the contrary, and subject to the terms of this Section 2.07, to the extent that any Transferred Entity or JV Entity is sold, transferred, conveyed, assigned or delivered to Buyer or a Buyer Designee (i) prior to the completion of 100% of the Reorganization of such Transferred Entity or JV Entity and (ii) Retained Assets or Retained Liabilities remain in such Transferred Entity or JV Entity, then each of Buyer and Seller shall, and shall cause their applicable Subsidiaries to, use commercially reasonable efforts to take all actions necessary to complete 100% of the Reorganization of such Transferred Entity or JV Entity, as applicable (including promptly obtaining any Third Party Approval or Business Employee Approval required in connection therewith) as promptly as possible and following such completion Buyer shall sell, transfer, convey, assign and deliver such Retained Assets to Seller or one of its Subsidiaries (as designated by Seller) and Seller shall, or shall

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cause one of its Subsidiaries (as designated by Seller) to assume the applicable Retained Liability, in each case for no consideration and at no additional cost. Pending such sale, transfer, conveyance, assignment, delivery or assumption, the Parties shall cooperate with each other, through the arrangements set forth in the Transition Services Agreement, to provide (A) to Seller or one of its Subsidiaries (as designated by Seller) the full benefits of such Retained Asset to the same extent as if legally held by Seller or its applicable Subsidiary as of the Closing, and (B) to Buyer and its Subsidiaries full protection from all Losses and Liabilities in respect of such Retained Asset and Retained Liability to the same extent as if legally held by Seller or its applicable Subsidiaries as of the Closing. The Parties acknowledge and agree that, notwithstanding the foregoing and to the extent permitted under applicable Law, the Parties shall treat Seller or its applicable Subsidiary, as the case may be, as the owner of the Retained Assets or Retained Liabilities as of the Closing Date for all purposes (including Tax purposes).

Section 2.08.    Purchase Price. On the terms and subject to the conditions set forth in this Agreement, in consideration of the sale, transfer, conveyance, assignment and delivery of the Transferred Interests, the JV Interests and the Transferred Assets and the assumption of the Assumed Liabilities, Buyer agrees to pay to Seller an aggregate amount equal to (the “Purchase Price”): (a) Three Billion Three Hundred Million Dollars ($3,300,000,000), plus (b) Closing Date Cash, minus (c) the excess (if any) of the Target Net Working Capital over the Net Working Capital, plus (d) the excess (if any) of the Net Working Capital over the Target Net Working Capital, minus (e) the Closing Date Indebtedness.

Section 2.09.    Closing. The closing (the “Closing”) of the purchase and sale of the Transferred Interests, the JV Interests and the Transferred Assets and the assumption of the Assumed Liabilities shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, 1 New York Plaza New York, NY 10004, on the first Monday following the day that is the third (3rd) Business Day following the satisfaction or waiver (to the extent waiver is not prohibited by applicable Law) of the conditions set forth in ARTICLE VIII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing but subject to the satisfaction of such conditions), or on such other date or at such other place as the Parties mutually agree in writing (the date on which the Closing occurs, the “Closing Date”). The Parties acknowledge and agree that all proceedings at the Closing shall be deemed to be taken and all documents executed and delivered by all Parties at the Closing shall be deemed to have been taken, executed and delivered simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed or delivered. From 11:59 p.m. on the Friday before the Closing until the actual consummation of the Closing, Seller shall cause the Transferred Entities and JV Entities (as limited by Seller’s express rights to exercise control over such JV Entity) not to (a) make any Cash payment, other than payments to third parties in the ordinary course of business consistent with past practice to reduce Indebtedness or discharge and satisfy current liabilities, or make any dividend or distribution to Seller or any of its Subsidiaries, (b) incur any Indebtedness, or (c) reduce the amount of current assets or increase the amount of current liabilities of the Transferred Entities or the JV Entities other than in the ordinary course of business consistent with past practice.

Section 2.10.    Closing Deliverables.

(a)    Subject to the terms and conditions hereof (including Section 2.07), at the Closing, Seller shall deliver (or cause to be delivered) to Buyer:

(i)    if any Transferred Interests or JV Interests are certificated, the certificates representing such Transferred Interests and/or JV Interests being purchased hereunder, accompanied by instruments of transfer or assignment endorsed in blank by the appropriate Equity Seller or JV Seller or as otherwise required by the applicable Law and dated as of the Closing Date, or such other instruments of assignment required under applicable Law to effect the transfer of such Transferred Interests and/or JV Interests;

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(ii)    if any Transferred Interests or JV Interests are not certificated, an assignment and conveyance instrument duly executed by the appropriate Equity Seller or JV Seller and dated as of the Closing Date, conveying the Transferred Interests or JV Interests to Buyer, in form and substance acceptable to Buyer, or such other instruments of assignment required under applicable Law to effect the transfer of such Transferred Interests and/or JV Interests;

(iii)    the resignations of all directors, managers and officers of the Transferred Entities from such positions (other than relating to their employment) effective as of the Closing, other than those directors, managers or officers of the Transferred Entities that Buyer notifies Seller in writing will not be required to resign;

(iv)    the resignations of all directors, managers and officers of the JV Entities appointed by Seller or any of its Subsidiaries from such positions (other than relating to their employment) effective as of the Closing, other than those directors, managers and officers of the JV Entities that Buyer notifies Seller in writing will not be required to resign;

(v)    a duly executed counterpart to the transition services agreement in form and substance reasonably satisfactory to Buyer and Seller, reflecting the terms attached hereto as Exhibit E, as such terms may be updated, amended or modified by the mutual written agreement of the Parties prior to the Closing (the “Transition Services Agreement”);

(vi)    the closing certificate of Seller as provided for in Section 8.02(c);

(vii)    a duly executed counterpart to the license agreement between Buyer and its applicable Subsidiaries (including for such purpose the Transferred Entities and the JV Entities), on the one hand, and Seller and its applicable Subsidiaries (excluding for such purpose the Transferred Entities and the JV Entities) with respect to (A) the license of Intellectual Property (excluding the license of Intellectual Property in relation to Jacobs Connected Enterprises as defined in the Transition Services Agreement) owned by Seller or its Subsidiaries that is utilized in each of the Business and the Retained Businesses, pursuant to which Seller will agree to grant to Buyer and its Affiliates a non-exclusive, royalty-free, sublicensable, world-wide license to use internally, have used internally, make, or have made such Intellectual Property in the conduct of the business of Buyer, and (B) the license of Intellectual Property acquired by Buyer pursuant to this Agreement as it exists on the Closing Date, pursuant to which Buyer will agree to grant to Seller and its Affiliates a non-exclusive, royalty-free, sublicensable, world-wide license to use internally, have used internally, make, or have made such Intellectual Property existing on the Closing Date in the conduct of the Retained Businesses, in form and substance reasonably satisfactory to Buyer and Seller (the “IP License Agreement”);

(viii)    a duly executed bill of sale, in form and substance reasonably satisfactory to Buyer and Seller (the “Bill of Sale”), from each applicable Asset Seller in respect of its Transferred Assets sold pursuant to this Agreement;

(ix)    a statement in accordance with the requirements of Treasury Regulation Section 1.1445-2(b)(2) and (if applicable) Section 1446(f)(2) of the Code from Seller, and from each Equity Seller, Asset Seller and JV Seller that is a United States person (within the meaning of Section 7701(a)(30) of the Code), certifying that such Person is not a “foreign person” as defined in Section 1445(f)(3) of the Code and (if applicable) Section 1446(f) of the Code, duly executed and dated as of the Closing Date;

(x)    the Section 338(h)(10) Forms, duly executed;

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(xi)    evidence of the release of all Liens, other than Permitted Liens, on the Transferred Interests, the JV Interests and the Transferred Assets;

(xii)    a duly executed counterpart to each sublease between Buyer and its applicable Subsidiaries (including for such purpose the Transferred Entities and the JV Entities), on the one hand, and Seller and its applicable Subsidiaries (excluding for such purpose the Transferred Entities and the JV Entities) in a form, and containing such terms and conditions as reasonably agreeable to the Parties (collectively, the “Subleases”);

(xiii)    a duly executed counterpart to each assignment agreement between Buyer and its applicable Subsidiaries (including for such purpose the Transferred Entities and the JV Entities), on the one hand, and Seller and its applicable Subsidiaries (excluding for such purpose the Transferred Entities and the JV Entities) with respect to the assignments of the real property in a form, and containing such terms and conditions as reasonably agreeable to the Parties (collectively, the “Assignment Agreements”);

(xiv)    a duly executed counterpart to each license agreement between Buyer and its applicable Subsidiaries (including for such purpose the Transferred Entities and the JV Entities), on the one hand, and Seller and its applicable Subsidiaries (excluding for such purpose the Transferred Entities and the JV Entities) with respect to the licenses of the real property in a form, and containing such terms and conditions as reasonably agreeable to the Parties (collectively, the “Real Estate License Agreements”);

(xv)    duly executed counterpart of any Local Agreement, deeds, bills of sale, endorsements, consents, share transfer agreements or instruments of transfer, assignments and other good and sufficient instruments of conveyance and assignment as the Parties and their respective counsel shall deem reasonable for the assumption of the Assumed Liabilities or the transfer of the Transferred Assets, the Transferred Interests or the JV Interests;

(xvi)    a certified copy of the resolutions of the board of directors of Seller approving the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement; and

(xvii)    any other documents, instruments, or agreements contemplated by this Agreement or as are reasonably necessary to fully consummate the transactions contemplated by this Agreement, in each case in form and substance reasonably acceptable to Buyer and Seller, duly executed, and dated as of the Closing Date.

(b)    Subject to the terms and conditions hereof, at the Closing, Buyer shall deliver (or cause to be delivered):

(i)    to Seller, the Cash Consideration, which Buyer shall pay via wire transfer of immediately available funds to an account or accounts designated by Seller;

(ii)    to Seller, the Share Consideration;

(iii)    to Seller, a certified copy of the resolutions of the board of directors of Buyer approving the allotment and issue to Seller of the Share Consideration and the registration of the Share Consideration in Buyer’s register of members in the name of Seller;

(iv)    to Seller, evidence reasonably satisfactory to Seller that the Share Consideration has been allotted and issued to Seller in compliance with section 708A(5) of the Corporations Act 2001 (Cth) (the “Corporations Act”);

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(v)    to Seller, evidence reasonably satisfactory to Seller that the Share Consideration has been registered in Buyer’s register of members in the name of Seller;

(vi)    to Seller, the CHESS holding statement for the Share Consideration;

(vii)    to Seller, a duly executed counterpart to the Transition Services Agreement, each of the Subleases, the Assignment Agreements and the License Agreements;

(viii)    to Seller, a duly executed assignment and assumption agreement, in form and substance reasonably satisfactory to Buyer and Seller (the “Assumption Agreement”) from Buyer or each applicable Buyer Designee in respect of the Assumed Liabilities assumed by it pursuant to this Agreement;

(ix)    to Seller, any deeds, bills of sale, endorsements, consents, share transfer agreements or instruments of transfer, assignments and other good and sufficient instruments of conveyance and assignment as the Parties and their respective counsel shall deem reasonable for the assumption of the Assumed Liabilities or the transfer of the Transferred Assets, the Transferred Interests or the JV Interests;

(x)    to Seller, evidence of all insurance obtained pursuant to Section 5.12;

(xi)    to Seller, the closing certificate of Buyer as provided for in Section 8.03(d);

(xii)    to Seller, a certified copy of the resolutions of the board of directors of Buyer approving the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement; and

(xiii)    to Seller, any other documents, instruments, or agreements contemplated by this Agreement or as are reasonably necessary to fully consummate the transactions contemplated by this Agreement, in each case in form and substance reasonably acceptable to Buyer and Seller, duly executed, and dated as of the Closing Date.

Section 2.11.    Preliminary Closing Statement; Payment of Preliminary Purchase Price.

(a)    No later than ten (10) Business Days prior to the Closing Date, Seller shall deliver to Buyer a preliminary closing statement setting forth its good faith estimates of the Net Working Capital, the Closing Date Cash, and the Closing Date Indebtedness and the resulting Preliminary Purchase Price (the “Preliminary Closing Statement”). The Preliminary Closing Statement shall be prepared in good faith in accordance with the Calculation Principles and in a manner consistent with the Sample Closing Statement. For illustrative purposes only, attached hereto as Exhibit F is a Sample Closing Statement based upon the Balance Sheet and assuming the Closing were to occur as of the Balance Sheet Date (the “Sample Closing Statement”). Buyer shall promptly (and, in any event, no later than two (2) Business Days prior to the Closing Date) provide Seller with any comments to the Preliminary Closing Statement in writing, setting forth in reasonable detail Buyer’s good faith estimate of any amount set forth in the Preliminary Closing Statement with which Buyer disagrees. After considering Buyer’s comments, Seller shall make such revisions to the Preliminary Closing Statement as are mutually agreed by Buyer and Seller in writing, if any, and shall deliver a copy of such revised Preliminary Closing Statement, if any, to Buyer prior to the Closing; provided, that Seller has sole discretion to accept or reject any revisions to the Preliminary Closing Statement proposed by Buyer and Buyer may not challenge or appeal Seller’s decision. The estimate set forth in the Preliminary Closing Statement initially delivered by Seller to Buyer, as modified by the resolution of any comments agreed to by Buyer and Seller in writing, shall be the basis for determining the Preliminary Purchase Price.

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(b)    The “Preliminary Purchase Price” shall equal: (i) Three Billion Three Hundred Million Dollars ($3,300,000,000), plus (ii) the estimate of Closing Date Cash reflected on the Preliminary Closing Statement, minus (iii) the excess (if any) of the Target Net Working Capital over the estimate of Net Working Capital reflected on the Preliminary Closing Statement, plus (iv) the excess (if any) of the estimate of Net Working Capital reflected on the Preliminary Closing Statement over the Target Net Working Capital, minus (v) the estimate of Closing Date Indebtedness reflected on the Preliminary Closing Statement.

(c)    The Preliminary Purchase Price shall be paid at the Closing as follows:

(i)    Buyer shall validly issue and deliver to Seller the CHESS holding statement representing 58,197,867 fully paid and nonassessable Buyer Ordinary Shares (the “Share Consideration”); and

(ii)    Buyer shall deliver an aggregate amount of cash by wire transfer of immediately available funds to the account(s) designated by Seller, equal to the Preliminary Purchase Price, minus $700,000,000 (such amount, the “Cash Consideration”).

(d)    With respect to the Share Consideration:

(i)    This Agreement serves as an application by Seller for the subscription for, and issue of, the Share Consideration and accordingly, it will not be necessary for Seller to provide a separate additional application on or prior to Closing.

(ii)    Upon the issuance of the Share Consideration to Seller, Seller agrees to become a member of Buyer and to be bound by Buyer’s constitution in respect of the Share Consideration.

Section 2.12.    Post-Closing Adjustment.

(a)    As promptly as practicable, but in any event within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Seller a combined balance sheet of the Business as of 11:59 p.m. on the Friday before the Closing Date together with a final closing statement, reflecting Buyer’s good faith calculation of the Net Working Capital, the Closing Date Cash, the Closing Date Indebtedness, and the resulting Purchase Price (collectively, the “Final Closing Statement”). The Final Closing Statement shall be prepared in good faith in accordance with the Calculation Principles, in a manner consistent with the Sample Closing Statement and accompanied by reasonable supporting documentation used by Buyer in the preparation of the Final Closing Statement. Nothing in this Section 2.12 is intended to be used to adjust for errors, omissions or inconsistencies that may be found with respect to the Financial Statements, the Balance Sheet, or the Sample Closing Statement, or any actual or alleged failure of the Financial Statements, the Balance Sheet, or the Sample Closing Statement to be prepared in accordance with GAAP. The Parties shall not be permitted to introduce different accounting principles, procedures, policies, practices, estimates, judgments or methodologies in the preparation of the Final Closing Statement or the determination of the Net Working Capital, the Closing Date Cash, or the Closing Date Indebtedness from those set forth in the Calculation Principles.

(b)    Seller may dispute Buyer’s calculations set forth in the Final Closing Statement (or any element thereof) by notifying Buyer in writing, setting forth in reasonable detail the particulars of such disagreement (the “Notice of Objection”), within ninety (90) calendar days after Seller’s receipt of the

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Final Closing Statement. Any item or amount as to which no dispute is raised in the Notice of Objection will be final, conclusive and binding on the Parties for all purposes hereunder. In the event that Seller does not deliver a Notice of Objection to Buyer within such ninety (90) calendar day period or Seller accepts the Final Closing Statement in writing, Seller shall be deemed to have accepted Buyer’s calculation of the Final Purchase Price set forth in the Final Closing Statement and the Final Closing Statement (including the determination of the Purchase Price thereunder) shall be final and binding upon the Parties. In connection with the review by Seller of the Final Closing Statement or any dispute pursuant to this Section 2.12, Buyer shall (i) permit Seller and its Representatives to have reasonable access to the books, records and other documents pertaining to or used in connection with the preparation of the Final Closing Statement and the calculation of the Net Working Capital, the Closing Date Cash, or the Closing Date Indebtedness, (ii) provide Seller and its Representatives reasonable access to employees and accountants of Buyer as reasonably requested by Seller to verify the accuracy of the Final Closing Statement, and (iii) cause the employees and accountants of Buyer to reasonably cooperate in all material respects in connection with such review. In the event that a Notice of Objection is timely delivered, the Parties shall negotiate in good faith for a period of thirty (30) days after Buyer’s receipt of the Notice of Objection, or such longer period as the Parties may agree in writing, to resolve any disagreements set forth in the Notice of Objection. Any communications between the Parties (or their respective Representatives) during the aforementioned thirty (30) day period shall be treated as settlement discussion materials pursuant to Federal Rule of Evidence 408 and similar state rules.

(c)    If the Parties are unable to resolve any such disagreement within such thirty (30) day period (or such longer period as the Parties shall have agreed in writing), then an independent accounting firm of recognized national standing as may be mutually selected by the Parties (the “Independent Firm”) shall be appointed, as an expert and not an arbitrator, to resolve any items that remain in dispute at the end of such period (the “Unresolved Items”), but in no case shall the Independent Firm review or propose any resolution for any matters that have not been raised in the Notice of Objection. If the Parties are not able to mutually select an independent accounting firm of recognized national standing within ten (10) days, then Seller shall within ten (10) days of such failure to agree deliver to Buyer a listing of three (3) accounting firms of nationally recognized standing (none of which have worked in the past three (3) years for Seller or Buyer or any of their respective Subsidiaries) and Buyer shall within ten (10) days after receipt of such list, select one of such three (3) accounting firms to act as the Independent Firm.

(d)    The Parties shall instruct the Independent Firm to resolve the Unresolved Items as promptly as practicable, and in any event within ninety (90) days after the date on which such dispute is referred to the Independent Firm, based solely on the provisions of this Agreement, and the written presentations by Seller and Buyer, and not on an independent review. In resolving any Unresolved Item, the Independent Firm (i) may not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party, (ii) may not take oral testimony from the Parties hereto or any other Person but may submit interrogatories to the Parties and receive written responses thereto, and (iii) shall not consider any facts that have occurred after the Closing Date. Seller and Buyer shall give each other copies of any written submissions at the same time as they are submitted to the Independent Firm. Neither Buyer nor Seller shall have any ex parte communication with the Independent Firm. Buyer shall bear and pay a percentage of the fees and expenses of the Independent Firm that is equal to the percentage of the total dollar amount of changes to the Purchase Price proposed by Seller that are successful, and Seller shall bear and pay a percentage of the fees and expenses of the Independent Firm that is equal to the percentage of the total dollar amount of changes to the Purchase Price proposed by Seller that are not successful, in each case, as determined by the Independent Firm. The written determination of the Independent Firm shall, as promptly as practicable, and in any event, within ninety (90) days after its appointment, be delivered to the Parties and shall be final, conclusive and binding on the Parties and constitute an arbitral award, absent fraud or manifest error. Upon the decision of the Independent Firm, the Final Closing Statement as adjusted to the extent necessary to reflect any agreement

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between the Parties prior to or in lieu of submission to the Independent Firm and the Independent Firm’s decision, shall be final, conclusive and binding on the Parties and constitute an arbitral award, absent fraud or manifest error.

(e)    The “Final Purchase Price” shall mean the Purchase Price set forth on the Final Closing Statement as finally determined pursuant to this Section 2.12. If the Final Closing Statement as finally determined pursuant to this Section 2.12 shows that an amount is due to Buyer (because the Preliminary Purchase Price is greater than the Final Purchase Price), Seller shall promptly, and in any event within three (3) Business Days, pay such difference to Buyer, in cash. If the Final Closing Statement shows that an amount is due to Seller (because the Preliminary Purchase Price is less than the Final Purchase Price shown on the Final Closing Statement), Buyer shall promptly pay such difference to Seller, in cash. Any payment pursuant to this Section 2.12(e) shall be made by Buyer or Seller, as the case may be, by wire transfer of immediately available funds to such account or accounts of such other Party as may be designated by such other Party in writing. In the event of a failure to timely make such payment, interest shall accrue on such amount for the period commencing on the payment due date through the date on which such payment is made calculated at the Prime Rate. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of three hundred and sixty-five (365) days and the actual number of days elapsed. The Parties shall treat all payments made pursuant to this Section 2.12 as adjustments to the Preliminary Purchase Price for Tax purposes to the maximum extent permitted by applicable Law.

Section 2.13.    Allocation of the Transaction Consideration. Within sixty (60) days after the final determination of the Final Purchase Price pursuant to the terms of Section 2.12, Seller shall deliver to Buyer an allocation of the Final Purchase Price (together with liabilities and other items required to be included in the purchase price for U.S. federal income tax purposes) among the Transferred Interests (and the assets of any Transferred Entity for which a Section 338(h)(10) Election is made pursuant to Section 6.08(a)), the JV Interests and the Transferred Assets consistent with Sections 338 and 1060 of the Code (the “Initial Allocation Statement”). Seller and Buyer shall use commercially reasonable efforts to resolve any disagreements with respect to the Initial Allocation Statement within thirty (30) days following Seller’s delivery of the Initial Allocation Statement. The Initial Allocation Statement, as prepared by Seller (if Buyer does not provide notice of any disagreement), or as modified to reflect the resolution of any disagreements between Seller and Buyer, shall be referred to as the “Final Allocation Statement.” After the Closing, the Parties and their respective Affiliates will consistently use the allocations set forth in the Final Allocation Statement (if any) for U.S. federal, state, local and other (including non-U.S.) Tax purposes, including for any Tax Returns and any forms or reports required to be filed pursuant to Sections 338 and 1060 of the Code (including Internal Revenue Service Forms 8594 and 8883), or any comparable provision of state, local or non-U.S. Tax Law, and in any administrative or judicial proceeding relating to Taxes, and such Parties agree that none of them will assert or maintain a position inconsistent with the foregoing, except as may be otherwise required by applicable Law. Any subsequent adjustment to the Purchase Price in accordance with this Agreement will be allocated in a manner consistent with the Final Allocation Statement (if any). For the avoidance of doubt, if the Parties are unable to resolve any disagreements with respect to the Initial Allocation Statement, each of the Parties may separately determine the allocation.

Section 2.14.    Withholding. Buyer and the Buyer Designees shall be entitled to deduct and withhold from the payment of any proceeds payable to any Person pursuant to this Agreement such amounts that are required to be deducted and withheld under applicable Tax Law. To the extent that Buyer or a Buyer Designee withholds such amounts and timely remits such withheld amounts to the applicable Taxing Authority (and provides evidence of such remittance to Seller), such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the Person in respect of which such deduction and withholding was made. Buyer shall notify Seller promptly, and in any event no later than ten (10) Business Days prior to the Closing Date, in writing if Buyer determines that any withholding or

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deduction is required under any provision of Tax Law with respect to any portion of any such payment (and such notice shall describe the basis for such deduction or withholding) and Buyer shall reasonably cooperate with Seller (and permit Seller to provide forms or certificates) to eliminate or reduce any such required deduction or withholding (including through the provision by Seller of forms or certificates); provided, however, that no such notice is required to be provided with respect to amounts that are required to be deducted or withheld under Section 1445 of the Code as a result of the failure to deliver the documentation in Section 2.10(a)(ix).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that, except as set forth in the Seller Disclosure Schedule (subject to Section 10.11), the following statements are true and correct as of the date hereof and will be true and correct as of the Closing Date (except those representations and warranties which address matters as of or for a particular date or time period, which statements shall be true and correct only as of such date or for such time period):

Section 3.01.    Organization and Qualification.

(a)    Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each Equity Seller, Asset Seller and JV Seller is a corporation, partnership or other legal entity duly organized, validly existing, and (where such concept is applicable) in good standing (or local equivalent) under the Laws of its jurisdiction of organization, formation or incorporation, as applicable, except as would not reasonably be expected to prevent or materially delay such Equity Seller, Asset Seller or JV Seller from consummating the transactions contemplated by this Agreement. Each Transferred Entity and JV Entity is a corporation, partnership or other legal entity duly organized, validly existing and (where such concept is applicable) in good standing (or local equivalent) under the Laws of its jurisdiction of organization, formation or incorporation, as applicable and as specified in Section 3.01(a) of the Seller Disclosure Schedule, except where such failure to be in good standing would not reasonably be expected to be material to the Business, as a whole. Each of Seller, the other Asset Sellers, the other Equity Sellers, the JV Sellers and the Transferred Entities and the JV Entities has the company power and authority necessary to own or lease their respective properties and assets and to carry on the Business as presently conducted, except where lack of such power or authority would not reasonably be expected to be material to the Business, as a whole.

(b)    Each of Seller, the other Asset Sellers, the other Equity Sellers, the JV Sellers and each Transferred Entity and JV Entity is duly qualified to do business (where such concept is applicable) in each jurisdiction where the nature of their respective business or the ownership of their respective assets makes such qualification necessary, except where the failure to be so qualified (i) in the case of Seller, the other Asset Sellers, the other Equity Sellers and the JV Sellers, would not reasonably be expected, individually or in the aggregate, to prevent or materially delay the ability of Seller, the other Asset Sellers, the other Equity Sellers and the JV Sellers to consummate the transactions contemplated by the Transaction Documents, and (ii) otherwise would not reasonably be expected to have a Business Material Adverse Effect. No Transferred Entity or JV Entity is in material violation of any provision of its Organizational Documents.

Section 3.02.    Authorization.

(a)    Seller has all requisite corporate power and authority to execute and deliver this Agreement and each of the other Transaction Documents to be executed by Seller and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

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This Agreement and each other Transaction Document to be executed by Seller has been duly authorized, executed and delivered by Seller and, assuming that this Agreement or such other Transaction Document has been duly and validly authorized, executed and delivered by Buyer or any other counter party thereto, constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at Law or in equity).

(b)    Each Equity Seller, Asset Seller and JV Seller will have, at the time it executes and delivers any Transaction Document, all requisite corporate or equivalent organizational power and authority to execute and deliver such Transaction Document to be executed by such Equity Seller, Asset Seller or JV Seller and to perform its obligations thereunder and to consummate the transactions contemplated thereby. Each Transaction Document to be executed by an Equity Seller, Asset Seller or JV Seller will, when so executed, have been duly authorized, executed and delivered by such Equity Seller, Asset Seller or JV Seller and, assuming that such Transaction Document has been duly and validly authorized, executed and delivered by Buyer or the other counterparty thereto, will constitute a valid and binding agreement of such Equity Seller, Asset Seller or JV Seller, enforceable against such Equity Seller, Asset Seller or JV Seller in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at Law or in equity).

Section 3.03.    Non-Contravention. The execution and delivery of this Agreement and each Transaction Document to be executed by Seller, any other Equity Seller, any other Asset Seller or any JV Seller, the consummation of the transactions contemplated hereby and thereby and the fulfillment of and the performance by Seller, the other Equity Sellers, the other Asset Sellers and the JV Sellers of their respective obligations hereunder and thereunder do not and will not (a) violate any provision of the Organizational Documents of Seller, the other Equity Sellers, the other Asset Sellers, the JV Sellers, the Transferred Entities or the JV Entities, (b) violate or result in a breach of, or constitute a default or require a consent under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit to which Seller or any of the other Equity Sellers, the other Asset Sellers, the JV Sellers, the Transferred Entities or the JV Entities is entitled under any provision of any Material Contract to which such Person is party, (c) assuming compliance with the matters referred to in Section 3.04, violate or result in a breach of any Law or Permit applicable to Seller, any other Equity Seller, any other Asset Seller, a JV Seller, a Transferred Entity or a JV Entity, or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset or property of Seller, any other Equity Seller, any other Asset Seller, a JV Seller, a Transferred Entity or a JV Entity except, with respect to clauses (b), (c) and (d): (i) in the case of Seller, the other Equity Sellers, the other Asset Sellers and the JV Sellers, as would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of such Person to enter into and perform their obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents, and (ii) otherwise as would not reasonably to have, individually and in the aggregate, a Business Material Adverse Effect.

Section 3.04.    Governmental Authorization. The execution, delivery and performance by Seller, the other Equity Sellers, the other Asset Sellers or the JV Sellers of this Agreement and each Transaction Document to which it will be a party, and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or consent from, or filing with, any Governmental Authority, except for (a) compliance with any applicable requirements of the HSR Act and the applicable Competition Laws of the jurisdictions listed in Section 3.04 of the Seller Disclosure Schedule, (b) any such action or filing the failure of which to be made or obtained (i) would not reasonably be expected,

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individually or in the aggregate, to interfere with, prevent or materially delay the ability of Seller, the other Equity Sellers or the other Asset Sellers to enter into and perform their obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents, and (ii) would not reasonably be expected to be material to the Business as a whole, and (c) the approvals and filings required solely due to the regulatory obligations of Buyer or any Buyer Designee.

Section 3.05.    Capitalization.

(a)    All of the Transferred Interests are owned beneficially and of record by the Equity Sellers, free and clear of any Liens other than Permitted Liens and transfer restrictions imposed thereon by Law. None of the Transferred Interests have been issued in violation of, or are subject to, any preemptive or subscription rights. There are no (i) existing options, warrants, calls, rights or agreements to which any of the Equity Sellers or any of the Transferred Entities is a party requiring, and there are no securities of the Equity Sellers or any of the Transferred Entities outstanding that upon conversion or exchange would require, an increase to the value of any capital stock, limited liability company interest or partnership interest of any Transferred Entity, as applicable, or other debt or equity securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase any capital stock, limited liability company interest or partnership interest of any Transferred Entity, (ii) shares of capital stock of, partnership interests that represent the corporate capital of, or other equity interests in the Transferred Entities that are reserved for issuance, or (iii) bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the equityholders of any Transferred Entity may vote. No Transferred Entity has any outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights. Neither Seller nor any of its Subsidiaries is a party to any voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Transferred Interests.

(b)    All of the JV Interests are owned beneficially and of record by the JV Sellers, free and clear of any Liens other than Permitted Liens and transfer restrictions imposed thereon by Law. None of the JV Interests have been issued in violation of, or are subject to, any preemptive or subscription rights. There are no (i) existing options, warrants, calls, rights or agreements to which any of the JV Sellers or any of the JV Entities is a party requiring, and there are no securities of the JV Sellers or, to the Knowledge of Seller, any of the JV Entities outstanding that upon conversion or exchange would require, an increase to the value of any capital stock, limited liability company interest or partnership interest of any JV Entity, as applicable, or other debt or equity securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase any capital stock, limited liability company interest or partnership interest of any JV Entity, (ii) to the Knowledge of Seller, shares of capital stock of, partnership interests that represent the corporate capital of, or other equity interests in the JV Entities that are reserved for issuance, or (iii) to the Knowledge of Seller, bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the equityholders of any JV Entity may vote. To the Knowledge of Seller, no JV Entity has any outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights. Neither Seller nor any of its Subsidiaries is a party to any voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the JV Interests.

(c)    Section 3.05(c) of the Seller Disclosure Schedule sets forth an accurate and complete list of (i) each Transferred Entity and JV Entity, (ii) the authorized shares of capital stock of, partnership interests that represent the corporate capital of, or other equity interests of each such Transferred Entity and JV Entity, (iii) the issued and outstanding shares of capital stock of, partnership interests that represent the corporate capital of, or other equity interests of each such Transferred Entity and JV Entity, and (iv) the legal ownership of each such Transferred Entity and JV Entity. Except for Equity Interests in other Transferred Entities and the JV Entities, the Transferred Entities and the JV Entities do not own or hold any Equity Interest in any other Person.

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(d)    Upon consummation of the transactions contemplated by this Agreement, Buyer or the applicable Buyer Designee will own all of the Transferred Interests and JV Interests, free and clear of all Liens other than Permitted Liens and transfer restrictions imposed thereon by Law, and in the case of the JV Interests, the terms of the applicable Organizational Documents.

Section 3.06.    Financial Statements.

(a)    Seller has made available to Buyer prior to the date hereof, unaudited reviewed Special Purpose Statement of Net Assets (the “Balance Sheet”) as of June 29, 2018 of the Business and the related Special Purpose Statements of Revenues and Direct Expenses for the twelve-month periods ended June 29, 2018 and June 30, 2017, and the related notes to the special purpose statements (collectively, and together with the notes, schedules or other supplementary information thereto and a review report thereon by Seller’s independent certified public accountant, the “Financial Statements”), true and complete copies of which are set forth in Section 3.06(a) of the Seller Disclosure Schedule. The Financial Statements (A) fairly present in all material respects the financial condition of the Business as of the respective dates or for the respective time periods set forth therein, and (B) have been derived from Seller’s consolidated financial information that has been prepared in accordance with GAAP (subject to the absence of certain footnotes and normal year-end adjustments, none of which would be material).

(b)    Seller maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 and 15d-15 under the Exchange Act and that is sufficient to provide reasonable assurances that (i) transactions are executed only in accordance with management’s general or specific authorizations, (ii) access to assets of Seller or its Subsidiaries is permitted only in accordance with management’s general or specific authorization, and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Seller (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as required by Rule 13a-15 and 15d-15 under the Exchange Act and that provide reasonable assurance that all material information (both financial and non-financial) required to be disclosed by Seller related to the Business in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Seller’s management as appropriate to allow timely decisions regarding required disclosure, and (ii) has disclosed to Seller’s auditors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting of Seller, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Seller’s internal controls over financial reporting.

(c)    This Section 3.06 is qualified by the fact that the Business has not operated as a separate “stand alone” entity within Seller. As a result, the Business has been allocated certain internal charges and credits for purposes of the preparation of the Financial Statements. Such allocations of charges and credits have been made in good faith with the intent of accurately presenting to the extent practicable the financial condition and results of operations of the Business for the time periods covered by the Financial Statements, but may not necessarily reflect the amounts that would have resulted from arms-length transactions or the actual costs that would be incurred if the Business operated as an independent enterprise.

Section 3.07.    Compliance with Laws; Permits.

(a)    Except with respect to (i) compliance with Law concerning employee matters (as to which certain representations and warranties are made pursuant to Section 3.11 and Section 3.12), (ii) compliance with Environmental Laws (as to which certain representations and warranties are made

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pursuant to Section 3.10), and (iii) compliance with Law concerning Taxes (as to which certain representations and warranties are made pursuant to Section 3.13)), the Business and each Transferred Entity and, to the Knowledge of Seller, each JV Entity is and for the past one (1) year has been, in material compliance with all Laws and Orders applicable to the Business, the Transferred Assets, the Transferred Entities and the JV Entities, as applicable, except to the extent that any non-compliance would not be material to the Business as a whole. For the past one (1) year, neither Seller, any Transferred Entity nor to the Knowledge of Seller, any JV Entity, has received a written communication from or entered into any Contract or settlement with, a Governmental Authority that alleges that the Business, any Transferred Entity or any JV Entity has, at any time, not been in material compliance with any Law or Order applicable to the Business, the Transferred Assets, the Transferred Entities or the JV Entities, except to the extent that any non-compliance would not be material to the Business as a whole. To Seller’s Knowledge, neither Seller, the Business, any Transferred Entity or any JV Entity is being investigated for or charged by any Governmental Authority with a material violation of, any Law applicable to the Business or any Transferred Entity or JV Entity, except to the extent that any such violation would not be material to the Business as a whole.

(b)    Seller and its Subsidiaries possess all permits, approvals, Orders, authorizations, consents, licenses, certificates, franchises, variances, concessions and exemptions of, or filings or registrations with, or issued by, any Governmental Authority (“Permits”) necessary for the operation of the Business as currently conducted, except where such failure would not reasonably be expected to be material to the Business, as a whole. All such Permits are in full force and effect, and there are no Actions pending or, to Seller’s Knowledge, threatened by any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof, except where such failure would not reasonably be expected to be material to the Business, as a whole. Neither Seller nor any of its Subsidiaries is in default, and, to the Knowledge of Seller, no condition exists that with notice or lapse of time or both would constitute a default, under any such Permits, except where such failure would not reasonably be expected to be material to the Business, as a whole.

(c)    None of Seller, the Equity Sellers, the Asset Sellers, nor any of their respective officers or directors or, to the Knowledge of Seller, any of their respective employees or agents of Seller, in each case, solely to the extent such officer, director, employee or agent is acting for or on behalf of Seller or any of its Subsidiaries with respect to the Business, in the past three (3) years, directly or indirectly:

(i)    unlawfully made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, directly or indirectly to or for the benefit of any Government Official, for the purpose of (A) inducing such Government Official to do or omit to do any act in violation of a lawful duty, (B) obtaining or retaining business for or with any person, or (C) otherwise securing any improper advantage;

(ii)    paid, offered or agreed or promised to make or offer any bribe, kickback, unlawful rebate or other similar unlawful payment of any nature; or

(iii)    violated any provision of any applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the U.K. Bribery Act of 2010, or any other applicable laws or regulations relating to bribery or corruption (collectively, “Anti-Corruption Laws”), in each case in any respect material to the Business.

(d)    There have been no intentionally false or fictitious entries made in the books or records of Seller or any of its Subsidiaries, with respect to the Business, relating to any illegal payment or secret or unrecorded fund, and neither Seller nor any of its Subsidiaries has established or maintained a secret or unrecorded fund with respect to the Business, in each case in any respect material to the Business. Seller and its Subsidiaries maintain policies and procedures reasonably designed to ensure compliance in all material respects with all applicable Anti-Corruption Laws.

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Section 3.08.    Litigation; Orders.

(a)    There are no Actions pending or, to the Knowledge of Seller, threatened against Seller or any of its Subsidiaries (i) primarily arising from or relating to the Business, or arising from or relating to the Transferred Assets, the Transferred Entities or the JV Entities which, in the event of an adverse judgment, would reasonably be expected to result in (x) a liability material to the Business or the Transferred Entities or the JV Entities, taken as a whole, (y) relief ordered against the Business or any Transferred Entity or JV Entity that would be material to the Business as a whole, or (ii) that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

(b)    There are no outstanding Orders and no unsatisfied judgments, penalties or awards against or affecting Seller (solely with respect to the Business), the Business, the Transferred Assets, the Transferred Interests, the JV Interests, the Transferred Entities or, to the Knowledge of Seller, the JV Entities that would be material to the Business as a whole. Neither Seller (with respect to the Business), any other Entity Seller (with respect to the Business), any other Asset Seller (with respect to the Business), any JV Seller (with respect to any JV Entity), any Transferred Entity, nor to the Knowledge of Seller, any JV Entity, is in material default with respect to any Order.

Section 3.09.    No Undisclosed Liabilities. No Transferred Entity or JV Entity has, and the Assumed Liabilities do not include, any Liabilities that would have been required to be reflected in, reserved against or otherwise described on the face of a balance sheet prepared in accordance with GAAP applied in accordance with the Calculation Principles, and that were not so reflected, reserved against or described in the Balance Sheet, other than Liabilities (a) incurred in the ordinary course of business consistent with past practice after the Balance Sheet Date, (b) incurred pursuant to this Agreement or in connection with the transactions contemplated hereby, (c) which constitute the Retained Liabilities, (d) that would not reasonably be expected, individually or in the aggregate, to be material to the Business, as a whole, or (e)  Tax Liabilities incurred in connection with the Reorganization.

Section 3.10.     Environmental Matters.

(a)    Except for matters that would not reasonably be expected to be material to the Business, as a whole:

(i)    The Transferred Entities, the JV Entities and the Owned Real Property are in compliance with all applicable Environmental Laws, including any Permits required by applicable Environmental Laws.

(ii)    (A) No written notice, claim, Order, complaint, penalty or demand has been made and (B) there is no Action pending or, to the Knowledge of Seller, threatened, which in each case of (A) and (B) was made in the past five (5) years and (x) alleges the actual or potential violation of any Environmental Law or any Permit required by any applicable Environmental Law, alleges any actual or potential Liability or obligation arising under any Environmental Law, or seeks to revoke, amend, modify or terminate any Permit required by any applicable Environmental Law, (y) relates to the Business, the Transferred Entities, the JV Entities or the Real Property, and (z) has not been settled, dismissed, paid or otherwise resolved without ongoing obligations or costs prior to the date hereof.

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(b)    To the Knowledge of Seller, the Business has not caused any Environmental Condition at the Real Property or any other real property currently or formerly owned or leased by the Transferred Entities or the JV Entities.

(c)    The representations in this Section 3.10 are the sole and exclusive representations made by Seller with respect to any Environmental Conditions, Environmental Laws or any Permit required under any Environmental Law.

Section 3.11.    Employee Matters.

(a)    Section 3.11(a) of the Seller Disclosure Schedule contains a list of all Business Employees, separately identifying all Offered Employees, as October 1, 2018, which list shall be updated and provided to Buyer periodically, and, prior to being provided to Buyer pursuant to Section 7.01, may include for certain shared service job functions, reasonable estimates of the number of employees reasonably expected to be Business Employees.

(b)    With respect to the Business Employees, each of the Transferred Entities, the JV Entities and, as applicable, each of Seller and its Subsidiaries (other than the Transferred Entities and the JV Entities), are in material compliance with all applicable Laws respecting employment, employment practices, labor, terms and conditions of employment, wages and hours, employee classification, employment standards, human rights, occupational safety, workers’ compensation, immigration, language of work and plant closings. There are no complaints, lawsuits or other proceedings pending or, to the Knowledge of Seller, threatened against the Transferred Entities, Seller or any of its Subsidiaries (other than the Transferred Entities) brought by or on behalf of any current or former Business Employee, relating to any such Laws which would reasonably be expected, individually or in the aggregate, to result in material liability to the Business as a whole. With respect to the Business Employees, each of the Transferred Entities, the JV Entities and, as applicable, each of Seller and its Subsidiaries (other than the Transferred Entities and the JV Entities), have not taken any action in the one hundred eighty (180) days up to the Closing Date that would constitute a “plant closing” or “mass layoff” or group termination under WARN (as defined in Section 7.09) or any similar federal, state or local Law or regulation.

(c)    The terms and conditions of employment of the Business Employees are not subject to any Bargaining Agreement and there have been no labor unions or works councils representing any Business Employee or, to the Knowledge of Seller, engaged in any organizing activity with respect to representing any Business Employee during the last thirty-six (36) months. During the twelve (12)-month period ending on the date hereof, there has not been and, to the Knowledge of Seller there is not presently pending, existing, or threatened, any material strike, slowdown, picketing, or work stoppage by Business Employees.

(d)    None of Seller or any of its Subsidiaries has any material liability with respect to any misclassification of any person as an independent contractor, temporary employee, leased employee or any other servant or agent compensated other than through reportable wages (as an employee) paid by Seller or any of its Subsidiaries (each, a “Contingent Worker”) and no Contingent Worker has been improperly excluded from any Plan.

(e)    Neither Seller nor any of its Subsidiaries are a participating or contributing employer in any “multiemployer plan” (as defined in Section 3(37) of ERISA) with respect to any Business Employee, nor has Seller or any of its Subsidiaries incurred any withdrawal liability with respect to any multiemployer plan or any liability in connection with the termination or reorganization of any multiemployer plan.

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Section 3.12.    Employee Benefit Plans.

(a)    Section 3.12(a) of the Seller Disclosure Schedule lists each Assumed Plan (which will be identified as an Assumed Plan) and every other material Plan and identifies the applicable plan sponsor for each such Plan.

(b)    With respect to each material Plan, Seller has made available to Buyer, true and complete copies of, to the extent applicable: (i) each plan document, (ii) all summary plan descriptions, (iii) the two most recent annual report (Form 5500 series or equivalent if required under applicable law), including all exhibits and attachments thereto, (iv) the most recent determination or opinion letter, if any, issued by the IRS or other applicable Governmental Authority and any pending request for such a letter, and (v) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto.

(c)    Neither the Seller nor any trade or business, whether or not incorporated, which is treated together with Seller as a single employer under Section 4001(b) of ERISA or Section 414 of the Code have at any time sponsored or contributed to an Employee Plan that was, and none of the Plans are, subject to Title IV of ERISA. The transactions contemplated by this Agreement shall not trigger any Liability for Buyer or any Transferred Entity under Title IV of ERISA with respect to any Plan.

(d)    Each Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the IRS with respect to its qualified status, and to the Knowledge of Seller, no event has occurred since the date of the most recent determination or opinion letter relating to any such Plan that would reasonably be expected to adversely affect the qualification of such Plan.

(e)    Each Plan has been maintained in material compliance with its terms and with any applicable Law.

(f)    None of the Plans are, to the Knowledge of Seller, presently under audit or examination (nor has notice been received of any potential audit or examination) by any Governmental Authority. Other than routine claims for benefits, there are no material Actions pending or, to the Knowledge of Seller, threatened with respect to any Plan.

(g)    All contributions which are due from Seller or any of its Subsidiaries under any Plan have been paid to each such Plan or accrued in accordance with the past practice of Seller or such Subsidiary and generally acceptable accounting principles.

(h)    None of the Plans, if administered in accordance with their terms, would result in the imposition of any additional tax under Section 409A of the Code.

(i)    No Plan provides for medical, life, or other welfare benefits to any former or current Business Employee, or any spouse or dependent of any such person, beyond retirement or other termination of employment (other than as required under Code Section 4980B, or similar state law).

(j)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event, such as a termination of employment) (i) result in any payment (including, without limitation, severance, parachute or otherwise) becoming due to any Business Employee under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan, or (iii) result in the acceleration of the time of payment or vesting of any material benefits under any Plan.

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(k)    The transactions contemplated by this Agreement will not cause a “change in ownership” of Seller or a “change in a substantial portion” of Seller’s assets within the meaning of Section 280G of the Code.

(l)    With respect to each Plan that covers Non-U.S. Business Employees, to the Knowledge of Seller: (i) Seller or its appropriate Subsidiaries have performed in all material respects the obligations required thereunder, (ii) all payments (including premiums due) and all employer and employee contributions required to have been collected have been paid when due, or if applicable, accrued on the balance sheet of the applicable Transferred Entity, (iii) no material Taxes, penalties or fees are owing or assessable under or against any such Plan, (iv) no material event has occurred with respect to any such Plan which is tax-qualified or registered under Law which would result in the revocation or loss of such tax-qualified status or registration of such Plan, or which would entitle any Person (without the consent of the sponsor of such Plan) to wind up or terminate any such Plan, in whole or in part, (v) Seller and each of its appropriate Subsidiaries has met all minimum funding obligations required by applicable Law, (vi) no Transferred Employee who is employed in the United Kingdom has any contractual right to continued participation in a defined benefit pension plan or the provision of defined benefit pension entitlements under the United Kingdom Transfer of Undertakings (Protection of Employment) Regulations 2006, and (vii) no Assumed Plan in which Transferred Employees or former employees of a Transferred Entity participate is a defined benefit plan to which section 75 or section 75A of the United Kingdom Pensions Act 1975 is applicable.

Section 3.13.    Taxes.

(a)    Each of the Transferred Entities, each of the JV Entities and, with respect to the Business and the Transferred Assets, each Asset Seller has timely filed with the appropriate Taxing Authority all material Tax Returns required to be filed by it, and all such Tax Returns are accurate and complete in all material respects. None of the Transferred Entities, none of the JV Entities and, with respect to the Business and the Transferred Assets, none of the Asset Sellers currently is the beneficiary of any extension of time within which to file any material Tax Return, other than automatic extensions of time not requiring the consent of any Taxing Authority.

(b)    All material Taxes that have become due and payable by each of the Transferred Entities, each of the JV Entities and, with respect to the Business and the Transferred Assets, each of the Asset Sellers have either been paid or are being contested in good faith by appropriate proceedings and adequate reserves for such Taxes have been established and maintained in accordance with GAAP.

(c)    There are currently no material deficiencies for Taxes due from any Transferred Entity, any JV Entity or, with respect to the Business or the Transferred Assets, any Asset Seller that have been claimed, proposed or assessed, in each case, in writing, by any Taxing Authority for any taxable period for which the period of assessment remains open, except for deficiencies (i) that have been fully satisfied by payment, settled or withdrawn, or (ii) that are being contested in good faith and adequate reserves for such deficiencies have been established and maintained in accordance with GAAP. There are no audits, claims, assessments, administrative proceedings or other Actions, ongoing, or, to the Knowledge of Seller, pending, for or relating to any material Tax Liability of any of the Transferred Entities, any of the JV Entities or, with respect to the Business or the Transferred Assets, any of the Asset Sellers. Except in connection with any audits, claims, assessments, administrative proceedings or other Actions identified in Section 3.13 of the Seller Disclosure Schedule, none of the Transferred Entities, none of the JV Entities and, with respect to the Business or the Transferred Assets, none of the Asset Sellers has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency which waiver has not expired or been terminated. No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been sought from, entered into or issued by any Taxing Authority directly related to any Transferred Entity, any JV Entity or, with respect to the Business or the Transferred Assets, any Asset Seller within the previous six (6) years.

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(d)    There are no material Liens for Taxes upon the Transferred Assets or the assets of any Transferred Entity or any JV Entity other than Permitted Liens.

(e)    All material Taxes that each Transferred Entity, each JV Entity and, with respect to the Business or the Transferred Assets, each Asset Seller was required to withhold or collect have been duly withheld or collected and have been paid, to the extent required by applicable Law, to the proper Taxing Authority. Each Transferred Entity, each JV Entity and, with respect to the Business or the Transferred Assets, each Asset Seller has complied in all material respects with the rules and regulations relating to the withholding and remittance of Taxes.

(f)    None of the Transferred Entities and none of the JV Entities has any material Liability for the Taxes of any Person (other than a Transferred Entity or a JV Entity) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor, or (iii) under any Tax Sharing Agreement.

(g)    None of the Transferred Entities and none of the JV Entities has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(h)    None of the Transferred Entities and none of the JV Entities has constituted either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code within the three (3) years prior to the date hereof.

(i)    No Transferred Entity or JV Entity organized under the laws of the United States, any state thereof, or the District of Columbia, is or has been within the five (5)-year period described by Section 897(c)(1) of the Code a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(j)    None of the Transferred Entities and none of the JV Entities will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (i) adjustment under Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) required as a result of a change in method of accounting made for a Tax period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for any Tax period ending on or prior to the Closing Date; (iii) written “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Tax Law) executed on or prior to the Closing Date; (iv) intercompany transactions or excess loss accounts described in Treasury Regulations under Section 1502 of the Code (or similar provisions of state, local or non-U.S. Tax Law); (v) installment sale or open transaction disposition made prior to the Closing; (vi) prepaid amount received prior to the Closing; (vii) election under Section 108(i) of the Code; or (viii) any inclusion under Section 965(a) or any inclusion or election under Section 965(h) of the Code.

(k)    None of the Transferred Entities, none of the JV Entities and none of the Asset Sellers is treated or has been treated for Tax purposes as a resident in a country other than the country of its organization.

(l)    In the last three (3) years, no written claim has been received from any Taxing Authority in any jurisdiction where any of the Transferred Entities, any of the JV Entities or any of the Asset Sellers does not file Tax Returns that any such Person is, or may be, subject to Tax by that jurisdiction.

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Section 3.14.    Intellectual Property.

(a)    Section 3.14(a) of the Seller Disclosure Schedule contains a list of all material (i) issued patents and pending patent applications, (ii) Trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) internet domain name registrations comprising the Transferred Intellectual Property (collectively, the “Business Registered Intellectual Property”).

(b)    The Transferred Entities or Seller are the sole and exclusive owners of the Business Registered Intellectual Property, and no Action is pending or, to the Knowledge of Seller, is threatened in writing which challenges the validity, enforceability, registration, ownership or use of any of the Business Registered Intellectual Property.

(c)    Except for the Licensed Intellectual Property and Shared Corporate Contracts, the Transferred Intellectual Property constitutes all of the material Intellectual Property used or held for use in the conduct of the Business in substantially the manner currently conducted. Except for the Shared Corporate Contracts and as set forth in Section 3.14(c) of the Seller Disclosure Schedule, the execution, delivery and performance of this Agreement and the other Transaction Documents to be executed by Seller, the consummation of the transactions contemplated hereby and thereby, and the fulfillment of and the performance by Seller of its obligations hereunder and thereunder will not result in any material loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any material rights of any of the Transferred Entities in any Transferred Intellectual Property.

(d)    To the Knowledge of Seller, none of the Transferred Entities are currently infringing, misappropriating, diluting, or otherwise violating, in any material respect, any Intellectual Property of any other Person. Neither Seller nor the Transferred Entities have received any written charge, complaint, claim, demand, or notice during the past two (2) years (or earlier, if presently not resolved) alleging any infringement, misappropriation, dilution, or other violation of the Intellectual Property of any other Person in the conduct of the Business. No Person is infringing, misappropriating, diluting, or otherwise violating any Transferred Intellectual Property.

(e)    The computers, servers, workstations, routers, hubs, switches, circuits, networks, and other information technology equipment owned or controlled by the Transferred Entities (the “Business IT Assets”) have not materially malfunctioned or failed within the past three (3) years, except where such failure would not reasonably be expected to be material to the Business, as a whole. The Transferred Entities and the JV Entities have in place commercially reasonable measures, consistent with current industry standards, to protect the confidentiality, integrity and security of the Business IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption.

(f)    Seller has taken all reasonable steps (including, without limitation, entering into confidentiality and nondisclosure agreements and work for hire or Intellectual Property assignment agreements) with all officers and employees of, and consultants to, Seller with access to or knowledge of any Transferred Intellectual Property necessary to (i) establish Seller’s ownership rights in the Transferred Intellectual Property, and (ii) safeguard and maintain the secrecy and confidentiality of all material trade secrets comprising Transferred Intellectual Property.

(g)    The representations in this Section 3.14 are the sole and exclusive representations made by Seller with respect to any matters relating to Intellectual Property.

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Section 3.15.    Material Contracts.

(a)    Section 3.15(a) of the Seller Disclosure Schedule sets forth a list, as of the date hereof, of all the following Contracts (other than purchase or service orders executed in the ordinary course of business and excluding any Contract that constitutes a Retained Asset), to which any Transferred Entity or JV Entity (other than Jacobs Engineering S.A.), is a party (excluding Contracts which constitute Retained Assets or which will be transferred out of a Transferred Entity or JV Entity pursuant to the Reorganization) or which constitutes a Transferred Asset (each Contract that is required to be listed in Section 3.15(a) of the Seller Disclosure Schedule together with all amendments and supplements thereto, being a “Material Contract”):

(i)    any Contract that (A) by its express terms materially limits or restricts an Asset Seller, a Transferred Entity or a JV Entity party thereto from competing or engaging in any line of business or in any geographic area or with any Person, (B) grants a right of first refusal, right of first offer, or similar right with respect to any material assets, rights or properties of an Asset Seller, a Transferred Entity or a JV Entity, (C) obligates an Asset Seller, a Transferred Entity or a JV Entity party thereto to conduct any material portion of the Business on an exclusive basis or that contains a “most favored nation” or similar covenant, except for any such Contract that (I) may be cancelled without penalty by the Asset Seller, Transferred Entity or JV Entity party thereto upon notice of sixty (60) days or less, and (II) following such cancellation such limitation, restriction, right, covenant or obligation, as applicable, would not survive;

(ii)    any Contract that by its terms provides for payments by or to the Asset Seller, Transferred Entity or JV Entity party thereto of more than (A) $10,000,000, in the aggregate, in the twelve (12)-month period following the date hereof or (B) $10,000,000, in the aggregate, over the remaining term of such Contract, and, in each case, cannot be cancelled by such Asset Seller, Transferred Entity or JV Entity party thereto upon sixty (60) days or less notice without material penalty to such Asset Seller, Transferred Entity or JV Entity party thereto;

(iii)    any Contracts involving the payment of royalties or other amounts by the Asset Seller, Transferred Entity or JV Entity party thereto calculated based upon the revenues or income of such Person where such payments are expected to exceed $5,000,000 in the twelve (12) month period following the date hereof;

(iv)    any Contract relating to indebtedness for borrowed money (whether as borrower or lender) or any guarantee by the Asset Seller, Transferred Entity or JV Entity party thereto of any Liabilities of any other Person (excluding the Transferred Entities or JV Entities) or to the mortgaging, pledging or otherwise placing of any Lien (other than Permitted Liens), on any Transferred Asset or asset of the Transferred Entity or JV Entity, in each case in excess of $5,000,000 individually, except for Contracts which will be terminated at or prior to Closing;

(v)    any Contract relating to the acquisition or disposition of all or substantially all of the capital stock or assets of any Person or business for aggregate consideration in excess of $10,000,000 and pursuant to which any Asset Seller, Transferred Entity or JV Entity party thereto has any material ongoing obligations;

(vi)    any partnership, joint venture, limited liability company agreement, or other Contract relating to the formation, creation, operation, management, or control of any JV Entity (or other material joint venture or similar relationship of the Business);

(vii)    any Contract with a Governmental Authority;

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(viii)    any Contract providing for the indemnification of directors, managers, officers or employees of a Transferred Entity; and

(ix)    Contracts involving any material collective bargaining agreement or other material contract with a labor union, works council or similar body covering any Business Employee.

(b)    Each Material Contract is a valid and binding agreement of the Asset Seller, Transferred Entity or JV Entity party thereto, and to the Knowledge of Seller, of the other party or parties thereto and enforceable in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought. Each Asset Seller, Transferred Entity and to Seller’s Knowledge, each JV Entity has performed all obligations required to be performed by it under each Material Contract to which it is a party and is not otherwise in material default or material breach of, and since January 1, 2017 none of the Asset Sellers, Transferred Entities or JV Entities have received any written notice of any default or breach or event that, with notice or lapse of time, or both, would constitute a default or breach by the Asset Sellers, Transferred Entities or JV Entities under any Material Contract, except, in each case, where such failure would not reasonably be expected to be material to the Business, as a whole. Neither Seller nor any of its Subsidiaries has delivered notice of any default or breach or event under (nor, to the Knowledge of Seller, does there exist any condition which upon the passage of time or the giving of notice or both, would cause a default or breach or event under) any Material Contract by any counterparty thereto, except, in each case, where such failure would not reasonably be expected to be material to the Business, as a whole.

Section 3.16.    Insurance. Section 3.16 of the Seller Disclosure Schedule sets forth a true and complete list of all material policies of property, liability, workers’ compensation and other forms of insurance owned or held by Seller or any of its Subsidiaries insuring the business, equipment, properties, assets, operations and employees (including officers and directors) of the Business (“Seller Insurance Policies”). There is no material claim in respect of the Business pending under any such policy as to which coverage has been denied or disputed by the insurer of such Seller Insurance Policies or in respect of which such insurer has reserved its rights. Each insurance policy which (a) constitutes a Transferred Asset, or (b) which provides Transferred Coverage, is in full force and effect in all material respects, all premiums due and payable thereon have been paid, no written notice that any such insurance policy is no longer in force or effect has been received by Seller or any of its Subsidiaries, and Seller or the Subsidiary of Seller who is the insured is in compliance in all material respects with the applicable terms and conditions of such insurance policy. Except any shortfall as would not reasonably be expected to materially interfere with the conduct of the Business in substantially the manner currently conducted, the coverage under the Seller Insurance Policies, is adequate to satisfy all of the contractual insurance obligations required under the terms of any Material Contract, Permit or any Law applicable to the Business.

Section 3.17.    Real Property.

(a)    The Real Property constitutes all of the material real property that is used or held for use primarily in the conduct of the Business as currently conducted. No Person other than Seller and its Subsidiaries has the right to use or occupy the Real Property. There are no pending or, to the Knowledge of Seller, threatened condemnation proceedings with respect to any Real Property.

(b)    Section 3.17(b) of the Seller Disclosure Schedule sets forth a true, correct and complete list of all Owned Real Property including with respect to each Owned Real Property, the Seller or its Subsidiary that owns such Owned Real Property and the address, location and use of such Owned Real Property. None of Seller, any other Asset Seller, Transferred Entity or JV Entity has received any written notice from any Governmental Authority, that any of the improvements on the Owned Real Property

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or the use or operation thereof in the conduct of the Business violates (other than a permitted non-conformance) in a material respect any use or occupancy restriction or other Lien affecting such Owned Real Property or any zoning Law applicable thereto. None of the Owned Real Property is the subject of any lease, sublease, or other occupancy agreement granting to another Person any right to the possession, use, occupancy or enjoyment of the Owned Real Property. There are no agreements or options that remain in effect granting to any Person the right to acquire any of the Owned Real Property or any interest therein.

(c)    Section 3.17(c) of the Seller Disclosure Schedule sets forth a list of all Leased Real Property, in each case identifying the instrument creating the Leased Real Property (each, a “Real Property Lease”), and the identity of Seller or the Subsidiary of Seller that is the current lessee, sublessee, grantee or licensee thereunder (the “Lessee”), as applicable. There is no sublease or assignment or other occupancy agreement in favor of any third party currently in effect in respect of the Leased Real Property. Each Real Property Lease is a valid and binding agreement of Seller or such of its Subsidiaries that are party thereto, and to the Knowledge of Seller, of the other party or parties thereto and enforceable in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought, and except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to Seller or any of its Subsidiaries, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted. To the Knowledge of Seller, no other party to a Real Property Lease is in default of such Real Property Lease, except for any such defaults that would not reasonably be expected, individually or in the aggregate, result in material Liability to the Business, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted. Accurate and complete copies of each Real Property Lease, including all amendments and supplements thereto, have been made available by Seller to Buyer in each case prior to the date of this Agreement.

Section 3.18.    Title to Assets; Sufficiency of Assets.

(a)    The Asset Sellers, the Transferred Entities and the JV Entities have good and marketable title to, valid leasehold interests in, or a valid license to use or occupy, in all material respects, all of the Transferred Assets, in each case, free and clear of all Liens other than Permitted Liens.

(b)    The Transferred Assets, the Shared Corporate Contracts, and any services, assets, properties, rights, titles or interests made available to Buyer or any of its Subsidiaries following the Closing pursuant to this Agreement, the Transition Services Agreement, the Subleases and the Assignment Agreements, constitute all of the assets, properties, rights, titles and interests necessary to operate the Business immediately following the Closing, in all material respects, in substantially the same manner the Business was conducted in the twelve (12) month period immediately prior to Closing; provided, however, that the benefits of certain Transferred Assets that cannot be transferred, conveyed or assigned at Closing will be provided to Buyer pursuant to Section 2.07.

Section 3.19.    Related Party Transactions.

(a)    No executive officer or director of the Business is (i) party to any material Contract or other business arrangement (other than employment, retention or similar agreements and Plans entered into in the ordinary course of business) with any Transferred Entity or JV Entity that is not terminable at will by such Transferred Entity or JV Entity without payment or penalty, or (ii) owns any material property or right, tangible or intangible, which is used by the Business.

(b)    Section 3.19(b) of the Seller Disclosure Schedule sets forth a list of agreements, arrangements or understandings solely between Seller or any of its Subsidiaries (other than the Transferred

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Entities and the JV Entities), on the one hand, and any Transferred Entity or JV Entity, on the other hand, that are material to the operation of the Business and that are not terminable at will without payment or penalty (“Affiliate Transactions”), other than (i) those agreements, arrangements or understandings that are contemplated by or otherwise addressed in this Agreement and the other Transaction Documents, (ii) those agreements, arrangements or understandings that are contemplated by or otherwise addressed in the Reorganization Documents, (iii) Intercompany Balances, that will be terminated prior to or at the Closing, and (iv) Contracts with third parties.

Section 3.20.    Brokers. Except for fees payable to Perella Weinberg Partners, whose fees shall be paid by Seller, no Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee from any Seller or any of its Subsidiaries or any Person acting on their behalf in connection with this Agreement or any of the transactions contemplated hereby.

Section 3.21.    Anti-Money Laundering; International Trade Matters.

(a)    None of the Transferred Entities nor, to the Knowledge of Seller, the JV Entities, or, with respect to the Business, Seller or its Subsidiaries, nor their respective officers, directors, or employees, or to the Knowledge of Seller, any agents acting on its or their behalf, is a Sanctioned Person.

(b)    None of the Transferred Entities nor, to the Knowledge of Seller, the JV Entities, or, with respect to the Business, Seller or its Subsidiaries is a party to any Contract or bid with or has conducted any business directly or, to Seller’s Knowledge, indirectly within the past three (3) years involving, (i) any Sanctioned Country or (ii) any Sanctioned Person, to the extent in violation of Sanctions.

(c)    Each of the Transferred Entities and, to the Knowledge of Seller, any JV Entities, or, with respect to the Business, Seller and its Subsidiaries is in compliance with all applicable Anti-Money Laundering Laws and International Trade Laws.

(d)    There is no pending or, to the Knowledge of Seller, threatened claim or investigation against the Transferred Entities or JV Entities, or, with respect to the Business, Seller or any of its Subsidiaries, nor has any Order been imposed (or, to the Knowledge of Seller, threatened to be imposed) upon the Transferred Entities or JV Entities, or, with respect to the Business, Seller or any of its Subsidiaries by or before any Governmental Authority, nor is there any pending voluntary disclosure to any Governmental Authority, in each case, in connection with an alleged violation of any Anti-Money Laundering Law or International Trade Law.

Section 3.22.    Customers; Suppliers.

(a)    Section 3.22(a) of the Seller Disclosure Schedule sets forth a list of the ten (10) largest customers of the Business measured by revenue for Seller’s 2018 calendar year (a “Business Top Customer”). Except where such failure would not reasonably be expected to be material to the Business, as a whole, none of Seller or any of its Subsidiaries (solely with respect to the Business) (a) has any outstanding dispute with any Business Top Customer, or (b) has, since January 1, 2017, received any written notice from any Business Top Customer that such Business Top Customer shall not continue, or does not expect to continue, as a customer of the Business, or that such Business Top Customer intends to materially reduce the scale of the business conducted with Seller or any of its Subsidiaries (solely with respect to the Business).

(b)    Section 3.22(b) of the Seller Disclosure Schedule sets forth a list of the ten (10) largest suppliers or subcontractors of the Business measured by purchases during Seller’s 2017 fiscal year (a “Business Top Supplier”). Except where such failure would not reasonably be expected to be material to

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the Business, as a whole, none of Seller or any of its Subsidiaries (solely with respect to the Business) (a) has any outstanding dispute with any Business Top Supplier, or (b) has, since January 1, 2017, received any written notice from any Business Top Supplier that such Business Top Supplier shall not continue, or does not expect to continue, as a supplier or subcontractor of the Business, or that such Business Top Supplier intends to materially reduce the scale of the business conducted with Seller or any of its Subsidiaries (solely with respect to the Business).

Section 3.23.    Absence of Certain Changes. Except for actions taken in connection with the Reorganization, from the Balance Sheet Date through the date of this Agreement, (a) there has not been any Effect which has had or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, and (b) the Business has been conducted in the ordinary course consistent with past practice in all material respects.

Section 3.24.    Investment Purpose. Seller is acquiring the Share Consideration for its own account, for investment purposes only, and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Seller understands that the Share Consideration has not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from registration is available. Seller is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

Section 3.25.    Acknowledgements by Seller.

(a)    Seller acknowledges that it is not relying on any representation or warranty of Buyer, other than those representations and warranties specifically set forth in ARTICLE IV of this Agreement. Seller acknowledges and agrees that it has conducted to its satisfaction its own independent review and analysis of Buyer, including the assets, financial condition, results of operations and activities of Buyer and the nature and condition of its properties, assets, Liabilities, businesses and prospects. Seller is an informed and sophisticated purchaser, and has engaged expert advisors and Representatives, experienced in the evaluation and purchase of interests like the Buyer Ordinary Shares. Seller has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the other Transaction Documents and has relied solely upon its own investigation and the express representations and warranties set forth in ARTICLE IV. Seller acknowledges that Buyer has given Seller access to its employees, documents and facilities for the purpose of evaluating the transactions contemplated by the Transaction Documents.

(b)    Seller acknowledges and agrees that none of Buyer or its Subsidiaries or any other Person acting on behalf of them (i) has made any representation or warranty, express or implied, including any implied representation or warranty regarding Buyer, the Buyer Ordinary Shares or the Share Consideration, or (ii) has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Buyer, the Buyer Ordinary Shares or the Share Consideration, in each case except as expressly set forth in this Agreement.

(c)    In connection with Seller’s investigation of Buyer, the Buyer Ordinary Shares and the Share Consideration, Seller, its Subsidiaries and Representatives may have received certain projections, including projected statements of operating revenues and income from operations and certain budget and business plan information. Seller acknowledges and agrees that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, and that Seller is familiar with such uncertainties and that Seller is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, its Subsidiaries or its Representatives, including the reasonableness of the assumptions underlying such estimates,

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projections and forecasts. Accordingly, Seller acknowledges and agrees that neither Buyer nor any of its Subsidiaries nor any other Person is making any representation or warranty with respect to such estimates, projections or other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, budgets, projections or forecasts (or any component thereof).

Section 3.26.    No Other Representations And Warranties. Except for the specific representations and warranties contained in this ARTICLE III (in each case as modified by the Seller Disclosure Schedule), none of Seller, any of its Subsidiaries, any of each of their respective Representatives, or any other Person makes any express or implied representation or warranty, including with respect to Seller or any of its Subsidiaries (including the Transferred Entities or the JV Entities) or the transactions contemplated by this Agreement, any other Transaction Document or any Reorganization Document, and Seller and its Subsidiaries disclaim any other representations or warranties, whether made by Seller, any of its Subsidiaries or any of their respective officers, directors, managers, employees, agents or other Representatives. Any documents, title information, assessments, surveys, plans, specifications, reports, studies, projections or forecasts or other information made available to Buyer by or on behalf of Seller or any of its Subsidiaries (collectively, “Seller Review Documents”) are provided as information only. Buyer shall not rely upon any Seller Review Document(s) in lieu of conducting its own due diligence. Neither Seller, nor any of its Subsidiaries, nor any other Person will have, or be subject to, any Liability or other obligation to Buyer, its Subsidiaries or any of their respective Representatives or any other Person resulting from Buyer’s use of, or the use by any of its Subsidiaries or Representatives of any Seller Review Documents. Except for the specific representations and warranties contained in this ARTICLE III (in each case as modified by the Seller Disclosure Schedule), neither Seller nor any of its Subsidiaries nor any other Person has made, and none of the foregoing is making, and have not authorized anyone else to make, any representation as to: (a) the accuracy, reliability or completeness of any of the Seller Review Documents, (b) the condition of any building(s), structures or other improvements at the Real Property, (c) the operating condition of the properties or assets of the Business, (d) the Environmental Conditions of the Real Property INCLUDING, WITHOUT LIMITATION, THE PRESENCE OR ABSENCE OF ANY HAZARDOUS SUBSTANCES, (e) the enforceability of, or Buyer’s ability to obtain the benefits of, any Contract affecting the Business, (f) the transferability or assignability of any Contract or Permit, or (g) any other matter or thing affecting or relating to the Business, the Transferred Entities, the JV Entities, the Transferred Interests, the JV Interests, the Transferred Assets or the Assumed Liabilities.

Notwithstanding anything to the contrary contained in this Agreement, neither Seller, nor any of its Subsidiaries, nor any other Person makes any express or implied representation or warranty with respect to the Retained Assets, the Retained Businesses or the Retained Liabilities.

EXCEPT FOR THE SPECIFIC REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III (IN EACH CASE AS MODIFIED BY THE SELLER DISCLOSURE SCHEDULE), SELLER AND ITS SUBSIDIARIES HEREBY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO BUYER OR ITS SUBSIDIARIES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO BUYER BY ANY DIRECTOR, OFFICER, MANAGER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF SELLER OR ANY OF ITS SUBSIDIARIES). SELLER MAKES NO REPRESENTATIONS OR WARRANTIES TO BUYER REGARDING THE PROBABLE SUCCESS, PROFITABILITY OR VALUE OF ANY OF THE BUSINESS, THE TRANSFERRED ENTITIES, THE JV ENTITIES, THE JV INTERESTS, THE TRANSFERRED INTERESTS, THE TRANSFERRED ASSETS AND/OR THE ASSUMED LIABILITIES.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that, except as set forth in the Buyer Disclosure Schedule (subject to Section 10.11), the following statements are true and correct as of the date hereof and will be true and correct as of the Closing Date (except those representations and warranties which address matters as of or for a particular date or time period, which statements shall be true and correct only as of such date or for such time period):

Section 4.01.    Organization and Qualification.

(a)    Buyer is an entity duly incorporated, validly existing and in good standing under the Laws of Australia. Each Subsidiary of Buyer is a corporation, partnership or other legal entity duly organized, validly existing, and (where such concept is applicable) in good standing (or local equivalent) under the Laws of its jurisdiction of organization, formation or incorporation, as applicable, except as would not reasonably be expected to prevent or materially delay Buyer or such Subsidiary of Buyer from consummating the transactions contemplated by this Agreement. Each of Buyer and its Subsidiaries has the company power and authority necessary to own or lease their respective properties and assets and to carry on their respective businesses as presently conducted, except where lack of such power or authority would not reasonably be expected to be material to the Business, as a whole.

(b)    Each of Buyer and each Buyer Designee is duly qualified to do business (where such concept is applicable) in each jurisdiction where the nature of their respective business or the ownership of their respective assets makes such qualification necessary, except where the failure to be so qualified (i) would not reasonably be expected, individually or in the aggregate, to prevent or materially delay the ability of Buyer and the Buyer Designees to consummate the transactions contemplated by the Transaction Documents, and (ii) otherwise would not reasonably be expected to have a Buyer Material Adverse Effect. Neither Buyer nor any Buyer Designee is in material violation of any provision of such Organizational Documents.

Section 4.02.    Authorization. Buyer and each Buyer Designee has all requisite corporate or equivalent organizational power and authority to execute and deliver this Agreement and each of the other Transaction Documents to be executed by Buyer or such Buyer Designee, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement and each other Transaction Document to be executed by Buyer and each Buyer Designee has been duly authorized, executed and delivered by Buyer and such Buyer Designee and, assuming that this Agreement of such other Transaction Document has been duly and validly authorized, executed and delivered by Seller or any other counterparty thereto, constitutes a valid and binding agreement of Buyer and such Buyer Designee, enforceable against Buyer and such Buyer Designee, as applicable, in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at Law or in equity).

Section 4.03.    Capitalization. The issued share capital of Buyer consists of 274,214,795 ordinary shares of Buyer (“Buyer Ordinary Shares”) and one special voting share of Buyer. As of the close of business as of the date hereof, (i)(A) 274,214,795 Buyer Ordinary Shares were issued and outstanding, and (B) no Buyer Ordinary Shares were held in treasury (provided that 0 (zero) Buyer Ordinary Shares were held by trustees of Buyer executive incentive or other equity plans), (ii) 174,186 share price performance rights convertible into a

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maximum of 348,372 Buyer Ordinary Shares were issued and outstanding, (iii) 1,066,193 securities exchangeable into Buyer Ordinary Shares were issued and outstanding, and (iv) 1,862,683 performance rights convertible into Buyer Ordinary Shares were issued and outstanding. As of the close of business on October 19, 2018, the fully diluted Buyer Ordinary Shares outstanding is 274,214,795 (plus the maximum number of shares that could be issued on vesting, conversion and exchange of exchangeable shares and employee rights) Buyer Ordinary Shares. Except as described in this Section 4.03, there are no options, warrants, calls, conversion rights, stock appreciation rights, redemption rights, repurchase rights or other preemptive or outstanding rights, agreements, arrangements or commitments of any character obligating Buyer to issue, acquire or sell any Buyer Ordinary Shares or other Equity Interests of Buyer or any securities obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Buyer, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Except for exchangeable shares and rights under Buyer executive incentive or other equity plans, the existence of which have been in each case disclosed to ASX, there are no outstanding contractual obligations of Buyer (i) affecting the voting rights of, (ii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iii) requiring the registration for sale of, or (iv) granting any preemptive or antidilutive rights with respect to, any Buyer Ordinary Shares or other Equity Interests in Buyer.

Section 4.04.    Non-Contravention. The execution and delivery of this Agreement and each Transaction Document to be executed by Buyer or any Buyer Designee, the consummation of the transactions contemplated hereby and thereby and the fulfillment of and the performance by Buyer or any Buyer Designee of their respective obligations hereunder and thereunder do not and will not (a) violate any provision of the Organizational Documents of Buyer or such Buyer Designee, (b) violate or result in a breach of, or constitute a default or require a consent under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit to which Buyer or a Buyer Designee is entitled under any provision of any material Contract to which such Person is party, (c) assuming compliance with the matters referred to in Section 4.05, violate or result in a breach of any Law or Permit applicable to Buyer or a Buyer Designee or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Buyer or a Buyer Designee except, with respect to clauses (b), (c) and (d) (i) as would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of such Person to enter into and perform their obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents, and (ii)  otherwise as would not reasonably to have, individually and in the aggregate, a Buyer Material Adverse Effect.

Section 4.05.    Governmental Authorization. The execution, delivery and performance by Buyer or a Buyer Designee of this Agreement and each Transaction Document to which it will be a party, and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or consent from, or filing with, any Governmental Authority, except for (a) compliance with any applicable requirements of the HSR Act and the applicable Competition Laws of the jurisdictions listed in Section 4.05 of the Buyer Disclosure Schedule, (b) the notice or application to the ASX for the acquisition and issuance of Buyer Ordinary Shares constituting the Share Consideration for trading thereon, (c) any such action or filing the failure of which to be made or obtained would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Buyer or a Buyer Designee to enter into and perform their obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents, and (d) the approvals and filings required solely due to the regulatory obligations of Seller, the Equity Sellers and the Asset Sellers.

Section 4.06.    Share Consideration. The Share Consideration shall be, at the time of issuance, duly authorized, validly issued, fully paid and nonassessable, free and clear of all Liens and will not be issued in breach or violation of any preemptive rights or interests of any third parties. The Share Consideration will, upon its issuance, rank equally with and have the same voting rights, dividend rights and other entitlements as the other fully paid Buyer Ordinary Shares.

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Section 4.07.    Litigation. As of the date hereof, there are no Actions pending or, to the Knowledge of Buyer, threatened against Buyer or a Buyer Designee other than Actions that (a) would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Buyer or a Buyer Designee to enter into and perform its obligations under this Agreement or the other Transaction Documents or consummate the transactions contemplated hereby or thereby, and (b) would not reasonably be expected, individually or in the aggregate, to result in a Buyer Material Adverse Effect.

Section 4.08.    Available Funds. Buyer has, or at the Closing will have available to it after giving effect to the Financing, all funds necessary to pay the Cash Consideration and all other amounts required to be paid by it in connection with the consummation of the transactions contemplated hereby on the Closing Date.

Section 4.09.    Financing. Buyer has delivered to Seller a true and complete copy of the executed Debt Commitment Letter and Equity Underwriting Agreement, attached hereto as Exhibits C and D, respectively. Neither of the Commitment Letters has been amended or modified in any manner prior to the date of this Agreement. Neither Buyer, a Buyer Designee nor any of their Affiliates have entered into any agreement, side letter or other arrangement that includes (A) any condition or other contingency to the receipt of the financing of or (B) any modification in respect of the amount or timing of, in each case, the financing of the Closing Date Payments or the transactions contemplated by this Agreement, other than as set forth in the Commitment Letters. The proceeds of the Financing, together with cash on hand, will be sufficient to consummate the transactions contemplated hereby, including the making of all Closing Date Payments on the Closing Date. The Commitment Letters are in full force and effect and represent a valid, binding and enforceable obligation of Buyer and each other party thereto, to provide the financing contemplated thereby subject only, in the case of the Commitment Letters, to the satisfaction or waiver of the conditions set forth therein, and except as limited by Laws affecting the enforcement of creditors’ rights generally. Buyer has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Financing. Buyer understands and acknowledges that under the terms of this Agreement, Buyer’s obligation to consummate the acquisition is not in any way contingent upon or otherwise subject to Buyer’s consummation of any financing arrangements, Buyer’s obtaining of any financing or the availability, grant, provision or extension of any financing to Buyer.

Section 4.10.    Solvency. Buyer is not entering into this Agreement or the transactions contemplated hereby with the intent to hinder, delay or defraud present or future creditors of Buyer or any of its Subsidiaries. After giving effect to the transactions contemplated by this Agreement, at and immediately after the Closing, Buyer and each of its Subsidiaries (including, after the Closing, the Transferred Entities and the JV Entities) (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its Liabilities (including a reasonable estimate of any contingent Liabilities) and that the present fair saleable value of its assets will not be less than the amount required to pay its probable Liabilities as such Liabilities mature or become due), (b) will have adequate capital and liquidity with which to engage in its business, and (c) will not have incurred and does not plan to incur Liabilities (including a reasonable estimate of any contingent Liabilities) beyond its ability to pay as such Liabilities (including a reasonable estimate of any contingent Liabilities) mature or become due.

Section 4.11.    Brokers. Except for fees payable to UBS AG, Australia Branch, whose fees shall be paid by Buyer, no Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee from Buyer or any of its Subsidiaries or any Person acting on their behalf in connection with this Agreement or any of the transactions contemplated hereby.

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Section 4.12.    Purchase for Investment. Buyer is purchasing the Transferred Interests and JV Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof in violation of any securities Law. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Transferred Interests and the JV Interests and is capable of bearing the economic risks of such investment. Buyer acknowledges that the Transferred Interests and the JV Interests have not been registered under any federal, state or foreign securities Laws and that the Transferred Interests and the JV Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under any federal, state or foreign securities Laws or is effected pursuant to an exemption from registration under any federal, state or foreign securities Laws.

Section 4.13.    Acknowledgements by Buyer.

(a)    Buyer acknowledges that it is not relying on any representation or warranty of Seller, other than those representations and warranties specifically set forth in ARTICLE III of this Agreement. Buyer acknowledges and agrees that it has conducted to its satisfaction its own independent review and analysis of the Business, including the assets, financial condition, results of operations and activities of the Business, the Transferred Entities, the JV Entities, the Transferred Assets and the nature and condition of their respective properties, assets, Liabilities (including the Assumed Liabilities) businesses and prospects. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors and Representatives, experienced in the evaluation and purchase of companies, property and assets such as the Business, the Transferred Entities, the JV Entities, the Transferred Assets and their respective properties, assets, Liabilities (including the Assumed Liabilities) businesses and prospects. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the other Transaction Documents and has relied solely upon its own investigation and the express representations and warranties set forth in ARTICLE III. Buyer acknowledges that Seller has given Buyer access to the employees, documents and facilities of the Business, the Transferred Assets, the JV Entities and the Transferred Entities for the purpose of evaluating the transaction contemplated by the Transaction Documents.

(b)    Buyer acknowledges and agrees that none of Seller or its Subsidiaries or any other Person acting on behalf of them (i) has made any representation or warranty, express or implied, including any implied representation or warranty as to the condition, merchantability, suitability or fitness for a particular purpose of any assets of or held by the Business (including the Transferred Assets), the Transferred Entities or the JV Entities, or (ii) has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Business, the Transferred Assets, the Assumed Liabilities, the Transferred Entities or the JV Entities, in each case except as expressly set forth in this Agreement.

(c)    Buyer acknowledges and agrees that the Transferred Assets and the properties and assets of the Business, the Transferred Entities, and the JV Entities are sold “as is”, except as expressly set forth in this Agreement or any other agreement or certificate executed and delivered in connection herewith, including the Transaction Documents. Buyer and each Buyer Designee, as applicable, agrees to accept the Transferred Assets and the properties and assets of the Business, the Transferred Entities and the JV Entities in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters, and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller or any of its Subsidiaries, except as expressly set forth in ARTICLE III.

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(d)    In connection with Buyer’s investigation of the Business, the Transferred Entities, the JV Entities, the Transferred Assets and the Assumed Liabilities, Buyer, its Subsidiaries and Representatives may have received certain projections, including projected statements of operating revenues and income from operations of the Business, the Transferred Entities and the JV Entities and certain budget and business plan information. Buyer acknowledges and agrees that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, and that Buyer is familiar with such uncertainties and that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, its Subsidiaries or its Representatives, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, Buyer acknowledges and agrees that neither Seller nor any of its Subsidiaries nor any other Person is making any representation or warranty with respect to such estimates, projections or other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, budgets, projections or forecasts (or any component thereof).

Section 4.14.    Buyer Reports; Financial Statements.

(a)    Buyer has timely filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the ASX, the Australian Securities and Investment Commission (as required) since October 21, 2017 (the “Buyer Reports”). As of its respective date, or, if amended, as of the date of the last such amendment, each of the Buyer Reports complied when filed or furnished (or, if applicable, when amended) in all material respects with the requirements of the ASX, the Australian Securities and Investment Commission and other Laws applicable to such Buyer Reports, and none of the Buyer Reports when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or deceptive or likely to mislead or deceive.

(b)    The Buyer Financial Statements comply as to form in all material respects with applicable accounting requirements, the Corporations Act, the Australian Accounting Standards (the “AAS”) and other authoritative pronouncements of the Australian Accounting Standards Board (the “AASB”), each as amended and other applicable Laws and represent a true and fair view in all material respects of the financial position and the assets and liabilities of Buyer and its Subsidiaries. The consolidated balance sheets (including the related notes) included in the Buyer Financial Statements have been prepared in accordance with the AAS and the AASB applied on a consistent basis throughout the periods presented and present fairly in all material respects the financial position of Buyer and its Subsidiaries as at the respective dates thereof, and the consolidated statements of income, consolidated statements of shareholders’ equity and consolidated statements of cash flows (in each case including the related notes) included in such Buyer Financial Statements have been prepared in accordance with the AAS and the AASB applied on a consistent basis throughout the periods presented and present fairly in all material respects the results of operations, shareholders’ equity and cash flows of Buyer and its Subsidiaries and for the respective periods indicated. The Buyer Financial Statements (including the related notes) are not affected by any material unusual, abnormal, extraordinary or non-recurring items.

Section 4.15.    Compliance with Laws.

(a)    Neither Buyer nor any Buyer Designee is in conflict with, default under or violation of, or to Buyer’s Knowledge being investigated for or charged by any Governmental Authority with a violation of, any Law applicable to Buyer or a Buyer Designee, except for conflicts, defaults, violations, investigations or charges that, individually or in the aggregate, have not resulted and would not reasonably be expected to result in a Buyer Material Adverse Effect.

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(b)    Buyer and each Buyer Designee possess all permits, approvals, Orders, authorizations, consents, licenses, certificates, franchises, variances, concessions and exemptions of, or filings or registrations with, or issued by, any Governmental Authority necessary for the operation of the business of Buyer and such Buyer Designee as currently conducted (the “Buyer Permits”), except when the failure to possess such Buyer Permit would not reasonably be expected to be material to the Business, as a whole. All such Buyer Permits are in full force and effect, and to Buyer’s Knowledge there are no Actions pending or threatened by any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof, except where such failure would not reasonably be expected to be material to the Business, as a whole. Neither Buyer nor any Buyer Designee is in default, and, to the Knowledge of Buyer, no condition exists that with notice or lapse of time or both would constitute a default, under any such Buyer Permits, except where such failure would not reasonably be expected to be material to the Business, as a whole.

(c)    None of Buyer, the Buyer Designees, nor, to the Knowledge of Buyer, any of their respective director, officer, employee, or agent (in each case, solely to the extent that they are acting for or on behalf of Buyer or any of its Subsidiaries) has, in the past three (3) years, directly or indirectly, (i) paid, offered, or agreed or promised to make or offer any bribe, kickback, unlawful rebate or other similar unlawful payment of any nature to or for the benefit of any Government Official for purposes of (A) inducing such Governmental Official to do or omit to do any act in violation of a lawful duty, (B) obtaining or retaining business for or with any person, or (C) otherwise securing any improper advantage, or (ii) violated any applicable Anti-Corruption Laws. There have been no intentionally false or fictitious entries made in the books or records of Buyer or any of its Subsidiaries relating to any illegal payment or secret or unrecorded fund, and neither Buyer nor any of its Subsidiaries has established or maintained a secret or unrecorded fund. Buyer and its Subsidiaries maintain policies and procedures reasonably designed to ensure compliance with all applicable Anti-Corruption Laws.

Section 4.16.    Listing and Maintenance Requirements.

(a)    The Buyer Ordinary Shares are listed and quoted on the ASX and Buyer is in compliance in all material respects with the ASX Listing Rules, and Buyer has taken no action designed to, or which to its Knowledge is likely to have the effect of, terminating the listing of Buyer Ordinary Shares under the ASX Listing Rules nor has Buyer received any written notification that the ASX is contemplating terminating such registration. Buyer is in material compliance with the listing and maintenance requirements and any other applicable rules and regulations of the ASX and the Australian Securities and Investment Commission.

(b)    Buyer (i) has complied in all material respects with its continuous disclosure obligations under ASX Listing Rule 3.1, and (ii) as of the date hereof, is not withholding any information from public disclosure in reliance on ASX Listing Rule 3.1A (other than the information in relation to the Transaction Documents and the transactions contemplated therein and the financing of those transactions).

Section 4.17.    No Shareholder Approval. No vote of the holders of Buyer Ordinary Shares or any other shareholder approval is required to be obtained by Buyer in connection with the execution, delivery and performance of this Agreement, any of the Transaction Documents to which Buyer is, or at the Closing will be, a party or the consummation by Buyer of the transactions contemplated hereby or thereby or in connection with the Financing.

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Section 4.18.    Taxes. Buyer is not and, upon completion of the transactions contemplated by this Agreement, will not be a “controlled foreign corporation” as defined in Section 957 of the Code.

Section 4.19.    No Other Representations And Warranties. Except for the specific representations and warranties contained in this ARTICLE IV (in each case as modified by the Buyer Disclosure Schedule), none of Buyer, any of its Subsidiaries, any of each of their respective Representatives, or any other Person makes any express or implied representation or warranty, including with respect to Buyer or any of its Subsidiaries, the Buyer Ordinary Shares or the transactions contemplated by this Agreement, any other Transaction Document or any Reorganization Document, and Buyer and its Subsidiaries disclaim any other representations or warranties, whether made by Buyer, any of its Subsidiaries or any of their respective officers, directors, managers, employees, agents or other Representatives. Any documents, title information, assessments, surveys, plans, specifications, reports, studies, projections or forecasts or other information made available to Seller by or on behalf of Buyer or any of its Subsidiaries (collectively, “Buyer Review Documents”) are provided as information only. Seller shall not rely upon any Buyer Review Document(s) in lieu of conducting its own due diligence. Neither Buyer, nor any of its Subsidiaries, nor any other Person will have, or be subject to, any Liability or other obligation to Seller, its Subsidiaries or any of their respective Representatives or any other Person resulting from Seller’s use of, or the use by any of its Subsidiaries or Representatives of any Buyer Review Documents. Except for the specific representations and warranties contained in this ARTICLE IV (in each case as modified by the Buyer Disclosure Schedule), neither Buyer nor any of its Subsidiaries nor any other Person has made, and none of the foregoing is making, and have not authorized anyone else to make, any representation as to: (a) the accuracy, reliability or completeness of any of the Buyer Review Documents or (b) any other matter or thing affecting or relating to Buyer, the Buyer Ordinary Shares or the Share Consideration.

EXCEPT FOR THE SPECIFIC REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV (IN EACH CASE AS MODIFIED BY THE BUYER DISCLOSURE SCHEDULE), BUYER AND ITS SUBSIDIARIES HEREBY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO SELLER OR ITS SUBSIDIARIES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO SELLER BY ANY DIRECTOR, OFFICER, MANAGER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF BUYER OR ANY OF ITS SUBSIDIARIES). BUYER MAKES NO REPRESENTATIONS OR WARRANTIES TO SELLER REGARDING THE PROBABLE SUCCESS, PROFITABILITY OR VALUE OF ANY OF BUYER, THE BUYER ORDINARY SHARES OR THE SHARE CONSIDERATION.

ARTICLE V

COVENANTS

Section 5.01.    Conduct of the Business. From the date hereof until the earlier of the Closing Date and the date this Agreement is terminated in accordance with its terms, except as set forth in Section 5.01 of the Seller Disclosure Schedule, as required by applicable Law or as required by this Agreement, as may be required to complete the Reorganization, or otherwise with Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Seller shall, and shall cause its Subsidiaries to, (i) conduct the Business in all material respects in the ordinary course consistent with past practice, and (ii) use commercially reasonable efforts to (A) preserve the Business substantially intact, and (B) maintain and preserve the assets, properties and material business relationships (including with employees) of the Business. Without limiting the generality of the foregoing, from the date hereof until the

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earlier of the Closing Date and the date this Agreement is terminated in accordance with its terms, except as set forth in Section 5.01 of the Seller Disclosure Schedule, as required by applicable Law or as required by this Agreement, as may be required to complete the Reorganization, or otherwise with Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Seller shall not, and shall not permit any of the Transferred Entities, the JV Entities (as limited by Seller’s express rights to exercise control over such JV Entity), the Equity Sellers, the JV Sellers, or the Asset Sellers, in each case solely with respect to the Business to:

(a)    amend or modify the Organizational Documents of any Transferred Entity or JV Entity, except for routine amendments to the Organizational Documents of any such Transferred Entity or JV Entity in the ordinary course of business consistent with past practice which are not reasonably expected to result in any material adverse impact to Buyer, any Buyer Designee, any Transferred Entity or any JV Entity;

(b)    acquire or sell, assign, transfer, lease, license, pledge, or otherwise dispose of any Owned Real Property, other than leases and pledges in the ordinary course of business consistent with past practice;

(c)    acquire or sell, assign, transfer, lease, license, pledge, or otherwise dispose of (i) any Transferred Assets in excess of $1,000,000 individually or $5,000,000 in the aggregate or (ii) any Leased Real Property (whether by merger, consolidation, acquisition of stock or assets, license or otherwise) except, in each case, (A) as required by Material Contracts in existence on the date hereof, (B) any transaction among wholly owned Transferred Entities, or (C) in the ordinary course of business consistent with past practice;

(d)    sell, transfer, pledge or otherwise dispose of any Transferred Interests or JV Interests;

(e)    propose or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Transferred Entity or JV Entity or file a petition in bankruptcy or consent to the filing of any bankruptcy petition under any applicable Law;

(f)    enter into any agreement with respect to the capital stock or Equity Interests of any Transferred Entity or JV Entity;

(g)    issue, deliver, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any capital stock or other Equity Interests of, or become a party to any subscriptions, warrants, rights, options, convertible securities, voting or other similar agreements or commitments relating to the capital stock or other Equity Interests of, a Transferred Entity or JV Entity, except in connection with (i) any transaction among wholly owned Transferred Entities, or (iii) the formation of Subsidiaries in the ordinary course of business consistent with past practice;

(h)    reclassify, adjust, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock or other Equity Interests, or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other Equity Interests of any Transferred Entity or JV Entity;

(i)    make any material change in any method of accounting or accounting practice or policy used with respect to the Business, except as required by applicable Law or GAAP or recommended by Seller’s independent auditors with respect to Seller and its Subsidiaries as a whole;

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(j)    (i) increase, in any material respect, the compensation or benefits payable to any Business Employee, (ii) grant any new retention, equity, bonus, severance or termination pay to any Business Employee, or (iii) enter into or amend any employment, consulting, indemnification, severance, change in control, retention or termination agreement with any Business Employee, except in each case (A) in the ordinary course of business consistent with past practice, (B) as reflected in the budget or financial forecast previously provided to Buyer, (C) as required by applicable Law or the terms of any Plan, or any Contract in existence on the date hereof, (D) in connection with renewals of Bargaining Agreements that do not increase aggregate costs by more than 5%, or (E) as specifically contemplated in this Agreement, or (F) if any and all associated Liabilities are retained by Seller;

(k)    adopt or enter into any new Plan or amend or modify in any material respect or terminate any existing Plan, except (i) in the ordinary course of business consistent with past practice, (ii) as reflected in the budget or financial forecast previously provided to Buyer, (iii) as required by applicable Law or the terms of any Plan or any Contract in existence on the date hereof, (iv) in connection with renewals of Bargaining Agreements that do not increase aggregate costs by more than 5% per year, (v) as specifically contemplated in this Agreement, or (vi) if any and all associated Liabilities are retained by Seller;

(l)    enter into or amend any Bargaining Agreement or, through negotiation or otherwise, make any binding commitment to any labor organization with respect to the Business Employees, except (i) in the ordinary course of business consistent with past practice, (ii) as required by applicable Law, or (iii) in connection with renewals of Bargaining Agreements that do not increase aggregate costs by more than 5%;

(m)    make any loan, advancement or investment in any Person, except (i) advances to employees in the ordinary course of business consistent with past practice, (ii) in accordance with the terms of Material Contracts in existence on the date hereof or that are entered into after the date hereof in the ordinary course of business consistent with past practice, (iii) any transaction among wholly owned Transferred Entities, (iv) any transaction involving less than $10,000,000, or (v) otherwise in the ordinary course of business consistent with past practice;

(n)    authorize new individual capital expenditures in excess of $5,000,000 individually or $10,000,000 in the aggregate, in each case solely to the extent any Transferred Entity or JV Entity would be responsible for the payment thereof after the Closing or which would otherwise constitute an Assumed Liability at the Closing, except for capital expenditures (i) required pursuant to the terms of Material Contracts in existence on the date hereof, or (ii) reflected in the budget or financial forecast previously provided to Buyer;

(o)    enter into any Contract that, if existing on the date hereof would be a Material Contract, amend or modify in any material respect adverse to the Business or terminate any Material Contract, or cancel, modify, amend, release, assign or waive any material rights or claims under any Material Contract, except (i) in the ordinary course of business consistent with past practice, or (ii) termination due to uncured breach by the counterparty under such Material Contract;

(p)    cancel, compromise or settle any material Action for which any Transferred Entity or JV Entity would have any Liability after the Closing or which would otherwise constitute an Assumed Liability at the Closing, other than compromises, settlements or agreements (i) in the ordinary course of business consistent with past practice that involve only the payment or receipt of monetary damages that (A) are reserved against in the determination of Net Working Capital, or (B) are fully paid prior to the Closing or (C) any settlement or compromise involving, when aggregated with any other settlements or compromises during such period which are not permitted by clause (A) or (B) above, a payment of less

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than $5,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, any Transferred Entity, JV Entity or any of their respective directors, officers, employees or agents;

(q)    solely with respect to the Transferred Entities, the JV Entities, the Business or the Transferred Assets, (i) make or change any material Tax election, (ii) change any annual Tax accounting period, (iii) adopt or change any material method of Tax accounting, (iv) compromise or settle any material Tax Liability, (v) amend any material Tax Return, or (vi) surrender any right to claim a refund of material Taxes, in each case, except in the ordinary course of business consistent with past practice; or

(r)    agree or commit to do any of the foregoing.

Notwithstanding any provision herein to the contrary, prior to Closing, Seller shall be permitted to, or cause its Subsidiaries to (A) cause each Transferred Entity and JV Entity to dividend, distribute or otherwise pay to Seller or any of its Subsidiaries any Cash of such Transferred Entity or JV Entity prior to 11:59 p.m. on the Friday before the Closing Date, including through share repurchases or capital reduction arrangements in foreign jurisdictions, (B) take any action with respect to any Retained Asset or Retained Liability or the Retained Businesses, (C) settle Intercompany Balances and make capital increases in connection therewith, and (D) enter into Contracts in connection with any of the foregoing.

Notwithstanding anything else contained in this Section 5.01, Seller and its Subsidiaries may take commercially reasonable actions that would otherwise be prohibited by this Section 5.01 to the extent necessary to prevent the occurrence of, or mitigate the existence of, emergency situations or address immediate risks of human health or damage to the environment, material equipment or other material assets of Seller or any of its Subsidiaries, so long as Seller shall, upon receipt of notice of any such actions, promptly inform Buyer of any such actions taken outside the ordinary course of business.

Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that prior to Closing nothing contained in this Agreement shall give Buyer or any of its Subsidiaries, directly or indirectly, the right to control or direct the operation of the Business, and prior to Closing, Seller and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses and operations.

Section 5.02.    Conduct of the Business. From the date hereof until the earlier of the Closing Date and the date this Agreement is terminated in accordance with its terms, except as set forth in Section 5.02 of the Buyer Disclosure Schedule, as required by applicable Law or any other provision of this Agreement, or otherwise with Seller’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Buyer shall, and shall cause its Subsidiaries to, conduct its business in all material respects in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, from the date hereof until the earlier of the Closing Date and the date this Agreement is terminated in accordance with its terms, as required by applicable Law or any other provision of this Agreement, or otherwise with Seller’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Buyer shall not and shall cause its Subsidiaries not to amend or modify Buyer’s Organizational Documents except for amendments which are not reasonably expected to result in any adverse impact to Seller. Further, in the event (i) of changes in the outstanding Buyer Ordinary Shares by reason of share dividends, split-ups, recapitalizations, reclassifications or combinations after the date of this Agreement and prior to the Closing, the number of Buyer Ordinary Shares comprising the Share Consideration shall be correspondingly adjusted to give Seller the total number, class and kind of shares of Buyer as Seller would have owned had the Closing occurred immediately prior to the event in question and had Seller continued to hold the Share Consideration until after the event requiring adjustment, or (ii) Buyer pays an extraordinary cash dividend or distribution after the date of this Agreement and prior to the Closing, the number of Buyer Ordinary

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Shares comprising the Share Consideration shall equitably adjusted to account for such extraordinary dividend or a pro rata portion of such dividend or distribution (as if the Share Consideration were outstanding at the time of the dividend or distribution) will be reserved for the benefit of Seller and paid with the Share Consideration.

Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that prior to Closing nothing contained in this Agreement shall give Seller or any of its Subsidiaries, directly or indirectly, the right to control or direct the operation of Buyer’s business and operations, and prior to Closing, Buyer and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses and operations.

Section 5.03.    Pre-Closing Access and Information.

(a)    In addition to the access provided pursuant to Section 5.19(d), from the date hereof until the earlier of the Closing Date and the date this Agreement is terminated in accordance with its terms, Seller shall, and shall cause the Equity Sellers, the JV Sellers, the Asset Sellers, the Transferred Entities and the JV Entities (subject to Seller’s express rights to exercise control over each such JV Entity, which Seller agrees to exercise to comply as fully as possible with this Section 5.03(a)) to, afford Buyer and its Representatives reasonable access to (i) the Transferred Books and Records, the Real Property, and the Shared Corporate Contracts, (ii) such other information primarily used, or held for use in, the Business as such Persons may reasonably request, and (iii) the senior employees, counsel and financial advisors of Seller, to cooperate with Buyer solely in connection with clauses (i) and (ii) above, in each case during normal business hours and upon reasonable prior written notice; provided, that Buyer acknowledges that such access shall be provided by Seller, in such manner determined by Seller in its reasonable discretion; provided, further, that all such requests shall be coordinated through such representatives as shall be mutually agreed from time to time between the Parties; provided, further, that none of Seller or any of its Subsidiaries shall be required to facilitate or cooperate with any investigation pursuant to this Section 5.03 unless such investigation is conducted in such manner as not to unreasonably interfere with the conduct of the business of Seller and its Subsidiaries.

(b)    Notwithstanding the foregoing, (i) neither Buyer nor any of its Representatives shall have access to (A) personnel records of the Business Employees including records relating to individual performance or evaluation records, medical histories, individual employee benefit information or other information which in Seller’s opinion is sensitive or the disclosure of which could subject Seller or any of its Subsidiaries or any of their respective Representatives to risk of Liability, (B) any real property of Seller or any of its Subsidiaries for purposes of conducting any environmental sampling or testing of any environmental media (including soil, sediment, groundwater, soil vapor, ambient air, and building material), (C) any information to the extent primarily relating to the Retained Businesses, the Retained Assets or the Retained Liabilities (other than in respect of Shared Corporate Contracts), or (D) any Seller Group Tax Return or any work papers related thereto, and (ii) Seller and its Subsidiaries and their respective Representatives may withhold (A) any information relating to the sale process or exploration of strategic alternatives for the Business and analysis (including financial analysis) relating thereto, (B) any document or information, the disclosure of which could reasonably be expected to violate any Contract or any Law, result in the loss of protectable interests in trade secrets, or result in the waiver of any legal privilege or work-product privilege, or (C) any document or information which constitutes proprietary or competitively sensitive information (provided, that, in the case of clauses (ii)(B) through (C), Seller shall give notice to Buyer of the fact that such documents or information are being withheld and thereafter Seller shall use its commercially reasonable efforts to cause such documents or information, as applicable, to be made available in a manner that would not reasonably be expected to cause such a violation, disclosure or waiver or reveal such information to a competitor).

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(c)    Seller shall have the right to have one or more Representatives present at all times during any inspection, interview or examination pursuant to this Section 5.03. Buyer shall hold in confidence all such information disclosed, whether before or after the date hereof, pursuant to the terms and subject to the conditions contained in the Confidentiality Agreement and such information shall not be used by Buyer, any of its Subsidiaries or any of their respective Representatives, other than in connection with the transactions contemplated hereby or as otherwise expressly permitted by the Confidentiality Agreement. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of Seller, which may be withheld in its sole discretion for any reason, Buyer shall not contact any Business Employees or any vendors or suppliers to, or customers, subcontractors or prime contractors of, Seller or any of its Subsidiaries regarding the Business, this Agreement, the Transaction Documents, the Reorganization or the transactions contemplated hereby or thereby. In no event shall Buyer contact any employees, vendors or suppliers to, or customers, subcontractors or prime contractors of, Seller or any of its Subsidiaries about the Retained Businesses.

Section 5.04.    Efforts. Each of Buyer, and, where applicable, Seller shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate in doing, all things necessary, proper or advisable under applicable Law to (a) consummate the Closing as promptly as reasonably practicable, and (b) cause the satisfaction at the earliest practicable date of all of the conditions to their respective obligations to consummate the Closing; provided, that the foregoing shall in no event be interpreted to require any Party to waive any condition precedent to its obligations to consummate the Closing.

Section 5.05.    Regulatory Approvals.

(a)    Each of Buyer, and, where applicable, Seller shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate in doing, all things necessary, proper or advisable under applicable Law to make or cause to be made the registrations, declarations and filings required of such Party under the HSR Act and any other applicable Competition Law listed in Section 5.05(a) of the Seller Disclosure Schedule (“Competition Filings”) with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable and advisable after the date of this Agreement (but in any event file (x) the Notification and Report Form under the HSR Act no later than ten (10) Business Days after the execution of this Agreement and (y) all other Competition Filings as promptly as reasonably practicable after the execution of this Agreement), and such initial filings from the Parties shall request early termination of any applicable waiting period under the HSR Act. Each of Buyer and Seller agrees (i) not to withdraw or refile any filing or extend any waiting period under the HSR Act or any other applicable Competition Law or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) subject to applicable Law, to furnish to the other party as promptly as reasonably practicable all information required for any application or other filing to be made by the other Party pursuant to any applicable Law in connection with the transactions contemplated by this Agreement, (iii) to respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by, the Antitrust Division of the U.S. Department of Justice (the “DOJ”), the Federal Trade Commission (“FTC”) or any other Governmental Authority in respect of such Competition Filings, this Agreement or the transactions contemplated hereby, (iv) to promptly notify the other Party of any material communication between that Party and the FTC, the DOJ or any other Governmental Authority in respect of any Competition Filings or any inquiry or Action relating to this Agreement or the transactions contemplated hereby and of any material communication received or given in connection with any Action by a private party relating to the transactions contemplated hereby, (v) subject to applicable Law, to discuss with and permit the other Party (and its counsel) to review in advance, and consider in good faith the other Party’s reasonable comments in connection with, any Competition

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Filing or communication to the FTC, the DOJ or any other Governmental Authority or, in connection with any Action by a private party to any other Person, relating to any Competition Filing or inquiry or Action relating to this Agreement, or the transactions contemplated hereby, (vi) to not participate or agree to participate in any substantive meeting, telephone call or discussion with the FTC, the DOJ or any other Governmental Authority in respect of any Competition Filing, investigation or inquiry relating to this Agreement or the transactions contemplated hereby without consulting with the other party in advance and, to the extent not prohibited by such Governmental Authority, giving the other party the opportunity to attend and participate in such meeting, telephone call or discussion, (vii) subject to applicable Law, to furnish the other Party promptly with copies of all correspondence, filings and communications between them and their Affiliates on the one hand, and the FTC, the DOJ or any other Governmental Authority or members of their respective staffs on the other hand, with respect to any Competition Filing, inquiry or Action relating to this Agreement or the transactions contemplated hereby, and (viii) to act in good faith and reasonably cooperate with the other Party in connection with any Competition Filings and in connection with resolving any investigation or inquiry of any such agency or other Governmental Authority under the HSR Act or any other Competition Law with respect to any such Competition Filing, this Agreement or the transactions contemplated hereby. The Parties may, as they deem advisable, designate any competitively sensitive materials provided to the other party pursuant to this Section 5.05 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the disclosing Party. Any filing fees associated with the Competition Filings shall be paid by Buyer.

(b)    In furtherance and not in limitation of the foregoing, Buyer shall take any and all steps necessary to (i) resolve, avoid or eliminate any and all impediments or objections that may be asserted with respect to the transactions contemplated hereby under any Competition Law, and (ii) avoid the entry of, effect the dissolution of, and have vacated, lifted, reversed or overturned, any Order that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated hereby, in each case so as to enable the Parties hereto to consummate the Closing expeditiously (and in any event prior to the Outside Date). Without limiting the foregoing, to the extent necessary to comply with the immediately preceding sentence, Buyer shall propose, negotiate, commit to and effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition or license, and otherwise take or commit to take any and all actions that after the Closing Date would limit Buyer’s and its Subsidiaries’ freedom of action, ownership or control with respect to, or its or their ability to retain, one or more of the assets, properties, businesses, product lines or services of Buyer, the Transferred Entities, the JV Entities or any of their respective Subsidiaries or any interest or interests therein (each a “Divestiture Action”); provided, however, that nothing in this Agreement shall require Buyer to commit to or effect any such Divestiture Action that, individually or in the aggregate, would, or would reasonably be expected to, result in the sale, divesture, disposition or license of assets of Buyer and its Subsidiaries (including all assets acquired pursuant to this Agreement) which generated EBITDA during the period from June 30, 2017 to June 30, 2018 in excess of the amount set forth on Section 5.05(b) of the Seller Disclosure Schedule. If requested by Buyer, Seller shall agree to such Divestiture Action (subject to the limitations set forth in this Section 5.05(b)); provided, that any such agreement or action is conditioned upon consummation of the Closing. In addition, Buyer shall defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated, lifted, reversed, overturned or terminated, any Order (whether temporary, preliminary or permanent) that would restrain, prevent or delay the Closing or any closing pursuant to Section 2.07 including by pursuing all available avenues of administrative and judicial appeal and all available legislative action.

(c)    Buyer shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or Equity Interests in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any

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assets or Equity Interests, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period under any Competition Laws, (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated hereby, or (iii) delay the consummation of the Closing.

(d)    The Parties shall cooperate to submit a draft joint voluntary notice to CFIUS with respect to the transactions contemplated by this Agreement (the “Draft CFIUS Filing”) as soon as reasonably practicable after the date of this Agreement. After receipt of confirmation that CFIUS has no further comments or inquiries related to the Draft CFIUS Filing, the Parties shall promptly submit a formal joint voluntary notice to CFIUS with respect to the transactions contemplated by this Agreement (the “CFIUS Filing”). The Parties shall use reasonable best efforts to comply at the earliest practicable time, and in any event no later than required by CFIUS or any CFIUS member agency, with any request for additional information, documents or other materials, and will use their reasonable best efforts to cooperate with each other in connection with both the Draft CFIUS Filing and the CFIUS Filing and in connection with resolving any investigation or other inquiry of CFIUS or any CFIUS member agency. The Parties shall each use their reasonable best efforts to promptly inform the other Party of any oral communication with, and provide copies of written communications with, CFIUS or any CFIUS member agency regarding any such filings; provided, that no Party shall be required to share communications containing its confidential business information if such confidential information is unrelated to the transactions contemplated by this Agreement. The Parties shall undertake reasonable best efforts to promptly take, or cause to be taken, all action, and do, or cause to be done all things necessary or advisable to obtain CFIUS Approval as soon as reasonably practicable, including, but not limited to, executing a letter of assurance or entering into another form of mitigation agreement with CFIUS or CFIUS member agencies on terms, conditions, or measures sought by CFIUS, provided, however, that neither Party shall be required to take or agree to take any undertaking that is not conditioned on the consummation of the transactions contemplated by this Agreement.

Section 5.06.    Shared Corporate Contracts.

(a)    The Parties acknowledge that the Shared Corporate Contracts relate to both the Business and the Retained Businesses and will be retained by Seller and its Subsidiaries (excluding the Transferred Entities and the JV Entities). To the extent requested by Buyer in writing prior to the Closing, the Parties shall, and shall cause their respective Subsidiaries to, during the period prior to the Closing and through the termination of all Services under the Transition Services Agreement, cooperate and use their commercially reasonable efforts to facilitate securing separate contracts (the “Buyer Replacement Contracts”) intended to provide Buyer, a Buyer Designee, a JV Entity or a Transferred Entity with contract rights and obligations that are substantially similar in the aggregate (taking into account changes in volume and similar pricing metrics, as well as the needs of Buyer and its Subsidiaries) to those contract rights and obligations utilized by the Business prior to the Closing under such Shared Corporate Contracts. Buyer shall be solely responsible for any costs, expenses or fees arising from or under a Buyer Replacement Contract, or in connection with any arrangement with respect thereto described in this Section 5.06. No Party or its Subsidiaries shall be required to commence any litigation or offer to grant any material accommodation (financial or otherwise) to any counterparty to any Shared Corporate Contract in furtherance of its obligations under this Section 5.06.

(b)    If the Parties are not able to obtain a requested Buyer Replacement Contract prior to the Closing, then, following the Closing until the date of the termination of all Services under the Transition Services Agreement or the earlier date on which such Buyer Replacement Contract is obtained,

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to the extent permissible under applicable Law and under the terms of the applicable Shared Corporate Contract, (i) at the sole cost and expense of Buyer, Seller or the applicable Subsidiary of Seller shall continue to perform the obligations under such Shared Corporate Contract relating to the Business and operations of the Transferred Assets, the Transferred Entities and the JV Entities, (ii) Buyer and its Subsidiaries shall take all such actions necessary, or reasonably requested by Seller or any of its Subsidiaries, to facilitate performance of the obligations under such Shared Corporate Contract relating to the business and operations of the Transferred Assets, the Transferred Entities and the JV Entities, (iii) Seller or the applicable Subsidiary of Seller shall hold in trust for the benefit of Buyer, and shall promptly forward to Buyer, any monies or other benefits received pursuant to such Shared Corporate Contract relating to the Business and operations of the Transferred Assets, the Transferred Entities and the JV Entities, and (iv) the Parties shall use commercially reasonable efforts to institute alternative arrangements intended to put the Parties in a substantially similar economic position as if such Shared Corporate Contract had been replaced by a Buyer Replacement Contract. Buyer shall be solely responsible for replacing any Shared Corporate Contracts to the extent a Buyer Replacement Contract is not obtained pursuant to the terms of this Section 5.06. Buyer shall pay, and fully indemnify and hold harmless Seller and its Subsidiaries in respect of all costs, expenses, fees or other Liabilities owed pursuant to, under or relating to any Shared Corporate Contract relating to the business and operations of the Transferred Assets, the Transferred Entities and the JV Entities. In determining any such costs, expenses, fees or other Liabilities pursuant to, under or relating to a given Shared Corporate Contract, such costs, expenses, fees or other Liabilities shall, unless otherwise allocated pursuant to the Transition Services Agreement, be allocated from time to time between Seller and its Subsidiaries, on the one hand, and Buyer, on the other hand, as the case may be, based on the relative proportions of total benefits received (to the extent the Liabilities relate to a specific period, over such period, and otherwise over the term of the applicable Shared Corporate Contract, measured up to the date of the allocation, without duplication) by Seller and its Subsidiaries, on the one hand, or Buyer and its Subsidiaries (including the Transferred Assets, the Transferred Entities and the JV Entities), on the other hand, under the relevant Shared Corporate Contract. Notwithstanding the foregoing, Buyer shall be solely responsible for, and fully indemnify and hold harmless Seller and its Subsidiaries in respect of, any and all costs, expenses, fees or other Liabilities to the extent arising out of or relating to any breach of any such Shared Corporate Contract in connection with complying with the provisions of this Section 5.06 or the business and operations of Buyer or any of its Subsidiaries (including the Transferred Assets, the Transferred Entities and the JV Entities).

Section 5.07.    Affiliate Transactions; Intercompany Balances.

(a)    Except (i) as contemplated by this Agreement and the other Transaction Documents, (ii) as contemplated by the Reorganization Documents, or (iii) as otherwise set forth in Section 5.07(a) of the Seller Disclosure Schedule, Buyer acknowledges and agrees that all agreements, arrangements or understandings solely between Seller or any of its Subsidiaries (other than the Transferred Entities or JV Entities), on the one hand, and a Transferred Entity or a JV Entity, on the other hand, and all rights and obligations of the Business, the Transferred Entities or the JV Entities under Contracts with respect thereto (including all Affiliate Transactions), will be terminated at or prior to the Closing, with no further Liability of Seller or any of its Subsidiaries (including the Transferred Entities and the JV Entities) with respect thereto. For the avoidance of doubt, no Contract among Seller or any of its Subsidiaries (other than the Transferred Entities or JV Entities), a Transferred Entity or a JV Entity, and a third party will be terminated pursuant to this Section 5.07.

(b)    Seller shall cause all Intercompany Balances to be eliminated by either settlement or discharge as appropriate or applicable or otherwise in their entirety effective on or prior to the Closing with no further Liability of Seller or any of its Subsidiaries.

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Section 5.08.    Third Party Approvals and Permits. Except with respect to the Mandatory Regulatory Approvals which are addressed in Section 5.05, and Business Employee Approvals which are addressed in ARTICLE VII, subject to the terms and conditions of this Agreement, prior to the earlier of (a) the completion of the Reorganization and all closings pursuant to Section 2.07 and Section 2.09 and (b) the termination of this Agreement in accordance with its terms, each Party shall, and shall cause its respective Subsidiaries to, use commercially reasonable efforts to obtain all (i) Third Party Approvals, necessary to consummate the sale, purchase and assumption of the Transferred Interests, the Transferred Assets or the Assumed Liabilities, in each case as contemplated by this Agreement, (ii) Third Party Approvals necessary to transfer and assign the rights under Contracts that constitute Transferred Assets or Assumed Liabilities or to which any Transferred Entity is a party, and (iii) Third Party Approvals necessary to transfer, reissue or obtain any Permits required to be transferred, reissued or obtained as a result of or in furtherance of the sale, purchase and assumption of the Transferred Interests, the JV Interests, the Transferred Assets or the Assumed Liabilities. Notwithstanding the foregoing, neither Seller nor any of its Subsidiaries shall be required to incur any Liabilities or provide any non-de minimis financial accommodation, in order to obtain any such Third Party Approval.

Section 5.09.    Business Guarantees.

(a)    Buyer shall use its commercially reasonable efforts to replace each Business Guarantee set forth on Section 5.09(a) of the Seller Disclosure Schedule (a “Section 5.09 Business Guarantee”) and obtain from the respective beneficiary thereof, in form and substance reasonably satisfactory to Seller, on or before the Closing, valid and binding full and unconditional releases of Seller and its Subsidiaries (other than the Transferred Entities and the JV Entities), as applicable, from any Liability, whether arising before, on or after the Closing Date, under such Section 5.09 Business Guarantee effective as of the Closing. In furtherance of the foregoing, Buyer shall (i) provide substitute guarantees with terms and conditions that are at least as favorable to the counterparty as the terms of the applicable Section 5.09 Business Guarantees, and (ii) furnish such letters of credit, institute such escrow arrangements, post such surety or performance bonds or make such other arrangements as the counterparty may reasonably request (and in each case on terms and conditions that are at least as favorable to the counterparty as the terms of the applicable Section 5.09 Business Guarantee). In respect of any Section 5.09 Business Guarantee that is a letter of credit, Buyer shall use its commercially reasonable efforts to (A) cause the applicable beneficiary to accept a replacement letter of credit issued by an existing or new financial institution for the account of Buyer, (B) cause such existing letter of credit to be “rolled” into a new financing agreement of Buyer (or one of its Subsidiaries) and the existing letter of credit issuer and releasing Seller and its Subsidiaries with respect to any obligation thereto, and/or (C) provide cash or other collateral or a letter of credit or other credit back-stop in the full amount of such letter of credit for the benefit of Seller or its applicable Subsidiary and the bank or financial institution issuing such letter of credit. Buyer acknowledges and agrees that it shall be solely responsible for ensuring that any credit support provided pursuant to this Section 5.09 satisfies all of the credit support provisions of the applicable Contract, Law or Permit to which it relates. Seller will, and will cause its Subsidiaries to (at no cost to any of them), reasonably cooperate with Buyer (subject to Section 5.09(e)) in connection with the performance of Buyer’s obligations under this Section 5.09(a). For the avoidance of doubt, it is specifically acknowledged and agreed by the Parties that neither Seller nor any of its Subsidiaries shall be obligated to incur, pay, reimburse any cost or expense or take on any Liability in order to replace the Section 5.09 Business Guarantees.

(b)    If any Section 5.09 Business Guarantee has not been released as of the Closing, the Closing will proceed and Buyer shall, and shall cause its Subsidiaries to, from and after the Closing, (i) use its commercially reasonable efforts to as promptly as possible replace each Section 5.09 Business Guarantee and obtain from the respective beneficiary thereof, in form and substance reasonably satisfactory to Seller, valid and binding full and unconditional releases of Seller and its Subsidiaries, as applicable, from any Liability, whether arising before, on or after the Closing Date, under such Section 5.09 Business

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Guarantee, effective as of the Closing, including by continuing to undertake all actions required pursuant to Section 5.09(a), (ii) not effect any amendments or modifications or any other changes to, or assign, authorize or transfer to a third party, any Contracts, Permits or obligations to which any of the Section 5.09 Business Guarantees relate, or otherwise take any action that would reasonably be expected to materially increase, extend or accelerate the Liability of Seller or any of its Subsidiaries under, any Section 5.09 Business Guarantee, without Seller’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). Seller will, and will cause its Subsidiaries to (at no cost to any of them), reasonably cooperate with Buyer in connection with the performance of Buyer’s obligations under clause (i) of this Section 5.09(b).

(c)    Buyer shall indemnify and hold harmless Seller and its Subsidiaries from and after the Closing for any losses or Liabilities arising out of or relating to any Section 5.09 Business Guarantees (including reimbursement immediately following demand therefor with respect to (A) any out-of-pocket cost to Seller or any of its Subsidiaries of maintaining such Business Guarantee, and (B) any demand or draw upon, or withdrawal from, any Section 5.09 Business Guarantee). To the extent that any Section 5.09 Business Guarantee has any performance obligations from and after the Closing, Buyer shall upon Seller’s request (I) perform such obligations to the maximum extent practicable, or (II) otherwise take such actions as may be requested from time to time by Seller so as to put Seller and its Subsidiaries in the same position as if Buyer had performed or was performing such obligations.

(d)    The Parties shall cooperate, and each shall use its commercially reasonable efforts, to cause the beneficiary or beneficiaries of each Section 5.09 Business Guarantee to (i) remit any cash and cash equivalents (including any interest payable thereon) to Seller or its applicable Subsidiary held under any escrow or cash collateral arrangement that is a Section 5.09 Business Guarantee promptly following the replacement of such escrow or cash collateral arrangement pursuant to this Section 5.09, and (ii) terminate, surrender and redeliver to Seller or its applicable Subsidiary each original copy of the applicable Section 5.09 Business Guarantee.

(e)    In connection with Seller’s stated obligation to cooperate, and to cause its Subsidiaries to cooperate, with Buyer under this Section 5.09 relating to Section 5.09 Business Guarantees, neither Seller nor any of its Subsidiaries shall in any event be required to (i) provide any assistance that (A) is not requested by Buyer, or (B) shall unreasonably interfere with its business operations, (ii) waive or amend any terms of this Agreement, agree to incur any debt obligation (contingent or otherwise), or pay any fees or reimburse any expenses for which it has not received prior reimbursement or is not otherwise indemnified in a reasonably acceptable manner by or on behalf of Buyer, (iii) provide any information the disclosure of which is prohibited or restricted under applicable Law or is Privileged Information, or (iv) take any action that will conflict with or violate its Organizational Documents or any applicable Laws or would result in a violation or breach of, or default under, any Contract to which Seller or any of its Subsidiaries is a party (other than any Section 5.09 Business Guarantee which is otherwise being amended or waived in a manner otherwise in compliance with this Section 5.09).

(f)    Any Business Guarantee provided by Seller or any of its Subsidiaries (other than the Transferred Entities or the JV Entities) after the date hereof through Closing will be treated in accordance with this Section 5.09 and as such be treated as a “Section 5.09 Business Guarantee.”

Section 5.10.    Use of Seller Marks.

(a)    Buyer agrees that, except as set forth in this Section 5.10, Buyer and its Subsidiaries have, and after the Closing, the Transferred Entities will have, no right, title, interest, license or any other right whatsoever in the Seller Marks, and that none of Seller or any of its respective Affiliates have assigned such right, title, interest, license or other right to Buyer or any of its Subsidiaries (including following the Closing, the Transferred Entities and the JV Entities).

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(b)    Immediately following the Closing, Buyer and the Transferred Entities shall cease and discontinue any use of marketing and promotional materials, invoices, business cards, schedules, stationery, technical guidelines, product manuals, packing materials and other supplies and similar materials, that were previously created and included in the inventory of the Business and that incorporate the Seller Marks and shall, at Buyer’s sole cost and expense, remove all Seller Marks from all such supplies and materials, in each case, whether such supplies or materials are held by Buyer, a Buyer Designee, the Transferred Entities or the JV Entities or under the control of Buyer, a Buyer Designee, a Transferred Entity or a JV Entity.

(c)    As promptly as practicable after the Closing but in no event later than two (2) months after the Closing Date, Buyer shall cause the Transferred Entities to, at Buyer’s sole cost and expense, change their names to remove the word “Jacobs” or any other Seller Mark or any derivations or translation thereof, including filings with the applicable Governmental Authority of each jurisdiction in which the ownership or the operation of the Business or the character of its activities is such as to require it to be licensed or qualified in such jurisdiction, and providing notice to all customers, vendors and other suppliers of such name change. As promptly as practicable after the Closing but in no event later than six (6) months after the Closing Date, Buyer shall cause the Transferred Entities and the JV Entities to, at Buyer’s sole cost and expense, remove or obliterate all Seller Marks from any signs or displays and cease any other use of the Seller Marks. Immediately upon the Closing, Buyer shall, and shall cause its Subsidiaries (including the Transferred Entities and the JV Entities) to cease holding themselves out as having any affiliation with Seller or its Subsidiaries in respect of the Business.

(d)    At Closing, Buyer will host a webpage for a period of twelve (12) months that (i) indicates that, as of the Closing Date, the Business is no longer owned by Seller; and (ii) redirects the user to Seller’s website. The Parties shall consult with, and consider in good faith any comments of, the other Party with respect to such webpage copy, subject to Seller’s approval which is not to be unreasonably withheld, conditioned or delayed.

Section 5.11.    Transferred Trademarks.

(a)    Seller agrees that, other than the rights granted in Section 5.11(c), after the Closing, neither Seller nor any of its Subsidiaries shall have any right, title, interest, license or any other right whatsoever in the Transferred Trademarks.

(b)    Immediately following the Closing, Seller and its Subsidiaries shall cease and discontinue any use of marketing and promotional materials, invoices, business cards, schedules, stationery, technical guidelines, product manuals, packing materials and other supplies and similar materials, that incorporate the Transferred Trademarks and shall, at Seller’s sole cost and expense, remove all Transferred Trademarks from all such supplies and materials.

(c)    As promptly as practicable after the Closing but in no event later than two (2) months after the Closing Date, Seller shall cause its Subsidiaries to, at Seller’s sole cost and expense, change its name, to the extent applicable, to remove the word Comprimo or Chemetics or any other Transferred Trademark or any derivations or translation thereof, including filings with the applicable Governmental Authority of each jurisdiction in which the ownership or the operation of any applicable Subsidiary of Seller or the character of its activities is such as to require it to be licensed or qualified in such jurisdiction, and providing notice to all customers, vendors and other suppliers of such name change. As promptly as practicable after the Closing but in no event later than six (6) months after the Closing Date, Seller shall,

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and shall cause its Subsidiaries to, at Seller’s sole cost and expense, remove or obliterate all Transferred Trademarks from any signs or displays and cease any other use of the Transferred Trademarks. Immediately upon the Closing, Seller shall, and shall cause its Subsidiaries to cease holding themselves out as having any affiliation with Comprimo or Chemetics.

(d)    At Closing, Seller will host a webpage for a period of twelve (12) months that (i) indicates that, as of the Closing Date, the Business is owned by Buyer; and (ii) redirects the user to Buyer’s website. The Parties shall consult with, and consider in good faith any comments of, the other Party with respect to such webpage copy, subject to Buyer’s approval which is not to be unreasonably withheld, conditioned or delayed.

Section 5.12.    Insurance.

(a)    Prior to the Closing, Seller shall, and shall cause its Subsidiaries (including the Transferred Entities and the JV Entities (as limited by Seller’s express rights to exercise control over such JV Entities)) to, continue to carry their existing insurance policies with respect to the Business and shall not allow any material breach, default or cancellation (other than expiration and replacement of policies in the ordinary course of business consistent with past practice) of such insurance policies to occur or exist.

(b)    It is the intent of the Parties that claims for insurance coverage with respect to the Assumed Liabilities under insurance policies of Seller and its Subsidiaries written on a “claims made” basis (the “Claims Made Policies”), which are reported to a third party insurer under such policies prior to the Closing, shall be transferred to Buyer at the Closing (i) to the extent of coverage under the applicable Claims Made Policies, (ii) pursuant to the terms and conditions of the applicable Claims Made Policies, and (iii) except as otherwise provided by this Section 5.12. It is further the intent of the Parties that claims for insurance coverage with respect to the Assumed Liabilities under insurance policies of Seller and its Subsidiaries written on an “occurrence” basis (the “Occurrence Policies”, and together with the Claims Made Policies, the “Liability Policies”), which are reported to a third party insurer under such policies prior to or after the Closing, shall be transferred to Buyer at or after the Closing, as applicable, (x) to the extent of coverage under the applicable Occurrence Policies, (y) pursuant to the terms and conditions of the applicable Occurrence Policies, and (z) except as otherwise provided by this Section 5.12. Notwithstanding the foregoing, Buyer acknowledges that from and after the Closing, Seller shall have sole and exclusive authority to pursue and settle such claims for insurance related to such transferred claims under Claims Made Policies or Occurrence Policies (the “Transferred Coverage”) and, at the request and direction of Buyer or its applicable Subsidiary, Seller shall pursue and settle claims for the Transferred Coverage and remit to Buyer any payments received from insurers with respect to the Transferred Coverage; provided, that (A) Seller and its Subsidiaries may, at any time, without Liability or obligation to Buyer or any of its Subsidiaries, amend, commute, terminate, extinguish liability under or otherwise modify any of its insurance policies (including any Liability Policies) provided, that such amendment or termination is not done for the purpose of negating Buyer’s benefit under this clause (b), (B) any such insurance claim, and Buyer’s or its applicable Subsidiaries’ potential recovery with respect thereto, will be subject to, and Seller’s assistance in respect thereof shall be limited by, all of the terms and conditions of the applicable Liability Policy (including any coverage limits with respect thereto), (C) Buyer and its Subsidiaries shall pay any deductible, self-insurance retention or other cost with respect to the applicable Liability Policy when due or reasonably requested by Seller, (D) Seller shall have no obligation under this clause (b) with respect to, and Buyer shall have no rights to coverage under, any fronting policy, policy issued by a captive insurance carrier or any arrangement under which Seller is obligated to reimburse or indemnify the insurer, and (E) Seller shall engage counsel selected by Buyer and shall be entitled to be reimbursed by Buyer for all reasonable costs, expenses and fees (including attorneys’ fees) incurred by Seller in the defense of such matter to the extent not covered by the Liability Policy; provided, that Seller shall not settle, adjust or compromise any such claim without the prior written consent of Buyer (such consent not to be unreasonably

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withheld, conditioned or delayed), (G) Buyer shall not settle, adjust or compromise any such claim without the prior written consent of Seller (such consent not to be unreasonably conditioned, withheld or delayed), and (H) “Transferred Coverage” shall not include any claims for insurance coverage under Liability Policies where the governing law would require insurer consent for such transfer and, absent such consent, the transfer would constitute a breach of the insurance policy.

(c)    From the date hereof until the earlier of the Closing (as extended by any additional closing pursuant to Section 2.09) and the termination of this Agreement in accordance with its terms, Buyer shall use its commercially reasonable efforts to obtain as soon as possible all insurance required pursuant to the terms of any Contract, Law or Permit applicable to the ownership or operation of the Business, the Transferred Assets or the Assumed Liabilities.

Section 5.13.    Legal Actions; Production of Witnesses; Privileged Matters.

(a)    Following the Closing, as between the Parties and each of their Subsidiaries (i) Buyer shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all Actions arising solely from or primarily relating to the Business (other than to the extent related to any Retained Asset or Retained Liability), the Assumed Liabilities, the Transferred Assets, the Transferred Entities or the JV Entities, and may settle or compromise, or consent to the entry of any judgment with respect to any such Action, without the consent of Seller or any of its Subsidiaries, except that Buyer shall not settle or compromise, or consent to the entry of any judgment with respect to any Action, without the written consent of Seller, where such settlement, compromise or judgment admits, acknowledges or concedes Liability, fault or responsibility on the part of Seller, any of its Subsidiaries or any of their respective Representatives or would impose injunctive or other equitable relief or any financial obligations that will not be indemnified subject to Section 5.20 on Seller or any of its Subsidiaries and (ii) Seller shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all Actions arising solely from, or primarily relating to the Retained Liabilities, the Retained Assets or the Retained Businesses, and may settle or compromise, or consent to the entry of any judgment with respect to any such Action without the consent of Buyer or any of its Subsidiaries, except that Seller shall not settle or compromise, or consent to the entry of any judgment with respect to any Action, without the written consent of Buyer, where such settlement, compromise or judgment admits, acknowledges or concedes Liability, fault or responsibility on the part of Buyer, any of its Subsidiaries or any of their respective Representatives or would impose injunctive or other equitable relief or any financial obligations that will not be indemnified subject to Section 5.20 on Buyer or any of its Subsidiaries. Notwithstanding the foregoing, Seller or Buyer have the right to defend themselves in any such Action if (i) the other Party fails or refuses to diligently defend such Action, or (ii) such Action involves a Government Authority acting in a criminal, regulatory, or administrative capacity. Notwithstanding anything in this Section 5.13(a), the Parties may also seek indemnification pursuant to Section 5.28.

(b)    From and after the Closing, Seller, on the one hand, and Buyer, on the other hand, shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to make available to each other, upon reasonable written request, their (and their Subsidiaries’) respective officers, directors, employees, agents and other Representatives for fact finding, consultation and interviews and as witnesses to the extent that any such Person may reasonably be required in connection with any Actions in which the requesting Party may from time to time be involved relating to the conduct of the Business or the Retained Businesses, prior to or after the Closing. Access to such Persons shall be granted during normal business hours at a location and in a manner reasonably calculated to minimize disruption to such Persons, the Business and the Retained Businesses, as applicable. Each Party agrees to reimburse each other for reasonable out-of-pocket expenses, including attorneys’ fees, but excluding officers’ or employees’ salaries, incurred by the other Party in connection with providing individuals and witnesses pursuant to this Section 5.13(b).

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(c)    Notwithstanding the foregoing, the provisions of ARTICLE VI shall govern with respect to Tax-related matters to the extent any provision in ARTICLE VI is in conflict with this Section 5.13. For the avoidance of doubt, neither Party shall have an obligation to cooperate, make available personnel or disclose any documents or other information pursuant to Section 5.13(a) or Section 5.13(b) or ARTICLE VI, if Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties in any Action and such assistance, testimony, documents or other information is reasonably pertinent thereto; provided, further, that this shall not limit in any respect any rights a Party may have with respect to discovery or the production of documents or other information in connection with any such Action.

(d)    The Parties agree that their respective rights and obligations to maintain, preserve, assert or waive any attorney-client, business strategy, joint defense, common interest, and/or work product privileges belonging to either Party with respect to the Business and the Retained Businesses (collectively, “Privileges”) following the Closing, shall be governed by the provisions of this Section 5.13(d). With respect to matters relating to the Reorganization, the Retained Liabilities, the Retained Assets or the Retained Businesses, and with respect to all Business Records, documents, communications or other information (collectively, “Information”) of Seller or any of its Subsidiaries prepared in connection with the drafting, negotiation or execution of this Agreement, the Transaction Documents, the Reorganization Documents or the transactions contemplated hereby or thereby, Seller shall have sole authority to determine whether to assert or waive any Privileges, including the right to assert any Privilege against Buyer or any of its Subsidiaries or Affiliates (“Seller Controlled Privileges”). Buyer and its Subsidiaries (including, as of the Closing, the Transferred Entities and the JV Entities) shall take no action without the prior written consent of Seller that would reasonably be expected to result in any waiver of any Seller Controlled Privileges. After the Closing, Buyer shall have sole authority to determine whether to assert or waive any Privileges with respect to matters solely relating to the Business (except for the Retained Assets, the Retained Liabilities, Information prepared in connection with this Agreement, the Transaction Documents, the Reorganization Documents or the transactions contemplated hereby and thereby and the Seller Controlled Privileges) (“Buyer Controlled Privileges”); provided, that Buyer may not assert any such Privileges of Buyer related to pre-Closing Information relating to the Business against Seller or any of its Subsidiaries or Representatives. Seller and its Subsidiaries shall take no action after the Closing without the prior written consent of Buyer that would reasonably be expected to result in any waiver of any such Privileges of Buyer. The rights and obligations created by this Section 5.13(d) shall apply to all Information as to which Seller or any of its Subsidiaries (including the Transferred Entities and the JV Entities) would be entitled to assert or has asserted a Privilege without regard to the effect, if any, of the transactions contemplated hereby (the “Privileged Information”).

(e)    Upon receipt by Seller or any of its Subsidiaries, or Buyer or any of its Subsidiaries (including, as of the Closing, the Transferred Entities and the JV Entities), as the case may be, of any subpoena, discovery or other request from any Person that actually or arguably calls for the production or disclosure of Privileged Information of the other Party or if Seller or its Subsidiaries or Buyer or its Subsidiaries (including, as of the Closing, the Transferred Entities and the JV Entities), as the case may be, obtains knowledge that any current or former employee of Seller or of its Subsidiaries or Buyer or any of its Subsidiaries (including, as of the Closing, the Transferred Entities and the JV Entities), has received any subpoena, discovery or other request from any Person that actually or arguably calls for the production or disclosure of Privileged Information of one or more of the other Parties, Seller or Buyer, as applicable, shall promptly notify the other Party of the existence of the request and shall provide such other Party a reasonable opportunity to review the subpoena, discovery or other request and to assert any rights it may have under this Section 5.13 or otherwise to prevent the production or disclosure of Privileged Information. Seller’s transfer of any Information to Buyer or a Buyer Designee in accordance with this Agreement and Seller’s agreement to permit Buyer or a Buyer Designee to obtain Information existing prior to the Closing are made in reliance on the Parties’ respective agreements, as set forth in this Section 5.13 and Section 5.15,

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to maintain the confidentiality of such Information and to take the steps provided herein for the preservation of all Privileges that may belong to or be asserted by Seller or Buyer, as the case may be. The access to Information being granted pursuant to this Agreement, the agreement to provide witnesses and individuals pursuant to this Section 5.13 and the disclosure to the Parties of Privileged Information, if any, relating to the Business or the Retained Businesses pursuant to this Agreement in connection with the transactions contemplated hereby shall not be asserted by Seller or Buyer to constitute, or otherwise deemed, a waiver of any Privilege that has been or may be asserted under this Section 5.13 or otherwise.

(f)    Notwithstanding anything in this Section 5.13 to the contrary, all rights and obligations set forth in this Section 5.13 are qualified by the limits of Buyer’s and its Subsidiaries’ rights to exercise control over each JV Entity following the Closing.

Section 5.14.    Retention of Business Records and Post-Closing Access.

(a)    After the Closing, Buyer agrees to, or shall cause one or more of its Subsidiaries to, hold at least one copy of all of the Transferred Books and Records and all other Business Records relating to the conduct of the Business, the Transferred Assets, the Assumed Liabilities, the Transferred Entities or the JV Entities on or before the Closing Date in their respective possession and not to destroy or dispose of such copy for a period of seven (7) years from the Closing Date or such longer time as may be required by applicable Law or Order, and if thereafter Buyer or any of its Subsidiaries proposes to destroy or dispose of such copy, Buyer shall offer first in writing at least thirty (30) days prior to such proposed destruction or disposition to surrender all or any portion of such Transferred Books and Records or Business Records to Seller. Subject to Section 5.15, Seller and its Subsidiaries may retain a copy of any or all of the Transferred Books and Records and the Business Records and any other materials included in any electronic data room or that are otherwise in the possession or under the control of Seller or its Subsidiaries relating to the conduct of the Business, the Transferred Assets, the Assumed Liabilities, the Transferred Entities or the JV Entities on or before the Closing Date.

(b)    From and after the Closing, subject to Section 5.15, Buyer shall, and shall cause its Subsidiaries, including the Transferred Entities and the JV Entities, to (i) give Seller and its Representatives reasonable access to the offices, properties and Business Records of Buyer and its Subsidiaries, including the Transferred Entities and the JV Entities, relating to the conduct of the Business, the Transferred Assets, the Assumed Liabilities, the Transferred Entities and the JV Entities on or before the Closing Date, and (ii) cause the employees, counsel, auditors and other Representatives of Buyer and its Subsidiaries, including the Transferred Entities and the JV Entities, to cooperate with Seller and its Representatives, in each case, during normal business hours and upon reasonable prior notice to the extent reasonably requested by Seller (A) to comply with reporting, disclosure, filing or other requirements imposed on Seller or any of its Subsidiaries (including under applicable securities Laws) by any Governmental Authority, (B) to carry out its human resources functions or to establish, assume or administer its Employee Plans or payroll functions, (C) to prepare its financial statements or Tax Returns, or in order to satisfy audit, accounting or other similar requirements, (D) to defend any Action (excluding any Action against Buyer or any of its Subsidiaries), or (E) in connection with similar legitimate business needs. Notwithstanding the foregoing, any such access shall be granted upon reasonable advance notice, during normal business hours and in a manner as not to unreasonably interfere with the conduct of the business of Buyer or any of its Subsidiaries. All rights and obligations set forth in this Section 5.14(b) are qualified by the limits of Buyer’s and its Subsidiaries’ rights to exercise control over each JV Entity following the Closing.

(c)    Without limiting the generality of the foregoing, Buyer shall use its commercially reasonable efforts, to cooperate with Seller’s reasonable information requests to enable (i) Seller to meet its timetable for dissemination of its earnings releases, financial statements and management’s assessment

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of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting, and (ii) Seller’s accountants to timely complete their review of the quarterly financial statements and audit of the annual financial statements, including, to the extent applicable to Seller, its auditor’s audit of its internal control over financial reporting and management’s assessment thereof.

(d)    Notwithstanding the foregoing, Buyer may withhold any access required by this Section 5.14, to the extent necessary to avoid the violation of Law to which it or any of its Subsidiaries is subject or the waiver of any Privilege; provided, that to the extent practicable and in accordance with such Law, and in a manner that does not result in the waiver of any such Privilege, Buyer shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which these restrictions apply; provided, further, that nothing in this Section 5.14 shall limit in any respect any rights any Party may have with respect to discovery or the production of documents or other information in connection with any litigation.

(e)    Notwithstanding the foregoing, the provisions of ARTICLE VI shall govern with respect to Tax-related matters to the extent any provision in ARTICLE VI is in conflict with Section 5.13(a) or Section 5.13(b).

Section 5.15.    Confidentiality.

(a)    Buyer acknowledges and agrees that the Confidentiality Agreement shall remain in full force and effect until the Closing and that any Business Records, data and other information provided to Buyer or any of its Subsidiaries or Representatives between the date hereof and the Closing shall be considered Evaluation Material (as such term is defined in the Confidentiality Agreement) and afforded all protections provided therein. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate.

(b)    Seller shall not, and shall cause its Representatives and Subsidiaries not to, directly or indirectly, for a period of three (3) years after the Closing Date, without the prior written consent of Buyer (such consent to not be unreasonably withheld, conditioned or delayed), disclose to any third party (other than each other and their respective Representatives) or use in any manner (other than for the express purposes set forth in the Transaction Documents or the Reorganization Documents or any other agreement contemplated hereby or thereby, including Section 5.14 hereof) any confidential or proprietary Information primarily related to the Business (other than in respect of Retained Assets or Retained Liabilities) or related to Buyer or its business; provided, that the foregoing restriction shall not (i) apply to any Information (A) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.15(b)), or (B) independently developed by Seller or any of its Subsidiaries or Representatives (other than by the Transferred Entities and the JV Entities) without reference to or use of the applicable confidential or proprietary Information (other than Information relating to the Retained Business, any Retained Liabilities or any Retained Assets), or (ii) prohibit any use or disclosure (A) requested or required by Law or any Governmental Authority process so long as, to the extent legally permissible and reasonably practicable, Seller provides Buyer with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure, (B) to comply with reporting, disclosure, filing or other requirements imposed on Seller or any of its Subsidiaries (including under applicable securities Laws) by any Governmental Authority, (C) made in connection with the enforcement of any right or remedy relating to this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby, or (D) reasonably required to operate the Retained Business in the ordinary course. Notwithstanding anything to the contrary set forth in this Section 5.15(b), Seller and its Subsidiaries and Representatives shall be deemed to have satisfied their nondisclosure obligations hereunder with respect to confidential or proprietary Information primarily related to the Business (other than in respect to Retained Assets or Retained Liabilities) or related to Buyer or its business if they exercise the same degree of care

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(but no less than a reasonable degree of care) as they take to preserve confidentiality for their own similar Information. Notwithstanding anything to the contrary in this Agreement, nothing herein shall prevent Seller or its Subsidiaries from disclosing or using Information (i) used or held for use in any Retained Business or (ii) to the extent relating to any Retained Asset or Retained Liability.

(c)    Buyer shall not, and shall cause its Representatives and Subsidiaries not to, directly or indirectly, for a period of three (3) years after the Closing Date, without the prior written consent of Seller, disclose to any third party (other than each other and their respective Representatives) or use in any manner (other than for the express purposes set forth in the Transaction Documents or the Reorganization Documents or any other agreement contemplated hereby or thereby, including Section 5.14 hereof) any confidential or proprietary Information primarily related to the Retained Businesses, the Retained Assets or the Retained Liabilities; provided, that the foregoing restriction shall not (i) apply to any Information (A) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.15(c)) or (B) independently developed by Buyer or any of its Subsidiaries or Representatives (other than by the Transferred Entities or the JV Entities prior to the Closing) without reference to or use of the applicable confidential or proprietary Information, or (ii) prohibit any use or disclosure (A) requested or required by Law or any Governmental Authority process so long as, to the extent legally permissible and reasonably practicable, Buyer provides Seller with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure, (B) to comply with reporting, disclosure, filing or other requirements imposed on Buyer or any of its Subsidiaries (including under applicable securities Laws) by any Governmental Authority, (C) made in connection with the enforcement of any right or remedy relating to this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby, or (D) reasonably required to operate the Business in the ordinary course. Notwithstanding anything to the contrary set forth in this Section 5.15(c), Buyer and its Subsidiaries and Representatives shall be deemed to have satisfied their nondisclosure obligations hereunder with respect to confidential or proprietary Information primarily related to the Retained Businesses, the Retained Assets and the Retained Liabilities if they exercise the same degree of care (but no less than a reasonable degree of care) as they take to preserve confidentiality for their own similar Information.

Section 5.16.    Noncompetition; Non-Solicitation.

(a)    During the period commencing on the Closing Date and ending on the five (5) year anniversary of the Closing Date (the “Restricted Period”), Seller shall not, and shall cause its Subsidiaries not to, provide ECR Services to ECR Clients for ECR Projects (a “Competing Activity”); provided, that notwithstanding the foregoing neither Seller nor any of its Subsidiaries shall be precluded or otherwise restricted from:

(i)    providing ECR Services on ECR Projects as necessary to (A) avoid breach of any Contract to which Seller or any of its Subsidiaries is a party as of the Closing, or (B) transition personnel of Seller or any of its Subsidiaries to non-ECR Projects, in each case, for up to one (1) year following the Closing Date or for such longer periods as may permitted by the Transition Services Agreement;

(ii)    providing ECR Services using its Retained Assets (such as the Specialized Manufacturing Business) or as may be expressly permitted pursuant to any Transaction Document;

(iii)    subject to the provisions of Section 5.16(b) and Section 5.16(c), acquiring (whether by merger, consolidation, acquisition of stock or assets, license or otherwise) all or any portion of any Person (whether or not such Person is engaged in any Competing Activity, a “Seller Acquisition”) and continuing to operate such Person in the ordinary course;

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(iv)    de minimis ECR Services for ECR Projects; or

(v)    providing non-ECR Services (whether to ECR Clients or otherwise) or participating in or working on non-ECR Projects (including, but not limited to, buildings, civil works, water projects, environmental projects, utility projects and data center projects).

(b)    For the avoidance of doubt, in the event (i) Seller or any of its Subsidiaries undertakes a Seller Acquisition during the Restricted Period, and (ii) the Person, assets or business acquired pursuant thereto generated Competing Acquisition Revenues between $100,000,000 and $400,000,000, then within ninety (90) days following the closing of such Seller Acquisition, Seller shall deliver to Buyer a written offer to sell to Buyer the portion of such Person, assets or business engaged primarily in a Competing Activity at the same multiple of earnings paid (increased by the cash tax liability of Seller and its Subsidiaries resulting from such sale and any associated payment by Buyer to Seller), and on the same terms agreed, by Seller or any of its Subsidiaries therefor (in each case as reflected in the definitive documentation signed by the parties to effect such Seller Acquisition, excluding for the avoidance of doubt any restrictive covenants or similar terms personal to the seller of such Person, assets or business). Seller shall include with such offer copies of the definitive documentation signed by the parties to effect such Seller Acquisition sufficient to permit Buyer to confirm the price (including multiple of earnings) and other terms set forth in Seller’s offer. Such offer shall remain open for a period of sixty (60) days from Buyer’s receipt thereof. If Buyer fails to accept such offer and execute definitive documentation consistent therewith, within such sixty (60) day period, then, subject to the terms of Section 5.16(c) Seller or its applicable Subsidiaries shall be entitled to retain and operate such Person, assets or business in its sole discretion and any such retention or operation shall not be deemed to violate, or be taken into account in assessing any breach of, this Section 5.16.

(c)    Subject to Section 5.16(b), in the event (i) Seller or any of its Subsidiaries undertakes a Seller Acquisition during the Restricted Period, and (ii) the Person, assets or business acquired pursuant thereto either (A) generated Competing Acquisition Revenues which represented more than 20% of its aggregate revenues for the same prior year fiscal period or (B) generated Competing Acquisition Revenues in excess of $400,000,000 (either alone or when combined with the Competing Acquisition Revenues applicable to the portion of any prior Seller Acquisition retained by Seller or any of its Subsidiaries as of such time), then (1) Seller shall, promptly after the closing of such Seller Acquisition, notify Buyer in writing that the threshold set forth in clause (A) or (B) has been exceeded, and (2) within a reasonable period of time following the closing of such Seller Acquisition (but in any event within eighteen (18) months of the closing of such Seller Acquisition), Seller and its Subsidiaries shall divest the portion of such acquired Person, assets or business engaged primarily in a Competing Activity (a “Threshold ECR Business”). In connection with Seller’s process to undertake such divestiture, Seller shall promptly notify Buyer in writing (provided that Seller shall have no obligation to notify Buyer in advance of notice to any other potential buyer) of such divestiture process and allow Buyer the same time to review the potential transaction and to make a proposal to acquire the Threshold ECR Business as other bidders in the process in connection therewith. The Parties acknowledge and agree that Seller and its Subsidiaries shall have the right, in their sole discretion, to reject any and all proposals made by Buyer or any of Buyer’s Subsidiaries with regard to any such divestiture, and to terminate discussions and negotiations with Buyer at any time. The Parties also agree that (I) Seller and its Subsidiaries shall be free to conduct any process with respect to such divestiture as Seller and its Subsidiaries in their sole discretion shall determine (including, without limitation, by negotiating with any prospective party and entering into a definitive written agreement without prior notice to Buyer, its Subsidiaries or any other Person other than the initial notice of the process required by this Section 5.16(c)), (II) any procedures relating to such divestiture (other than those specified in this Section 5.16(c)) may be changed at any time without notice to Buyer, its Subsidiaries or any other Person, and (III) neither Buyer nor any of its Subsidiaries shall have any claim whatsoever against Seller, any of its Subsidiaries or any of their respective Representatives, arising out of or relating to any such

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divestiture (other than with respect to the express obligations set forth herein and pursuant to a written, definitive, executed and binding agreement, if any, executed by the Parties in connection with such divestiture).

(d)    “Competing Acquisition Revenues” means revenues generated from a Competing Activity by the acquired Person, assets or business during its annual fiscal period immediately preceding the closing of the applicable Seller Acquisition. For the avoidance of doubt, (i) all revenues generated from a Competing Activity shall be calculated at the time of the applicable Seller Acquisition and in respect of the annual fiscal period applicable to the acquired Person, assets or business immediately preceding the closing of such Seller Acquisition as otherwise stated in this Agreement, and (ii) no revenues or activities following the closing of such Seller Acquisition will be taken into account for purposes of determining the thresholds set forth in Section 5.16(b) and Section 5.16(c).

(e)    During the period commencing on the Closing Date and ending on the five (5) year anniversary of the Closing Date, Buyer shall cause Jacobs Engineering S.A. not to provide consulting, engineering, Construction Management (CM), Program Management (PM), start-up and commissioning (Commissioning), or any combination of these services for (i) vertical building structures (such as housing, offices, industrial buildings, national government buildings, hospitals and research facilities, mission critical & data centers, educational institutions/schools, airports, hub cities, sports, leisure entertainment and public gathering venues, and their support facilities that are used as a place for people to live, work, and engage in recreational, entertainment, or other activities) or (ii) the permanent improvement to real property (including roads, bridges, tunnels, water systems, ports, utility and power systems) (a “JESA Competing Activity”); provided, that, notwithstanding the foregoing, Jacobs Engineering S.A. shall not be precluded or otherwise restricted from engaging in JESA Competing Activities in any country in which it engaged in a JESA Competing Activity as of the Closing or during the twelve (12) month period immediately prior to the Closing.

(f)    For a period of two (2) years from and after the Closing Date, Seller shall not, and shall cause its Subsidiaries not to, directly or indirectly, hire or employ, or solicit the employment of, or make or extend any offer of employment to, any key executive or key management personnel of Buyer, in each case set forth on Section 5.16(f) of the Buyer Disclosure Schedule (collectively, the “Buyer Key Employees”); provided, that nothing in this Section 5.16(f) shall restrict or preclude Seller or any of its Subsidiaries from making general solicitations (including advertisements) of any form or by engaging search firms that are not specifically instructed or directed by Seller or any of its Subsidiaries to solicit Buyer Key Employees.

(g)    For a period of two (2) years from and after the Closing Date, Seller shall not, and shall cause its Subsidiaries not to, directly or indirectly, hire or employ, or solicit the employment of, or make or extend any offer of employment to, any Business Employee; provided, that nothing in this Section 5.16(g) (but subject to the restrictions set forth in this Section 5.16(g)) shall restrict or preclude Seller or any of its Subsidiaries from (A) making general solicitations (including advertisements) of any form or by engaging search firms that are not specifically instructed or directed by Seller or any of its Subsidiaries to solicit or hire Business Employees or, in either case, hiring any such Persons who responds to such general solicitation or search firm, (B) soliciting or hiring any Business Employee who contacts Seller or any of its Subsidiaries of his or her own initiative, (C) soliciting or hiring any Business Employee from and after the 90th day after he or she ceases to be employed by Buyer or any of its Subsidiaries for any reason, or (D) soliciting or hiring any Business Employee whose employment has been terminated (including through a constructive termination, if applicable) at the election of Buyer or any of its Subsidiaries.

(h)    For a period of two (2) years from and after the Closing Date, Buyer shall not, and shall cause its Subsidiaries not to, directly or indirectly, hire or employ, or solicit the employment of, or

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make or extend any offer of employment to, any key executives of Seller (other than Business Employees) set forth on Section 5.16(h) of the Seller Disclosure Schedule (collectively, the “Seller Restricted Employees”); provided, that nothing in this Section 5.16(h) shall restrict or preclude Buyer or any of its Subsidiaries from making general solicitations (including advertisements) of any form or by engaging search firms that are not specifically instructed or directed by Buyer or any of its Subsidiaries to solicit Seller Restricted Employees.

(i)    The Parties mutually agree this Section 5.16 is reasonable and necessary to protect and preserve Buyer’s and Seller’s legitimate business interests and the value of the Business, the Transferred Entities, the JV Entities, the Transferred Interests, the Transferred Assets, the Retained Businesses and the Retained Assets, and to prevent any unfair advantage conferred on any Party or their respective Subsidiaries or successors.

Section 5.17.    Public Announcements. The timing and content of all press releases or similar public announcements regarding the execution, performance or terms of this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby shall be mutually agreed upon in advance by the Parties. Notwithstanding the foregoing, each Party may make any such announcement which it in good faith believes is required by applicable Law or the rules or regulations of, or any listing agreement with, any national securities exchange or other Governmental Authority to which such Party is subject; provided, that each such Party shall consult with, and consider in good faith any comments of the other Party in respect of, the language of any such announcement prior to any such announcement to the extent practicable, and shall in any event promptly provide the other Party with copies of any such announcement. Notwithstanding the foregoing, the Parties may, without the prior consent of the other Party, reasonably disseminate information previously included in a press release or other public disclosure made pursuant to this Section 5.17 and customary communications and dissemination of information to potential Financing Sources in connection with customary marketing and syndications processes shall be permitted.

Section 5.18.    Financing.

(a)    Buyer shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to obtain the Financing as promptly as practicable following the date of this Agreement and to consummate the Financing on or prior to the Closing Date, including commercially reasonable efforts with respect to the following:

(i)    (A) maintaining in effect the Commitment Letters, and (B) not permitting any amendment or modification to be made to, not consenting to any waiver of any provision or remedy under, and not replacing, any Commitment Letter, if such amendment, modification, waiver or replacement (I) reduces the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing unless as part of the relevant amendment, modification, waiver or replacement there is a corresponding increase in the Equity Financing, or (II) would reasonably be expected to (x) materially delay or prevent the Closing, or (y) in such a way that would make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur. Notwithstanding the foregoing, Buyer may modify, restate, supplement, amend or amend and restate the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents, co-agents, other agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof or to increase the amount of funds available thereunder (and Buyer shall promptly deliver copies of any amendment, restatements, supplementation, modification or waiver of the Debt Commitment Letter to Seller);

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(ii)    complying in all material respects with its obligations under the Commitment Letters;

(iii)    participation by senior management of Buyer in, and assistance with, the preparation of rating agency presentations and meetings with rating agencies;

(iv)    causing the Financing to be consummated on or prior to the Closing;

(v)    satisfying on a timely basis all Financing Conditions or other conditions applicable to Buyer in the Commitment Letters that are within its control;

(vi)    negotiating, executing and delivering any documents required by the Commitment Letters (including any “market flex” provisions related thereto) and providing copies thereof to Seller;

(vii)    borrowing under and using the proceeds of the Debt Financing and using the proceeds of the Equity Financing to finance, in part, the Closing Date Payments and complying with any requirements to obtain such Debt Financing and Equity Financing; and

(viii)    enforcing its rights under the Commitment Letters in the event of a Financing Failure Event; provided, that Buyer will not be required to take legal action against any Financing Source.

(b)    Buyer shall consult with and keep Seller reasonably informed of the status of its efforts to arrange the Financing. Buyer shall give Seller prompt notice of any actual or threatened breach or repudiation by any Party to the Commitment Letters of which Buyer or its Affiliates becomes aware. Without limiting Buyer’s other obligations under this Section 5.18, if a Financing Failure Event occurs, Buyer shall (i) promptly (within one (1) calendar day) notify Seller of such Financing Failure Event and the reasons therefor, (ii) in consultation with Seller use its commercially reasonable efforts to obtain alternative financing from alternative financing sources, in an amount sufficient to make the Closing Date Payments and consummate the transactions contemplated by this Agreement, as promptly as practicable following the occurrence of such event, and (iii) use its commercially reasonable efforts to obtain, and when obtained, provide Seller with a copy of, a replacement financing commitment that provides for such alternative financing.

Section 5.19.    Financing Cooperation.

(a)    Seller shall use commercially reasonable efforts, and shall cause its Subsidiaries and the Business to use commercially reasonable efforts, to provide such cooperation in connection with the arrangement of the Financing as is reasonably requested by Buyer, including using commercially reasonably efforts to:

(i)    furnish Buyer with (A) such financial information set forth in item 3(b) of Exhibit B to the Debt Commitment Letter, (together with assistance in facilitating the delivery of necessary and customary comfort letters from the Business’s accountants, as reasonably requested by Buyer) and (B) subject to the second sentence in the last paragraph of this clause (a), financial information as reasonably requested by Buyer to enable Buyer to prepare customary pro forma financial statements (it being understood that such assistance shall relate solely to the financial information derived from historical books and records of the Seller), in each case, to the extent customary and reasonably required pursuant to such Debt Financing and to the extent reasonably available;

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(ii)    cause the Business’s management team, with appropriate seniority and expertise, at reasonable times and upon reasonable notice, to participate in a reasonable number of meetings, conference calls, drafting sessions, due diligence sessions and similar presentations to and with the current or potential providers of the Debt Financing and rating agencies;

(iii)    (A) assist with the preparation of customary rating agency presentations, bank information memoranda and road show presentations, required or reasonably requested by the Debt Financing Sources in connection with the Debt Financing; provided that any such materials shall contain disclosure and pro forma financial statements reflecting Buyer as the obligor and (B) execute and deliver customary authorization letters relating to the Debt Financing regarding the presence or absence of material non-public information about the Seller or the accuracy of the information provided by, or with respect to, the Seller;

(iv)    (A) assist in the preparation of definitive financing documentation and the schedules and exhibits thereto (including loan agreements, guarantees, collateral agreements, and customary officer’s, solvency and other closing certificates) as may reasonably be requested (with respect to any certificates, to the extent the officer requested to execute the same is an employee of the Business performing an equivalent function immediately following the Closing) and (B) facilitate the pledging of collateral and the release of existing liens (including customary evidence of the release and termination of liens), in any case, if any, on Seller’s (or any of its Subsidiaries’) assets, it being understood that such documents will not take effect until the Closing, and in each case, to the extent required at Closing by the terms of the Debt Financing; and

(v)    furnish Buyer with all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, that has been reasonably requested by Buyer in writing at least ten (10) Business Days prior to the Closing.

Notwithstanding the foregoing, Seller and the Business shall in no event be required to (i) provide any assistance that shall unreasonably interfere with its business operations, (ii) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Closing Date for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Buyer, (iii) provide any information the disclosure of which is prohibited or restricted under applicable Law or is Privileged Information, (iv) take any action that will conflict with or violate its Organizational Documents or any applicable Laws or would result in a violation or breach of, or default under, any Contract to which Seller or any of its Subsidiaries is a party, (v) cause any representation or warranty in this Agreement to be breached or become inaccurate, or (vi) provide, or be required to cause the Business’s accountants to provide, any audited financial statements relating to the Business, except that if Buyer requests an audit of the financial information which has been provided prior to the date hereof, or requests a different standard of accounting review, or requests a review that covers one or more different periods, in each case relating to the financial information which has been provided prior to the date hereof, Seller agrees to consider, in consultation with its accountants and other Representatives, whether such information can be provided using reasonable efforts, and shall communicate to Buyer its determination, and all of the foregoing (together with the preparation of any supplemental financial information provided, if any) shall be at Buyer’s expense; it being understood, for the avoidance of doubt under this clause (vi) that: (A) any such audit or other supplemental information will not be expected, in any circumstance, to be available prior to Closing, (B) neither Seller nor its accountants nor any of its other Representatives shall be obligated to provide any such information, and (C) the obtaining of any such information shall not be a condition to Closing. In addition, Buyer solely shall be responsible for, in respect of the Financing or otherwise, provision of any pro forma financial information, including cost savings, synergies, capitalization,

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ownership, or other pro forma adjustments and any financial projections of Buyer or the assets, Equity Interests and properties being acquired hereunder. Nothing in this Agreement will require (A) any Representative of Seller or any of its Subsidiaries to take any action that could reasonably be expected to result in personal Liability to such Representative, or (B) the members of the board of directors (or other governing body) of Seller or any of its Subsidiaries as of the date hereof to approve any financing or Contracts related thereto.

(b)    Buyer shall indemnify and hold harmless Seller and its Subsidiaries, and each of their respective directors, officers, employees, agents and other Representatives from and against any and all Liabilities suffered or incurred in connection with the Financing or any assistance or activities provided in connection therewith. Buyer shall promptly reimburse Seller and its Subsidiaries for all documented internally allocated costs and out-of-pocket third party costs (including, for the avoidance of doubt, all monitoring, consulting and advisory costs) incurred by Seller or any of its Subsidiaries in connection with such cooperation.

(c)    Notwithstanding anything to the contrary herein, it is understood and agreed that the condition precedent set forth in Section 8.02(b), as applied to Seller’s obligations under this Section 5.19, shall be deemed to be satisfied unless the Financing has not been obtained as a direct result of Seller’s willful and material breach of its obligations under this Section 5.19. Buyer acknowledges and agrees that obtaining the Financing is not a condition to Closing. None of Seller nor any of its Subsidiaries shall have any obligations under this Section 5.19 following the consummation of the transactions contemplated hereby.

(d)    All non-public or other confidential information provided by Seller or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Buyer will be permitted to disclose such information to the Financing Sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Equity Financing (and, in each case, to their respective counsel and auditors) so long as such persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto, or (ii) are subject to other confidentiality undertakings reasonably satisfactory to Seller and of which Seller is a beneficiary.

(e)    Subject to Buyer’s indemnification obligations under Section 5.19(b), Seller hereby consents to the reasonable use of the Business’s logos solely in connection with the Debt Financing; provided, however, that such logos are used solely in a manner that is neither intended, nor reasonably likely, to harm or disparage Seller or any of its Subsidiaries or the reputation or goodwill of Seller or any of its Subsidiaries or their respective marks.

Section 5.20.    D&O Indemnification and Exculpation.

(a)    From and after the Closing until the sixth (6th) anniversary of the Closing Date; or such longer period as required to resolve any claim which arose before the sixth (6th) anniversary of the Closing Date, Buyer shall, and shall cause each Transferred Entity and JV Entity to take all necessary actions to, indemnify, defend and hold harmless, to the fullest extent permitted under Law and as provided in the Organizational Documents of the applicable Transferred Entity or JV Entity or indemnification agreements of the applicable Transferred Entity or JV Entity in existence on the date of this Agreement (but in each case no less than the rights to indemnification set forth in Section 5.20(a) of the Seller Disclosure Schedule), the individuals who on or prior to the Closing Date were directors, managers, officers or employees of such Transferred Entity or JV Entity (collectively, the “D&O Indemnitees”), as applicable, with respect to all acts or omissions by them in their capacities as such or taken at the request of such Transferred Entity or JV Entity at any time prior to the Closing Date; provided, that neither Buyer, any

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Transferred Entity nor any JV Entity will be liable for any settlement effected without the Buyer’s prior written consent (which consent will not be unreasonably withheld, delayed or conditioned). Buyer agrees that all rights of the D&O Indemnitees to indemnification and exculpation from Liabilities for acts or omissions occurring at or prior to the Closing Date pursuant to this Section 5.20 or any Organizational Documents, or indemnification agreements or other arrangements of each Transferred Entity or JV Entity in existence as of the date of this Agreement or as set forth in Section 5.20(a) of the Seller Disclosure Schedule shall survive the Closing Date and shall continue until the sixth (6th) anniversary of the Closing Date, or such longer period as required to resolve any claim which arose before the sixth (6th) anniversary of the Closing Date. Following the Closing until the sixth (6th) anniversary of the Closing Date, such rights shall not be amended, or otherwise modified in any manner that would adversely affect the rights of the D&O Indemnitees, unless such modification is required by applicable Law. Following the Closing until the sixth (6th) anniversary of the Closing Date; or such longer period as required to resolve any claim which arose before the sixth (6th) anniversary of the Closing Date, Buyer shall, and shall cause the applicable Transferred Entity or JV Entity to, promptly advance and pay any expenses of any D&O Indemnitee incurred in the defense of any Action subject to indemnification pursuant to this Section 5.20; provided that the D&O Indemnitee to whom expenses are advanced provides an undertaking to repay such advances to the extent required by Law. Buyer shall have access to Seller’s insurance in connection with any such Action to the extent provided in Section 5.12.

(b)    If any Action is asserted or made with respect to which a D&O Indemnitee may seek or obtain indemnification hereunder, any determination required to be made with respect to whether a D&O Indemnitee’s conduct complies with the standards set forth under Law or any Organizational Documents, or any indemnification agreements or arrangements of the Transferred Entities or the JV Entities as set forth in Section 5.20(a) of the Seller Disclosure Schedule shall be made by independent counsel selected by such D&O Indemnitee and reasonably acceptable to Buyer, and any costs and expenses (including attorney’s fees) relating to the retention of the independent counsel shall be borne by Buyer.

(c)    Buyer and each D&O Indemnitee shall cooperate, and cause their respective Subsidiaries and Representatives to cooperate, in the defense of any such Action and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(d)    If Buyer or any of its Subsidiaries, or their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Buyer or any of its Subsidiaries shall assume all of the obligations thereof set forth in this Section 5.20.

(e)    Buyer hereby acknowledges that one or more D&O Indemnitees may have certain rights to indemnification, advancement of expenses or insurance provided by Seller or any Subsidiary of Seller (excluding the Transferred Entities and the JV Entities) (collectively, the “Seller Indemnitors”). Buyer hereby agrees that (i) it and the Transferred Entities and JV Entities are the indemnitor of first resort with respect to Actions and Liabilities covered by the terms of this Section 5.20 (i.e., its obligations to such D&O Indemnitee are primary and any obligation of the Seller Indemnitors to advance expenses or to provide indemnification for the same expenses or Liabilities incurred by such D&O Indemnitee are secondary), (ii) it and the Transferred Entities and the JV Entities shall be required to advance the full amount of expenses incurred by such D&O Indemnitee and shall be liable for the full amount of all Liabilities paid in settlement to the extent legally permitted and as required by the terms of this Section 5.20, without regard to any rights such D&O Indemnitee may have against the Seller Indemnitors, and (iii)

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it and the Transferred Entities and the JV Entities irrevocably waive, relinquish and release the Seller Indemnitors from any and all claims against the Seller Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. Buyer further agrees that no advancement or payment by the Seller Indemnitors on behalf of such D&O Indemnitee with respect to any claim for which such D&O Indemnitee has sought indemnification from Buyer, the Transferred Entities and/or the JV Entities shall affect the foregoing and the Seller Indemnitors shall have a right of contribution and/or to be subrogated to the extent of such advancement or payment to all of the rights of recovery of such D&O Indemnitee against Buyer, the Transferred Entities and the JV Entities. Buyer and each D&O Indemnitee agree that the Seller Indemnitors are express third-party beneficiaries of the terms of this Section 5.20(e).

(f)    The obligations of Buyer under this Section 5.20 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee to whom this Section 5.20 applies without the consent of the affected D&O Indemnitee. The provisions of this Section 5.20 (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee and such D&O Indemnitee’s heirs and Representatives, and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract, at Law or otherwise.

Section 5.21.    Further Assurances.

(a)    Subject to the terms and conditions of this Agreement, at any time or from time to time at or after the Closing, at any of the Parties’ reasonable request and without further consideration, the other Party shall execute and deliver to such Party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as such Party may reasonably request in order to evidence the consummation of the Reorganization, the purchase and sale of the Transferred Interests, the JV Interests or the Transferred Assets or the assumption of the Assumed Liabilities or the other transactions contemplated by this Agreement.

(b)    Following the Closing, all payments and reimbursements received by Seller or any of its Subsidiaries for the account of, the Business (other than payments and reimbursements arising out of or related to the Retained Assets or the Retained Liabilities), shall be held by such Person in trust for the benefit of Buyer and, promptly following receipt thereof (and in any case within ten (10) Business Days) paid over to Buyer Following the Closing, all payments and reimbursements received by Buyer or any of its Subsidiaries (including the Transferred Entities and the JV Entities) for the account of the Retained Businesses (other than payments and reimbursements arising out of or related to the Transferred Assets or the Assumed Liabilities), shall be held by such Person in trust for the benefit of Seller and, promptly following receipt thereof (and in any case within ten (10) Business Days) paid over to Seller.

(c)    To the extent that, following the Closing, Buyer or Seller discovers that:

(i)    any Retained Asset was inadvertently transferred to Buyer or any of its Subsidiaries (or in the case of the Transferred Entities or the JV Entities, retained therein), Buyer shall, and shall cause its Subsidiaries to (i) promptly assign and transfer all right, title and interest in such Retained Asset to Seller or its designated Subsidiary, and (ii) pending such transfer, (A) hold in trust such Retained Asset for the benefit of Seller and provide to Seller or its designated Subsidiary all of the benefits associated with the ownership of such Retained Asset, and (B) cause such Retained Asset to be used or retained as may be reasonably instructed by Seller; or

(ii)    any Transferred Asset was inadvertently retained by Seller or any of its Subsidiaries (excluding the Transferred Entities and the JV Entities), Seller shall, and shall cause its Subsidiaries to (i) promptly assign and transfer all right, title and interest in such Transferred Asset to Buyer or its designated Subsidiary, and (ii) pending such transfer, (A) hold in trust such Transferred Asset for the

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benefit of Buyer and provide to Buyer or its designated Subsidiary all of the benefits associated with the ownership of such Transferred Asset, and (B) cause such Transferred Asset to be used or retained as may be reasonably instructed by Buyer.

Section 5.22.    R&W Policy.

(a)    Concurrently with the execution and delivery of this Agreement, Buyer has obtained and bound the R&W Policy attached hereto as Exhibit G with respect to the representations and warranties of Seller in this Agreement and the other matters covered by such policy and which expressly provides that (i) the insurer under the R&W Policy has no subrogation rights, and will not pursue any claim against Seller, its Subsidiaries, any of their respective Representatives or any of their respective successors and assigns except in the case of fraud, (ii) Seller is a third party beneficiary of the no subrogation provisions of the R&W Policy described in clause (i), (iii) following the date of the R&W Policy, Buyer may not modify the provision(s) of the R&W Policy in respect of the no subrogation provisions described in clause (i) or in any manner that would allow the insurer thereunder or any other Person to subrogate or otherwise make or bring any Action against Seller, its Subsidiaries, any of their respective Representatives or any of their respective successors and assigns except in the case of fraud, in each case without Seller’s prior written consent (which consent may be withheld in Seller’s sole discretion), and (iv) Buyer is not required to pursue remedies against Seller or any of its Subsidiaries or any of their respective Representatives or any of their respective successors or assigns prior to or as a condition to making a claim under such R&W Policy. In furtherance, and not in limitation of the foregoing, Buyer shall not permit the R&W Policy to be amended or modified in a manner that adversely affects Seller or any of its Subsidiaries or any of their respective Representatives or any of their respective successors and assigns in any material respect without Seller’s prior written consent. The premium for such policy shall be paid by Buyer.

(b)    The Parties acknowledge and agree that Buyer is acquiring the R&W Policy in connection with the consummation of the transactions contemplated hereby, and notwithstanding anything in this Agreement to the contrary, Buyer acknowledges and agrees, on behalf of itself and its Affiliates, that, following the Closing, except in the case of Fraud, (i) neither Seller nor any of its Subsidiaries nor Representatives shall have any Liability for any breach or inaccuracy of any representation or warranty contained in this Agreement, and (ii) Buyer’s and its Subsidiaries’ sole and exclusive remedy in the event of any breach or inaccuracy of any representation or warranty shall be to file a claim under the R&W Policy. For the avoidance of doubt, the absence of coverage under the R&W Policy for any reason, including due to exclusions from coverage thereunder or the failure of the R&W Policy to be in full force and effect for any reason, shall not expand, alter, amend, change or otherwise affect Seller’s or its Subsidiaries’ or any of their respective Representatives’ or any of their respective successors and assigns’ Liability under this Agreement.

Section 5.23.    Lock-Up Period. During the period beginning on the Closing Date and ending on the later of the six (6) month anniversary thereof or August 31, 2019, Seller shall not, without Buyer’s prior written consent, directly or indirectly, sell, offer, transfer, assign, gift, or otherwise dispose of, or enter into any Contract or other arrangement or understanding with respect to any such sale, offer, assignment, gift, or other disposition of, the Share Consideration (whether in whole or in part), or enter into any swap or other derivatives transaction that transfers to another Person, in whole or in part, any of the economic benefits or risks of ownership of the Share Consideration, whether any such transaction is to be settled by delivery of Buyer Ordinary Shares or other securities, in cash or otherwise; provided, that the foregoing restriction: (i) shall not apply to any Buyer Ordinary Shares purchased in the open market after the date hereof, (ii) shall not restrict Seller or any of its wholly-owned Subsidiaries from transferring the Share Consideration between or among Seller and such wholly owned Subsidiaries, (iii) shall not restrict Seller or any such wholly owned Subsidiaries from transferring the Share Consideration to Buyer or restrict Buyer from cancelling such Share Consideration as part of any share buy-back, capital reduction or similar

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program available to all shareholders of Buyer, and (iv) shall not restrict Seller or any of its wholly owned Subsidiaries from transferring the Share Consideration pursuant to any takeover offer (including acceptance into a takeover bid acceptance facility), scheme of arrangement, amalgamation, merger, consolidation or similar transaction that is recommended by the Board of Directors of Buyer to its shareholders.

Section 5.24.    Works Council Matter. Seller shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to comply with all of their obligations (however arising) in relation to any Business Employee Approval Rights. Buyer shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to take such steps in consultation with Seller as are required by applicable Law, the terms of any applicable Bargaining Agreement, or as are otherwise reasonably required by Seller to facilitate compliance by the Seller and its Subsidiaries with their obligations in relation to any Business Employee Approval Rights. Buyer or its Subsidiaries shall use commercially reasonable efforts to comply with all of its or their obligations (however arising) in relation to any Business Employee Approval Rights. Without limiting the foregoing, with respect to each relevant labor union, trade union, labor organization, works council, employee representative body or similar organization, Seller and its Subsidiaries and Buyer and its Subsidiaries shall each use commercially reasonable efforts (a) to take any such action as may reasonably be required, including negotiating in good faith on any changes, if necessary, to the terms of ARTICLE VII which are appropriate under the circumstances in relation to the Business Employee Approval Rights, (b) to cooperate with and as promptly as practicable provide all necessary information and assistance reasonably requested and (c) to consider and discuss in good faith any relevant issue that may be raised.

Section 5.25.    The Reorganization.

(a)    Seller shall use its commercially reasonable efforts to cause the Reorganization to be completed prior to the Closing Date in accordance with the terms and procedures described on Exhibit A-1, as such exhibit may be amended pursuant to the terms of this Agreement. For the avoidance of doubt, no Reorganization Document will provide any rights, obligations or Liabilities of Seller or any of its Subsidiaries (excluding the Transferred Entities and the JV Entities), on the one hand, and any Transferred Entity or JV Entity, on the other hand, that are inconsistent with the terms of this Agreement. Without limiting the foregoing, prior to finalizing, entering into, executing or delivering any Reorganization Document, Seller shall, or shall cause its applicable Subsidiaries to, provide such Reorganization Document to Buyer in draft form and give Buyer and its Representatives a reasonable opportunity to review and comment on such Reorganization Document, and Seller shall consider in good faith any such comments of Buyer.

(b)    No later than ten (10) Business Days prior to the Closing Date, Seller will deliver to Buyer a true, correct and complete list of the directors, officers, managers and similar governing persons of each Transferred Entity and JV Entity, and in the case of a JV Entity will indicate the directors, officers, managers or similar persons who were appointed to such positions by Seller or one of its Subsidiaries.

(c)    No later than ten (10) Business Days prior to the Closing Date, Seller will deliver to Buyer a schedule indicating, for each Transferred Entity and JV Entity, whether the Transferred Interests or JV Interests corresponding to each such Transferred Entity and JV Entity are represented by stock, share, unit or other Equity Interest certificates. To the extent any such Transferred Interests or JV Interests are represented by stock, share, unit or other Equity Interest certificates, Seller shall contemporaneously make available to Buyer true and correct copies of such stock, share, unit or other Equity Interest certificates.

(d)    No later than ten (10) Business Days prior to the Closing Date, Seller will deliver to Buyer a schedule setting forth (i) the name of each financial institution in which any Transferred Entity or JV Entity has material borrowing or investment arrangements, deposit or checking accounts or safe

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deposit boxes; (ii) the types of such material arrangements and accounts, including, as applicable, names in which accounts or boxes are held, the account or box numbers and the name of each Person authorized to draw thereon or have access thereto; and (iii) the name of each Person holding a general or special power of attorney from any Transferred Entity or JV Entity and a description of the terms of each such power.

Section 5.26.    Waiver; Release.

(a)    Effective as of the Closing, Buyer, for itself and its Subsidiaries and their respective successors, assigns, officers, directors, managers, partners and employees or any of their respective heirs or executors (solely in their capacity as such) (each a “Buyer Releasor”), hereby fully and irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, Actions and causes of action of whatever kind or nature, whether known or unknown, which any of the Buyer Releasors has, might have or might assert now or in the future, against Seller or any of its Subsidiaries (other than the Transferred Entities or the JV Entities) or any of their respective successors, assigns, Representatives or any of their respective heirs or executors (in each case in their capacity as such) (each, a “Seller Releasee”), to the extent arising out of, based upon, or resulting from the Business, the Transferred Entities, the Transferred Assets, the JV Entities or the Assumed Liabilities, including the ownership, operation or existence thereof; provided, that notwithstanding the foregoing nothing contained in this Section 5.26(a) shall release, discharge, waive, or relinquish the rights or obligations of the Buyer Releasors or the Seller Releasees under the terms of this Agreement, any other Transaction Document, or any Reorganization Document or any agreements, arrangements or understandings contemplated by any of the foregoing or any Contract that includes a third party. Buyer hereby agrees to indemnify and hold harmless each of the Seller Releasees from and against, and in respect of all Losses, incurred by or on behalf of such Seller Releasee as a result of violation of this Section 5.26(a) by a Buyer Releasor.

(b)    Buyer acknowledges and agrees that the agreements contained in Section 5.26(a) are an integral part of the transactions contemplated by this Agreement and that, without such agreements, Seller would not enter into this Agreement.

(c)    Effective as of the Closing, Seller, for itself and its Subsidiaries and their respective successors, assigns, officers, directors, managers, partners and employees or any of their respective heirs or executors (solely in their capacity as such) (each a “Seller Releasor”), hereby fully and irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, Actions and causes of action of whatever kind or nature, whether known or unknown, which any of the Seller Releasors has, might have or might assert now or in the future, against Buyer or any of its Subsidiaries (including the Transferred Entities or the JV Entities) or any of their respective successors, assigns, Representatives or any of their respective heirs or executors (in each case in their capacity as such) (each, a “Buyer Releasee”), to the extent arising out of, based upon, or resulting from the Business, the Transferred Entities, the Transferred Assets, the JV Entities or the Assumed Liabilities, including the ownership, operation or existence thereof; provided, that notwithstanding the foregoing nothing contained in this Section 5.26(c) shall release, discharge, waive, or relinquish the rights or obligations of the Seller Releasors or the Buyer Releasees under the terms of this Agreement, any other Transaction Document, or any Reorganization Document or any agreements, arrangements or understandings contemplated by any of the foregoing or any Contract that includes a third party. Seller hereby agrees to indemnify and hold harmless each of the Buyer Releasees from and against, and in respect of all Losses, incurred by or on behalf of such Buyer Releasee as a result of violation of this Section 5.26(a) by a Seller Releasor.

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(d)    Seller acknowledges and agrees that the agreements contained in Section 5.26(c) are an integral part of the transactions contemplated by this Agreement and that, without such agreements, Buyer would not enter into this Agreement.

Section 5.27.    ASX Matters. Prior to commencement of trading on the ASX on the Business Day after Closing, Buyer shall:

(a)    procure quotation of the Share Consideration on the ASX by lodgment with the ASX of an Appendix 3B and doing all other things necessary to ensure quotation of the Share Consideration on the ASX; and

(b)    notify the ASX (i) that the Share Consideration was issued without disclosure to Seller under Part 6D.2 of the Corporations Act, and (ii) that, as at the date of the notice, Buyer has complied with (A) the provisions of Chapter 2M of the Corporations Act as it applies to Buyer, and (B) section 674 of the Corporations Act, and such that the notice otherwise complies with section 708A(6) of the Corporations Act.

Section 5.28.    Indemnification.

(a)    Seller shall indemnify, defend and hold Buyer, its Subsidiaries, and their respective directors and officers, each in their capacity as such (the “Buyer Indemnified Parties”) harmless against all Losses to the extent arising out of or relating to any Retained Liabilities. Seller’s obligations to indemnify Buyer Indemnified Parties for such Losses shall be net of available insurance proceeds actually received by the applicable Buyer Indemnified Parties for such Losses, provided, however, for the avoidance of doubt, (i) Seller shall be responsible for paying all defense, indemnification and settlement costs for such Losses until insurance proceeds are actually received by the applicable Buyer Indemnified Parties for such Losses, (ii) Buyer Indemnified Parties shall not be required to advance payment for any such defense, indemnification or settlement costs for such Losses; and (iii) any insurance proceeds paid to the applicable Buyer Indemnified Parties for any such defense, indemnification or settlement costs for such Losses shall promptly be remitted to Seller.

(b)    Buyer shall indemnify, defend and hold Seller, its Subsidiaries, and their respective directors and officers, each in their capacity as such (the “Seller Indemnified Parties” and together with the Buyer Indemnified Parties, in their capacities as such, the “Indemnified Parties”) harmless against all Losses to the extent arising out of or relating to any Assumed Liabilities. Buyer’s obligations to indemnify Seller Indemnified Parties for such Losses shall be net of available insurance proceeds actually received by the applicable Seller Indemnified Parties for such Losses, provided, however, for the avoidance of doubt, (i) Buyer shall be responsible for paying all defense, indemnification and settlement costs for such Losses until insurance proceeds are actually received by the applicable Seller Indemnified Parties for such Losses, (ii) Seller Indemnified Parties shall not be required to advance payment for any such defense, indemnification or settlement costs for such Losses; and (iii) any insurance proceeds paid to the applicable Seller Indemnified Parties for any such defense, indemnification or settlement costs for such Losses shall promptly be remitted to Buyer.

(c)    In no event shall “Losses” include punitive, special, exemplary or consequential damages, except to the extent payable by the Indemnified Party to a third Person.

(d)    Each Indemnified Party shall use its commercially reasonable efforts to mitigate any Loss indemnifiable pursuant to this Section 5.28. Each of the Parties shall have the right, but not the obligation, and shall be afforded the opportunity to the extent reasonably possible, to take all available steps to minimize Losses for which such Party is obligated to provide indemnification to an Indemnified Party pursuant to this Section 5.28 before such Losses are actually incurred by the Indemnified Party.

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Section 5.29.    Data Room Information. As promptly as practicable (and in any event not more than ten (10) Business Days) after the date hereof, Seller will deliver or cause to be delivered to Buyer three electronic copies (in the form of a CD or DVD disc, USB drive, ZIP file or other digitally retrievable media) of all the documents posted to the Data Room on or before October 19 , 2018, with each such document clearly labeled with the document number ascribed to that document in the Data Room as of the date hereof, in a manner fully readable by Buyer and not removed prior to the execution of this Agreement.

Section 5.30.    Separation Cooperation. Promptly after the execution of this Agreement, each Party shall (a) designate a representative who will have primary responsibility for the planning of the separation of the Business from the Retained Businesses (each such designated representative, a “Separation Team Lead”), and (b) cause the Separation Team Leads to meet (together with such other individuals as deemed necessary by the Separation Team Leads) to discuss Exhibit A-1 and the Transition Services Agreement Term Sheet. Promptly after the date of this Agreement, Seller and Buyer through their Separation Team Leads shall cooperate in good faith to finalize both Exhibit A-1 and Transition Services Agreement, whereupon the Parties shall amend this Agreement to incorporate these documents. Either Party may replace its Separation Team Lead by providing written notice to the other Party designating its new Separation Team Lead (but in any event, each Party must at all times prior to Closing have a designated Separation Team Lead). In the event of any dispute or disagreement between Seller and Buyer as to Exhibit A-1 or the implementation thereof, the dispute, on written request of either Party, shall be referred to representatives of the Parties for decision, each Party being represented by a senior executive officer (the “Senior Representatives”). The Senior Representatives shall promptly meet in a good faith effort to resolve the dispute. If the Senior Representatives do not agree upon a decision within thirty (30) calendar days after reference of the matter to them Seller may implement those portions of Exhibit A-1 not in dispute and with respect to those portion in dispute and each Party shall be free to exercise remedies available to it under this Agreement. Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of Seller or the Business prior to the consummation of the Closing. Prior to the Closing, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations, including the Business.

ARTICLE VI

TAX MATTERS

Section 6.01.    Tax Returns; Refunds; Transfer Taxes.

(a)    Seller shall prepare and timely file, or cause to be prepared and timely filed, all Seller Group Tax Returns for all taxable periods. If a Transferred Entity or JV Entity is permitted under applicable Law to treat the Closing Date as the last day of a Tax period in which the Closing occurs, Seller and Buyer shall treat (and shall cause their respective Affiliates to treat) the Closing Date as the last day of such Tax period with respect to such Transferred Entity or JV Entity. Buyer shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by the Transferred Entities or the JV Entities (i) for all Straddle Tax Periods and (ii) for Tax periods ending on or before the Closing Date and required to be filed after the Closing Date (each such non-Seller Group Tax Return, a “Buyer-Filed Tax Return”), and for the avoidance of doubt, a Buyer-Filed Tax Return does not include any Seller Group Tax Returns. Any Buyer-Filed Tax Return (A) shall be prepared in a manner consistent with past practice (unless otherwise required by applicable Law), (B) shall reflect a deduction for Seller’s fees and expenses incurred in connection with the transactions contemplated by this Agreement and the Reorganization to the

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maximum extent permitted by applicable Law, and to the extent that any Buyer-Filed Tax Return shows a net operating loss, such net operating loss shall be carried back to previous Tax periods of the Transferred Entities or the JV Entities to the maximum extent permitted by applicable Law, and (C) shall be submitted by Buyer to Seller (together with schedules, statements and, to the extent reasonably requested by Seller, supporting documentation) for Seller’s review and comment at least thirty (30) days (or in the case of a Tax Return not related to Income Taxes, seven (7) days) prior to the due date (including any applicable extension) for filing such Tax Return. Buyer shall incorporate Seller’s reasonable comments to any Buyer-Filed Tax Return that are provided in writing to Buyer by Seller at least seven (7) days (or in the case of a Tax Return not related to Income Taxes, four (4) days) prior to the due date (including any applicable extension) for filing such Tax Return. Without prejudice to Seller’s indemnity obligations pursuant to Section 6.06(a) and payment obligations to Buyer pursuant to this Section 6.01(a), Buyer shall pay or cause to be paid all Taxes with respect to any Buyer-Filed Tax Return in accordance with Law. Except to the extent otherwise required pursuant to applicable Law or in connection with the final resolution of a Tax Claim governed by Section 6.07, neither Buyer nor any Transferred Entity or JV Entity shall amend any Tax Return for any Tax period ending on or prior to the Closing Date or a Straddle Tax Period without the prior written consent of Seller, which shall not be unreasonably withheld, conditioned or delayed. By the later of (i) five (5) days after Seller receives from Buyer an invoice requesting payment of Taxes with respect to a Buyer-Filed Tax Return, and (ii) seven (7) days (or in the case of non-Income Taxes, four (4) days) prior to the latest date on which such Taxes are due and payable without interest or penalties, Seller shall pay to Buyer the amount of such Taxes (except to the extent such Taxes were taken into account as a current liability in the Final Net Working Capital) attributable to a Pre-Closing Tax Period, calculated in accordance with Section 6.06(c) for a Straddle Tax Period.

(b)    Seller shall be entitled to any refunds of Taxes (or any credits against cash Taxes actually payable received in lieu of such refund) of any Transferred Entity or JV Entity relating to any Pre-Closing Tax Period that are received after the Closing by Buyer, any Transferred Entity or any JV Entity, plus any interest actually received with respect thereto from an applicable Taxing Authority (collectively, “Tax Refunds”), except to the extent any such Tax Refund (i) was included as a current asset in the Final Net Working Capital, (ii) results from the carryback of any net operating loss, credit, or other Tax attribute from any Post-Closing Tax Period that is permitted by Section 6.01(c), or (iii) relates to Seller Taxes that are paid by any Buyer Indemnified Parties after the Closing and that have not been indemnified by Seller pursuant to this Agreement. Buyer shall pay, or cause to be paid, any such Tax Refunds to Seller no later than ten (10) days following receipt of such Tax Refund, net of any out-of- pocket expenses incurred in connection with obtaining such Tax Refund (including any Taxes imposed thereon).

(c)    Upon Seller’s request and at Seller’s expense, Buyer shall, or shall cause the relevant Transferred Entity or JV Entity to, initiate a claim for a Tax Refund. Without Seller’s prior written consent, or except to the extent otherwise required pursuant to applicable Law, Buyer shall not cause or permit any Transferred Entity or JV Entity to carry back any net operating loss or other Tax attribute from any Tax period beginning after the Closing Date to any Tax period ending on or prior to the Closing Date.

Section 6.02.    Transfer Taxes: VAT.

(a)    Notwithstanding anything to the contrary in this Agreement, all excise, sales, use, registration stamp, recording, documentary, conveyancing, franchise, property, transfer, gains and similar Taxes (collectively, “Transfer Taxes”) arising from the transactions contemplated by this Agreement shall be borne by the Party legally required to pay such amount under applicable Tax Law; provided, however, that any Transfer Taxes arising from the Reorganization shall be borne entirely by Seller, and upon request and presentation of reasonable documentation to Buyer, Buyer will reimburse Seller for up to $5 million of the Transfer Taxes arising from the Reorganization.

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(b)    All amounts due under, and consideration given in respect of the subject matter of, this Agreement from or by Buyer are exclusive of VAT. If any VAT is chargeable in respect of any supply made by Seller or any Affiliate of Seller to Buyer or any Affiliate of Buyer, Buyer shall on demand pay or reimburse (or procure that the relevant Affiliate of Buyer shall pay or reimburse) such VAT in addition to the amounts or consideration otherwise due or payable, at the rate in force at the due time of the relevant supply or such other time as is stipulated under the relevant legislation. The Seller shall (and shall procure that each relevant Affiliate of Seller shall) promptly provide to Buyer or relevant Affiliate of Buyer a valid VAT invoice in respect of any such VAT. Each of Seller and Buyer shall use (and procure that their respective Affiliates shall use) commercially reasonable efforts to minimize (to the extent permissible at Law) obligations relating to VAT as a result of the transactions contemplated by this Agreement.

Section 6.03.    Cooperation On Tax Matters. The Parties shall, and shall cause their respective Subsidiaries to, cooperate fully, as and to the extent reasonably requested by the other, in connection with the preparation, execution and filing of Tax Returns of or with respect to the Business, the Transferred Assets, any Transferred Entity or any JV Entity and any audit, Taxing Authority inquiry, litigation or other proceeding with respect to Taxes of or with respect to the Business, the Transferred Assets, any Transferred Entity or any JV Entity. Such cooperation shall include access to records and information which are reasonably relevant to any such Tax Return or audit, litigation or other proceeding, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and executing powers of attorney. The Parties shall, and shall cause their respective Subsidiaries to, (a) retain all books and records with respect to Tax matters pertinent to the Business, the Transferred Assets and the operations of the Transferred Entities and the JV Entities relating to any Tax period beginning on or before the Closing Date until the expiration of the applicable statute of limitations, (b) abide by all record retention agreements entered into with any Taxing Authority, and (c) give the other Party ninety (90) days’ written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, Buyer or Seller shall, and shall cause their respective Subsidiaries to, allow the other to take possession of such books and records. Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to provide to any Person, before, on or after the Closing Date, any right to access or to review any Tax Return or Tax work papers of Seller or any Affiliate of Seller (including any Seller Group Tax Return and any pro forma Tax Return used to create any such Seller Group Tax Return).

Section 6.04.    Buyer Covenants. Buyer covenants that it will not cause or permit any Transferred Entity or JV Entity, or any Affiliate of Buyer with respect to any Transferred Entity or JV Entity (a) to make any election pursuant to Treasury Regulation Section 301.7701-3 that is effective on or before the day after the Closing Date, (b) except for the Section 338(h)(10) Elections, to make an election under Section 336 or Section 338 of the Code (or any comparable applicable provision of state, local or foreign Tax Law), (c) to make any other election with respect to Taxes that has retroactive effect to any Tax period ending on or prior to the Closing Date, (d) except as required pursuant to a determination within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or non-U.S. Law) with respect to a Tax Claim governed by Section 6.07, to amend any Tax Return of any Transferred Entity or JV Entity that covers a Tax period ending on or prior to the Closing Date, (e) to grant an extension of any applicable statute of limitations with respect to, any Tax Return of any Transferred Entity or JV Entity that covers a Tax period ending on or prior to the Closing Date, (f) to file any voluntary disclosure agreement, participate in any arrangement similar to a voluntary disclosure agreement, or voluntarily approach any Taxing Authority regarding any Taxes or Tax Returns of any Transferred Entity or JV for any Tax period ending on or prior to the Closing Date, or (g) take any action outside of the ordinary course of business on the Closing Date after the Closing, in each case, without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.05.    Tax Sharing Agreements.

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(a)    Seller shall cause any and all existing Tax Sharing Agreements between any Transferred Entity or JV Entity, on the one hand, and Seller or any of its Affiliates (other than any Transferred Entity or JV Entity), on the other hand, to be terminated prior to the Closing and, from and after the Closing, for none of the Transferred Entities or the JV Entities to have (unless otherwise specifically provided in the remainder of this Section 6.05) any rights, obligations or Liabilities thereunder.

(b)    Buyer shall procure that each Transferred Entity or JV Entity (each being a “UK CT Entity”) which is in a group for United Kingdom corporation tax purposes with the Seller or any Affiliate of the Seller (other than the Transferred Entities and the JV Entities) (any such group being a “Seller CT Group”) pays to any relevant group member of any relevant Seller CT Group (the “Group Member”) an amount equal to any payment of United Kingdom corporation tax which has been discharged by the Group Member on behalf of the relevant UK CT Entity under a group payment arrangement made prior to the Closing pursuant to section 36 of the United Kingdom Finance Act 1998 or Section 59F of the United Kingdom’s Tax Management Act 1970 (a “GPA”), save to the extent that the relevant UK CT Entity has previously satisfied its obligations under the GPA. Payment to the Group Member shall be made on the later of two Business Days after demand is made for it and the due date for payment to the relevant Taxing Authority of the underlying United Kingdom corporation tax liability.

(c)    Seller shall procure that (i) the representative member of the Seller’s VAT Group will, on or before Closing, give notice to HM Revenue & Customs (with a copy of such notice given to Buyer) that the relevant Transferred Entities and JV Entities will, with effect from Closing, cease to be eligible to be members of the Seller’s VAT Group and (ii) will use all reasonable endeavors to ensure that the relevant Transferred Entities and JV Entities will cease to be members of Seller’s VAT Group with effect from Closing.

(d)    Where a UK CT Entity has paid an amount to any relevant Group Member under Section 6.05(b), Seller shall procure that (i) no amounts apportioned to the relevant UK CT Entity under the GPA and in respect of which such payment was made by the UK CT Entity shall be reapportioned under the GPA without Buyer’s consent (not to be unreasonably withheld); and (ii) there is promptly paid to the relevant UK CT Entity an amount equal to (A) any excess by which the aggregate amount of any payments made under Section 6.05(b) by that UK CT Entity exceeds the amount of United Kingdom corporation tax finally apportioned to that entity and in respect of which those payments were made; and (B) interest on such excess at the rate applicable from time to time on overpaid United Kingdom corporation tax from the period from the date of the payment under Section 6.05(b) to the date of the payment under this Section 6.05(d).

(e)    Seller shall use reasonable commercial efforts to procure that, with effect from Closing, each UK CT Entity is removed from any GPA to which they are party immediately prior to Closing.

(f)    Buyer shall procure that any Transferred Entity or JV Entity which, before Closing, is a member of any Seller’s VAT Group (each such entity a “VAT Grouped Entity”) shall contribute to the representative member of the Seller’s VAT Group such proportion of any VAT for which the representative member (or equivalent responsible person) of the Seller’s VAT Group is accountable and which is properly attributable to supplies, acquisitions and importations (“Supplies”) made or deemed to be made by any relevant VAT Grouped Entity before the Closing (less any amount of deductible input tax that is properly attributable to such Supplies). Such contribution shall be made in cleared funds on the day which is the later of two Business Days after demand is made for it, and two Business Days before the day on which the representative member is required to account for such VAT to the relevant Taxing Authority.

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(g)    Seller shall pay, or procure to be paid, to a Transferred Entity or JV Entity an amount equivalent to the proportion of any repayment of VAT received by the representative member of the Seller’s VAT Group from HM Revenue & Customs or of any credit obtained by reference to an excess of deductible input tax over output tax that is attributable to Supplies made, or deemed to be made, by the relevant Transferred Entity or JV Entity while a member of the Seller’s VAT Group (ignoring, for this purpose, the deeming provisions in section 43(1) of United Kingdom Value Added Tax Act 1994), provided that such repayment or credit was included as a current asset in the Final Net Working Capital. Such payment, if due, shall be made within ten (10) Business Days of receipt by, or offset against a liability of, the representative member.

(h)    In this Section 6.05, “Seller’s VAT Group” means any group for VAT purposes, of which Seller or any Affiliate of Seller (other than the Transferred Entities and the JV Entities) is the representative member (or equivalent responsible person).

Section 6.06.    Tax Indemnification.

(a)    Except to the extent taken into account as a current liability in the Final Net Working Capital, Seller hereby indemnifies the Buyer Indemnified Parties against, and agrees to hold each of them harmless from, any and all Losses resulting from or arising out of (i) any and all Taxes of or attributable to the Transferred Entities and the JV Entities with respect to any Pre-Closing Tax Period (as determined in the manner set forth in Section 6.06(c) with respect to any Straddle Tax Period) or arising from any inclusions under Section 965 of the Code, (ii) any and all Taxes of or attributable to Seller, any of its Subsidiaries (other than the Transferred Entities and the JV Entities), any Asset Seller or any Seller Group, (iii) any and all Taxes resulting from, relating to, arising out of or attributable to (A) the Retained Businesses or the Retained Assets, (B) the Transferred Assets or the Business with respect to any Pre-Closing Tax Period (as determined in the manner set forth in Section 6.06(c) with respect to any Straddle Period), or (C) the payment of the Closing Date Indebtedness or the payment of any of Seller’s fees and expenses incurred in connection with the transactions contemplated by this Agreement, (iv) without prejudice to Section 6.02(a), Taxes, including Transfer Taxes, arising from or in connection with the Reorganization, (v) Taxes of any member of an affiliated, combined, consolidated or unitary group of which any Transferred Entity or JV Entity is or was a member prior to the Closing, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar provision under any state, local or non-U.S. Law, (vi) Taxes of any Person imposed on any Transferred Entity or JV Entity as a successor-in-interest or transferee, by contract or pursuant to any Law, which Taxes relate to an event or transaction occurring prior to the Closing, and (vii) any breach of, or failure to perform, any covenant or obligation of Seller contained in this ARTICLE VI (collectively, “Seller Taxes”); provided, however, that Seller shall not be required to indemnify for Losses attributable to any Taxes arising from any breach of, or failure to perform, any covenant or obligation of Buyer contained in this ARTICLE VI.

(b)    Buyer hereby indemnifies the Seller Indemnified Parties against, and agrees to hold each of them harmless from, any and all Losses resulting from or arising out of (i) any breach of, or failure to perform, any covenant or obligation of Buyer contained in this ARTICLE VI and (ii) any and all Taxes of the Transferred Entities and JV Entities, and any and all Taxes resulting from, relating to, arising out of or attributable to the Transferred Assets or the Business, in each case, with respect to a Post-Closing Tax Period, other than Seller Taxes.

(c)    For purposes of this Agreement, in the case of any Straddle Tax Period, the portion of such Taxes from any such Straddle Tax Period that are allocated to the Pre-Closing Tax Period will be determined as follows: (i) in the case of any real property, personal property, ad valorem and similar Taxes (“Property Taxes”), the amount of such Property Taxes attributable to the Pre-Closing Tax Period of such Straddle Tax Period will be deemed to be the amount of such Property Taxes for the entire Straddle Period,

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multiplied by a fraction, the numerator of which is the number of days in such Straddle Period ending on and including the Closing Date, and the denominator of which is the number of total days in the entire Straddle Tax Period; and (ii) in the case of any Income Taxes or any other Taxes that are not Property Taxes, the amount of any such Taxes attributable to the Pre-Closing Tax Period of such Straddle Tax Period will be computed based on the interim closing of the books as of and including the Closing Date (and for such purpose, the Tax period of any applicable pass-through entity for applicable Tax purposes shall be deemed to close at such time) and Seller’s fees and expenses incurred in connection with the transactions contemplated by this Agreement and the Reorganization shall be attributed to the Pre-Closing Tax Period to the maximum extent permitted by applicable Law.

(d)    The Buyer Indemnified Parties shall satisfy any claim under Section 6.06(a) first from the R&W Policy (to the extent such policy covers such claim) and then, subject to the limitations in Section 5.28(c) and (d), from Seller.

Section 6.07.    Procedures Relating to Indemnification of Tax Claims.

(a)    If a claim for Taxes, including notice of a pending audit, shall be made by any Taxing Authority, which, if successful, might reasonably result in a claim for indemnity pursuant to Section 6.06(a) (any such claim, a “Tax Claim”), the Party which receives such claim shall notify the other Party in writing within fifteen (15) days of receipt of such Tax Claim; provided, that the failure of a Party to give such notice to the other Party shall not affect the indemnification provided under Section 6.06(a) except to the extent that the Indemnifying Party has actually been materially prejudiced by such failure.

(b)    Seller shall control any Tax Claim with respect to any Seller Group Tax Return, and Buyer shall not participate in or control any such Tax Claim.

(c)    Except to the extent that the insurer is otherwise entitled to control pursuant to the terms of the R&W Policy, with respect to any Tax Claim relating to a Tax period ending on or prior to the Closing Date not described in Section 6.07(b), Seller shall have the right to control the conduct of such Tax Claim unless Seller fails to provide Buyer with written notice of its election to control such Tax Claim within ten (10) days of Seller’s receipt from Buyer of notice of such Tax Claim in accordance with Section 6.07(a); provided, however, that (i) Seller shall keep Buyer reasonably informed as to the status of such Tax Claim, and (ii) Buyer shall be entitled to participate in any such Tax Claim, if the resolution of such Tax Claim would reasonably be expected to have a material effect on the Tax Liability of Buyer or any of its Affiliates (including the Transferred Entities or the JV Entities) in any Post-Closing Tax Period, and Seller shall not settle or otherwise compromise such Tax Claim without Buyer’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed. If Seller does not elect to control a Tax Claim pursuant to this Section 6.07(c) within the time period set forth above, then Buyer shall control such Tax Claim; provided, however, that (A) Buyer shall keep Seller reasonably informed as to the status of such Tax Claim and (B) Buyer shall not settle or otherwise compromise such Tax Claim without Seller’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

(d)    With respect to any Tax Claim relating to a Straddle Tax Period, Buyer shall have the right to control the conduct of such Tax Claim; provided, however, that with respect to any Tax Items in such Tax Claim for which the resulting Tax Liability Seller would be required to provide indemnification pursuant to this Agreement, (i) Buyer shall keep Seller reasonably informed as to the status of such Tax Items in such Tax Claim and (ii) Seller shall be entitled to participate in any such Tax Claim with respect to such Tax Items and Buyer shall not settle or otherwise compromise such Tax Items in such Tax Claim without Seller’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

Section 6.08.    Section 338(h)(10) Elections.

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(a)    Seller shall, and Buyer shall cause the applicable Buyer Designee (such Buyer Designee, which shall be an entity classified as a corporation for U.S. federal income tax purposes, the “Section 338(h)(10) Purchaser”), to make a joint election under Section 338(h)(10) of the Code (and under any comparable provision of applicable state and local Tax Law) with respect to the Section 338(h)(10) Purchaser’s purchase (each such purchase a “US Qualified Stock Purchase”) pursuant to this Agreement of each Transferred Entity that is (i) classified as a corporation for U.S. federal income tax purposes and (ii) a member of the Seller Group for U.S. federal income tax purposes on the Closing Date (collectively, the “Section 338(h)(10) Elections”). Buyer and Seller shall cooperate in good faith to effect and preserve valid and timely Section 338(h)(10) Elections; provided, that Buyer and the Section 338(h)(10) Purchaser shall be solely responsible for filing any Section 338(h)(10) Forms. Except as otherwise required by applicable Law, for all U.S. federal (and, as applicable, state and local) income Tax purposes, each of Seller and Buyer agrees to (and agrees to cause its Affiliates to) (x) treat the US Qualified Stock Purchases in accordance with applicable Tax Law, including Treasury Regulations Section 1.338(h)(10)-1 and (y) not take any position on any Tax Return that is inconsistent with such treatment, except as required pursuant to a determination within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or non-U.S. Law).

(b)    At the Closing, Seller shall deliver to the Buyer a duly executed Internal Revenue Service Form 8023, Elections Under Section 338 for Corporations making Qualified Stock Purchases (and, upon prior written request of Buyer submitted to Seller as soon as practicable after the date hereof and in no event less than ten (10) Business Days prior to the Closing Date, any analogous form required to effectuate the Section 338(h)(10) for state or local Tax purposes) with respect to the Section 338(h)(10) Elections (collectively, the “Section 338(h)(10) Forms”). Seller authorizes Buyer and the Section 338(h)(10) Purchaser to file each Section 338(h)(10) Election Form with the appropriate Taxing Authority. If the Buyer determines that any change is to be made in any previously executed Section 338(h)(10) Form or other form or documentation required to effect valid and timely Section 338(h)(10) Elections, then Buyer may prepare a new Section 338(h)(10) Form or other form or documentation and deliver such new Section 338(h)(10) Form or other form or documentation to Seller, and Seller shall cause such new Section 338(h)(10) Form or other form or documentation to be duly executed and promptly deliver such executed new Section 338(h)(10) Form or other form or documentation to Buyer.

Section 6.09.    Certain Indemnification Payments. Notwithstanding anything to the contrary contained herein, if and to the extent any indemnification payment may become due and owing to a Transferred Entity or JV Entity that would be subject to Tax on the receipt of such payment, such payment shall instead be due and owing to Buyer (or, where relevant, to the Buyer Designee which acquired that Transferred Entity or JV Entity). For the avoidance of doubt, if and to the extent any indemnification payment may become due and owing to a Transferred Entity or JV Entity organized under the laws of the United Kingdom pursuant to this Agreement, such payment shall instead be due and owing to Buyer (or the relevant Buyer Designee where appropriate).

ARTICLE VII

EMPLOYEE MATTERS

Section 7.01.    Business Employees. No later than fifteen (15) Business Days prior to the Closing Date, or if earlier, a sufficient period prior to the Closing Date to enable Buyer to comply with applicable Law with respect to offers of employment under Section 7.03(a), Seller shall deliver an update of Section 3.11(a) of the Seller Disclosure Schedule, listing, as of the most recent date practicable, all Business Employees, at the Closing, which shall also include an identification number and such Business Employee’s title, work location and employer.

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Section 7.02.    Benefit Plans. Neither Buyer nor any of its Subsidiaries (including, following the Closing, the Transferred Entities or the JV Entities) will contribute to or assume sponsorship of, or have any other liability with respect to, any Employee Plan that is sponsored, maintained or contributed to by Seller or its Subsidiaries (including, following the Closing, the Transferred Entities or the JV Entities), other than the Assumed Plans and those arrangements and obligations expressly transferred to and assumed by Buyer and its Subsidiaries as set forth in this ARTICLE VII.

Section 7.03.    Transfer of Offered Employees and Transferred Entity Employees.

(a)    No less than ten (10) Business Days prior to and effective as of the Closing Date, Buyer shall, or shall cause one of its Subsidiaries to, offer employment to each Offered Employee who (i) is actively employed on such date or is absent from employment due to vacation or temporary illness not reasonably expected to exceed five (5) days (the “Current Offered Employees”), or (ii)(A) is absent from work due to an authorized or protected leave of absence (including but not limited to a leave of absence due to a short-term or long-term disability) and (B) has the right to return to employment following expiration of such absence under applicable Law, effective as of the expiration of the leave if such Offered Employee is able to return to active employment within six (6) months after the Closing Date or such longer period as required by applicable Law (the “Leave Offered Employees”). All such offers of employment to (I) Current Offered Employees shall provide for employment with Buyer or a Subsidiary of Buyer to commence effective as of 12:00 a.m., local time, on the day immediately following the Closing Date, and (II) Leave Offered Employees shall provide for employment with Buyer or a Subsidiary of Buyer to commence at the expiration of such Leave Offered Employee’s authorized or protected leave if such Leave Offered Employee is able to return to active employment within six (6) months after the Closing Date or such longer period as required by applicable Law. With respect to each Offered Employee, each such offer of employment will be for a position that is comparable to the type of position held by such Offered Employee, and at the same or reasonably similar geographic location as in effect as of ten (10) Business Days prior to the Closing Date and shall be made on terms and conditions sufficient to avoid statutory, contractual, common law or other severance obligations, other than where such severance is unavoidable pursuant to applicable Law or the terms of any applicable Bargaining Agreement, and shall otherwise comply in all respects with applicable Law and the terms of this Section 7.03. For the avoidance of doubt, Buyer shall not be required to make individual offers of employment to a Transferred Entity Employee, and Seller and Buyer acknowledge that applicable Law provides for the automatic transfer of the employment of Transferred Entity Employees upon the purchase of the Transferred Interests and JV Interests. In the case of Business Employees primarily employed outside the United States, the Buyer and its Subsidiaries (including the Transferred Interests and JV Interests, as applicable following the Closing Date), shall, in addition to meeting the requirements of this Section 7.03, comply with any additional obligations or standards arising under applicable Laws governing the terms and conditions of their employment or severance or termination of employment in connection with the transfer of the Business or otherwise.

(b)    Each Offered Employee who accepts an offer of employment from Buyer or one of its Subsidiaries and commences employment with Buyer or a Subsidiary of Buyer, together with each Transferred Entity Employee who is employed on the Closing Date, whether such Transferred Entity Employee is actively employed on such date, absent from employment due to vacation or temporary illness not reasonably expected to exceed five (5) days or absent from work due to an authorized or protected leave of absence (including, but not limited to, a leave of absence due to a short-term or long-term disability) with the right to return to employment following expiration of such absence under applicable Law, shall be referred to herein as a “Transferred Employee”. The date an Offered Employee commences employment with Buyer or a Subsidiary of Buyer (including, following the Closing, the Transferred Entities or the JV Entities) shall be referred to herein as the Offered Employee’s “Transfer Date” (and the Transfer Date for a Transferred Entity Employee who is employed on the Closing Date shall be the day immediately following the Closing Date).

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(c)    If any Offered Employee requires a work permit or employment pass or other legal or regulatory approval for his or her employment with Buyer or any of its Subsidiaries, Buyer shall, and shall cause its Subsidiaries to, use their reasonable efforts to cause any such permit, pass or other approval to be obtained and in effect prior to the Closing Date. In the event any such permit, pass or other approval is not obtained and in effect prior to the Closing Date, for a period of three (3) months following the Closing Date, Buyer shall, and shall cause its Subsidiaries to, use their reasonable efforts to cause any such permit, pass or other approval to be obtained. In the event any such permit, pass or other approval is not obtained and in effect within three (3) months following the Closing Date, Buyer shall be entitled to terminate the employment of such Business Employee , subject to Section 7.03(e) and Section 7.11.

(d)    For a period beginning on the Transfer Date and ending on the first anniversary of the Closing Date, each Transferred Employee shall be entitled to receive (while he or she is employed with Buyer or any of its Subsidiaries) (i) at least the same salary, wages and short-term incentive bonus opportunities that were provided to such Transferred Employee immediately prior to the Closing, and (ii) employee benefits (including, without limitation, equity compensation, retirement and welfare benefits) that are not materially less favorable in the aggregate than either those employee benefits (including, without limitation, equity compensation, retirement and welfare benefits) provided to such Transferred Employee by Seller or any of its Subsidiaries immediately prior to the Closing or those employee benefits provided by Buyer to similarly situated employees of Buyer or its Subsidiaries; provided, however, to the extent that the Transferred Employee is a Non-U.S. Business Employee or a Business Employee who primarily provides services outside of the United States, such Transferred Employee shall be entitled to compensation and benefits required by applicable Law if such compensation and/or benefits are greater than those set forth in clauses (i) and (ii) above. Notwithstanding the foregoing, Buyer shall not be obligated to continue to employ any Transferred Employee for any specific period of time following the Closing Date, subject to applicable Law. Except as otherwise specifically provided in this ARTICLE VII or to the extent required by applicable Law, effective as of the Transfer Date, the Transferred Employees shall cease all active participation in and accrual of benefits under the Plans, other than the Assumed Plans.

(e)    Seller and Buyer intend that the transactions contemplated by this Agreement shall not constitute a separation, termination or severance of employment of any Business Employee prior to or upon the consummation of the transactions contemplated herein and that the Business Employees who become Transferred Employees will have continuous and uninterrupted employment immediately before and immediately after the Closing Date. Buyer shall bear any costs related to, and shall indemnify and hold harmless Seller from and against, (i) any claims made by any Offered Employee for any statutory, contractual, civil law or common law notice of termination (or pay in lieu), severance or separation benefits and other legally mandated payment obligations (including the employer portion of any employment Taxes, together with any compensation payable during any mandatory termination notice period related thereto), in each case, arising out of or in connection with the failure of Buyer or its Subsidiaries to make offers of employment to, or continue the employment of, any Offered Employee in accordance with this Agreement and as required by applicable Law and (ii) any claims relating to the employment of any Transferred Employee on or after the Closing Date, including in respect of any act or omission relating to the employment of any Transferred Employee on or after the Closing Date under any applicable Bargaining Agreement or applicable Law. With respect to each Transferred Employee, during the period beginning on the Transfer Date and ending on the first anniversary of the Closing Date, Buyer or its Subsidiaries shall provide severance and termination benefits to each Transferred Employee that are no less favorable than the greater of (x) those severance and termination benefits as set forth in Section 7.03(e) of the Seller Disclosure Schedule or as otherwise required by an applicable Bargaining Agreement, or (y) the severance benefits provided by Buyer or its Subsidiaries to its similarly situated employees, in each case based on such Transferred Employee’s compensation as of such employment termination date after taking into account any service that such Transferred Employee has with Buyer or its Subsidiaries as of the date of such termination of employment, including, for the avoidance of doubt, service credited under Section 7.03(f).

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(f)    For purposes of participation of a Transferred Employee in a Buyer Benefit Plan, Buyer shall, or shall cause its Subsidiaries to, use commercially reasonable efforts to credit each Transferred Employee with all years of service for which such Transferred Employee was credited before the Closing Date with Seller or any of its Subsidiaries for purposes of eligibility to participate and vesting of benefits under any comparable Plans, except to the extent such credit would result in a duplication of benefits for the same period of service. In addition, and without limiting the generality of the foregoing, Buyer shall, or shall cause its Affiliates to, use commercially reasonable efforts such that, for purposes of each Buyer Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Transferred Employee, all pre-existing condition exclusions and actively-at-work requirements of such Buyer Benefit Plan shall be waived for such Transferred Employee and his or her covered dependents, and any eligible expenses incurred by such Transferred Employee and his or her covered dependents during the portion of the plan year of the Plan ending on the date such Transferred Employee’s participation in the corresponding Buyer Benefit Plan begins shall be taken into account under such Buyer Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Transferred Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Buyer Benefit Plan, to the extent permitted under the terms of such Buyer Benefit Plan.

(g)    Buyer shall, or shall cause its Subsidiaries (including, following the Closing, the Transferred Entities or the JV Entities) to, credit each of the Transferred Employees with an amount of paid vacation time and sick leave days following the Closing Date equal to the amount of vacation time and sick leave days each such Transferred Employee has accrued but not yet used or cashed out as of the Closing Date under Seller’s or its Subsidiaries’ vacation and sick leave policies as in effect immediately prior to the Closing Date. In the event that any Transferred Employee is entitled under applicable Law to be paid for any vacation days and paid time off days accrued but not yet taken by the Transferred Employee as of the Closing Date with respect to the calendar year in which the Closing Date occurs or with respect to any prior calendar year and Seller pays such amount to such Transferred Employee after the Closing Date (any such amounts paid by any Seller, the “Seller Vacation Payment”), then: (i) within sixty (60) days following the Closing Date, Seller shall provide to Buyer a schedule setting forth the aggregate amount of the Seller Vacation Payment, and (ii) Buyer shall reimburse Seller for the aggregate amount of the Seller Vacation Payment as soon as administratively practicable but in any event no later than fifteen (15) days following delivery of such schedule.

Section 7.04.    401(k) Plan. Buyer shall maintain or establish a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Buyer’s 401(k) Plan”). Prior to the Closing, Buyer and Seller shall mutually agree to the treatment of participant account balances relating to the Transferred Employees who are participants in Seller’s qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Seller’s 401(k) Plan”), with such treatment to provide for either (x) the opportunity for a participant to elect a “direct rollover” (within the meaning of Section 401(a)(31) of the Code) of his or her account balance (including earnings thereon through the date of transfer and promissory notes evidencing all outstanding loans) in accordance with applicable Law or (y) a “trust-to-trust” transfer of Transferred Employees’ account balances from the Seller’s 401(k) Plan to Buyer’s 401(k) Plan in accordance with applicable Law.

Section 7.05.    Pension Plan Benefits.

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(a)    U.S. and U.K. No assets or liabilities with respect to the Transferred Employees shall be transferred as a result of this Agreement from any defined benefit pension plan maintained for Business Employees in the U.S. or the U.K. and identified as such in Section 3.13(a) of the Seller Disclosure Schedule (each, a “Seller DB Plan”) to any plan or arrangement established by Buyer or any of Subsidiary of Buyer, and, as of the Closing, no Transferred Employees shall accrue additional benefits under the applicable Seller DB Plan (to the extent such accruals have not already ceased). Benefits accrued by the Transferred Employees under the applicable Seller DB Plan through the Closing shall be fully vested as of the Closing and shall be payable to such Transferred Employees pursuant to the terms of, and at the time and in the amounts provided under, the applicable Seller DB Plan, as may be amended from time to time.

(b)    Belgium and Canada. As of the Closing Date, Buyer shall assume all Liabilities for all accrued benefits in respect of the Transferred Employees under any (i) defined benefit pension plan maintained for Business Employees in Belgium and Canada and identified as such in Section 3.12(a) of the Seller Disclosure Schedule (each a “Transferring DB Plan”) in accordance with applicable Laws and the terms of such Transferring DB Plan (such Liabilities, the “Transferred Pension Liabilities”) and (ii) all Plans that provide post-employment health or welfare benefits to Transferred Employees in Canada (the “Transferred Canada Welfare Plans”). Any assets with respect to any of the Transferred DB Plans and Transferred Canada Welfare Plans (including, to the extent applicable, any insurance contracts or portions thereof maintained with respect to such plan) shall be transferred to Buyer in connection with the transfer of the Transferred Pension Liabilities.

(c)    Statutorily Mandated Arrangements. For the avoidance of doubt, any Liability associated with any defined benefit or post-employment payment or benefit made available to or provided to any Transferred Employee pursuant to any statutory or governmental mandate that would qualify as a Plan (notwithstanding that such benefits are excluded from the definition of “Plan” for purposes of this Agreement) (each, a “Statutorily Mandated Benefit Arrangement”) shall become a Liability of the Buyer following the Closing and Buyer shall provide or make available such benefits to Transferred Employees following the Closing in accordance with applicable Law.

Section 7.06.    Equity-Based Awards.

(a)    In respect of any performance-vesting stock unit awards that were granted to any Transferred Employee under the Seller’s Long-Term Incentive Plan in respect of fiscal year 2017 and fiscal year 2018 that are outstanding as of immediately prior to the Closing (each, a “Seller PSU Award”), Seller shall ensure that the terms of the Seller PSU Awards provide for pro-rated vesting of such awards upon the Closing, and Seller shall be solely responsible for payment of the resulting vested portion of such awards. Buyer shall, as soon as practicable following the Closing Date, grant to each holder of a Seller PSU Award, an equity-based, time-vesting incentive award in respect of Buyer shares of common stock with an aggregate value equal to the PSU Replacement Incentive Award Value (as defined below), which equity award will vest on the vesting date that applied to such Seller PSU Award. For purposes of the foregoing, the PSU Replacement Incentive Award Value will equal the product of (x) the number of shares of Seller common stock underlying the Seller PSU Award determined based on actual performance through the Closing Date and pro-rated to reflect the portion of the original vesting period that has not yet lapsed as of the Closing Date and (y) the closing price of a share of Seller common stock on the Business Day immediately preceding the Closing Date as reported on the New York Stock Exchange.

(b)    In respect of any time-vesting restricted stock unit awards that were granted to any Transferred Employee under the Seller’s Long-Term Incentive Plan for any fiscal year other than those made with respect to fiscal year 2018 that are outstanding as of immediately prior to the Closing (each, a “Seller RSU Award”), Seller shall ensure that the terms of such awards provide for accelerated vesting upon the Closing to the extent that such awards would have vested in the ordinary course through November

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10, 2019, and Seller shall be solely responsible for payment of the resulting vested portion of such awards. Buyer shall, as soon as practicable following the Closing Date, grant to each holder of a Seller RSU Award, an equity-based, time-vesting incentive award in respect of Buyer shares of common stock with an aggregate value equal to the RSU Replacement Incentive Award Value (as defined below) and which will vest in accordance with the same vesting schedule that applied to the Seller RSU Award. For purposes of the foregoing, the RSU Replacement Incentive Award Value will equal the product of (x) the number of shares of Seller common stock underlying the Seller RSU Award which would have vested in the ordinary course after November 10, 2019 (notwithstanding the occurrence of the transactions contemplated under this Agreement), and (y) the closing price of a share of Seller common stock on the Business Day immediately preceding the Closing Date as reported on the New York Stock Exchange.

Section 7.07.    Nonqualified Deferred Compensation. With respect to each nonqualified deferred compensation plan that permits elective deferrals by participants, is maintained by Seller and in which any Transferred Employee participates (each, a “Seller Deferred Compensation Plan”), the Buyer and Seller agree that a mirror plan replicating the terms and conditions of such plan (each such mirror plan, a “Buyer Deferred Compensation Plan”) will be established prior to the Closing. Buyer and Seller agree that the Liabilities associated with each Transferred Employee that maintains an account balance under each Seller Deferred Compensation Plan will be transferred to a Buyer Deferred Compensation Plan at the Closing (such transferred liabilities calculated in accordance with GAAP, the “Seller Deferred Compensation Liabilities”). As of the Closing, Seller will transfer to Buyer assets having a value equal to the then-current present value of the Seller Deferred Compensation Liabilities, and to the extent practicable, the transfer of such assets will include the transfer or assignment of any insurance policies maintained by Seller with respect to the Seller Deferred Compensation Liabilities.

Section 7.08.    Allocation of Employment Liabilities.

(a)    Except with respect to any Liabilities that transfer to Buyer or any if its Subsidiaries pursuant to applicable Law (including any Liabilities relating to any current or former Business Employee of a Transferred Entity or JV Entity or any Assumed Plan) or as otherwise specifically provided in this Agreement (including, for the sake of clarity, Section 7.08(c)), the Sellers shall assume or retain, as applicable, Liability and responsibility for all employment and employee-benefit related Liabilities, obligations, claims or losses that arise as a result of an event or events that occurred prior to the Closing Date that relate to the Business Employees (or any dependent or beneficiary of any Business Employee). Seller shall bear any costs related to, and shall indemnify and hold harmless Buyer and its Subsidiaries from and against any claims related to, the Liabilities assumed or retained by the Sellers pursuant to the immediately preceding sentence.

(b)    Except as otherwise specifically provided in this Agreement (including, for the sake of clarity, Section 7.08(c)), effective as of the Closing Date, Buyer or its Subsidiaries (including the Transferred Entities and JV Entities) shall assume or retain, as applicable, and be solely responsible for all employment and employee-benefits related Liabilities, obligations, claims or losses that relate to (i) any Transferred Entity Employee (or his or her dependent or beneficiary) that arise as a result of an event or events that occurred before, on or after the Closing Date, (ii) any Assumed Plan that arise as a result of an event or events that occurred before, on or after the Closing Date, and (iii) any Transferred Employee (or any dependent or beneficiary of any Transferred Employee) that arise as a result of an event or events that occurred on or after the Closing Date or are otherwise expressly assumed by Buyer or its Subsidiaries (including the Transferred Entities) pursuant to this Agreement. Buyer shall bear any costs related to, and shall indemnify and hold harmless Seller and the Asset Sellers from and against any claims related to, the Liabilities assumed or retained by the Buyer and its Affiliates (including the Transferred Entities and JV Entities) pursuant to the immediately preceding sentence.

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(c)    The Sellers shall retain all Liabilities and obligations for all short- and long-term disability, medical, U.S. retiree medical, prescription drug, dental, vision, life insurance, accidental death and dismemberment and other welfare benefit claims incurred by Business Employees prior to the Closing Date that are covered under the terms of the applicable Plans, except that Buyer and its Subsidiaries shall be responsible for such claims to the extent such claims relate to an Assumed Plan. No Assumed Plan provides for U.S. retiree medical benefits. With respect to claims incurred on or after the Closing Date by the Transferred Employees and their eligible dependents for short- and long-term disability, medical, prescription drug, dental, vision, life insurance, accidental death and dismemberment and other welfare benefit claims, Buyer and its Subsidiaries shall be responsible. For these purposes, a claim shall be deemed to be incurred: (A) in the case of short- or long-term disability benefits (including related health benefits), at the time of the injury, sickness or other event giving rise to the claim for such benefits, (B) in the case of medical, prescription drug, dental or vision benefits, at the time professional services, equipment or prescription drugs covered by the applicable plan are obtained, (C) in the case of life insurance benefits, upon death, and (D) in the case of accidental death and dismemberment benefits, at the time of the accident. The Buyer shall assume or retain all Liabilities and obligations for all workers’ compensation claims incurred by Business Employees, whenever incurred.

Section 7.09.    WARN Act. Buyer agrees to provide, or cause its Subsidiaries to provide, any required notice under the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) and any similar federal, state or local Law or regulation, and to otherwise comply with WARN and any other similar Law or regulation, in each case with respect to any “plant closing” or “mass layoff” (as defined in WARN) or group termination or similar event affecting Employees (including as a result of the transactions contemplated by this Agreement) and occurring on and after the Closing Date. None of Buyer or any of its Subsidiaries shall take any action after the Closing Date that would cause any termination of employment of any Business Employees that occurs before the Closing to constitute a “plant closing” or “mass layoff” or group termination under WARN or any similar federal, state or local Law or regulation, or to create any Liability or penalty to Seller for any employment terminations under applicable Law.

Section 7.10.    Bargaining Agreements. Without limiting the generality of the provisions in this ARTICLE VII, from and after the Closing Date, Buyer shall, and shall cause its Subsidiaries to, comply with the terms of the Bargaining Agreements and with applicable Law (including local legislation) and to assume all obligations under the Bargaining Agreements, including, without limitation, any duty to recognize or bargain with a union imposed by applicable Law.

Section 7.11.    Bonuses. Buyer agrees that as soon as practicable following the Closing Date, each Transferred Employee who is entitled to an annual bonus in respect of Seller’s fiscal year 2019, shall be paid (i) his or her annual bonus calculated based on actual performance through the Closing Date and (ii) the amount budgeted by Seller for allocation to such Business Employee (if any) as a discretionary bonus, in each case as accrued and reflected in the Net Working Capital and pro-rated to reflect the portion of the Seller’s fiscal year 2019 that has lapsed as of the Closing Date.

Section 7.12.    Seller Fiscal Year 2019 LTI/Retention Awards. Seller agrees that in lieu of granting awards under the Seller’s Long-Term Incentive Plan to Business Employees in the ordinary course in respect of Seller’s fiscal year 2019, Seller will grant to eligible Business Employees as determined by Seller consistent with past practice, a long-term cash incentive award which will vest in equal annual installments over a two- or three- year period (the “Seller LTI Retention Awards”). As soon as practicable following the Closing Date, Seller shall or cause any of its Subsidiaries to pay to each of those Transferred Employees described in Retention Group 1 as set forth in Section 7.12 of the Seller Disclosure Schedules who is a holder of a Seller LTI Retention Award as of immediately prior to Closing a cash payment equal to 20% of the aggregate value of the Seller LTI Retention Award. Buyer shall assume the obligation to pay (x) the remaining 80% of the value of the Seller LTI Retention Awards awarded to holders in Retention

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Group 1 and (y) 100% of the value of the Seller LTI Retention Awards granted to each of those Transferred Employees described in Retention Group 2 as set forth in Section 7.12 of the Seller Disclosure Schedule, which amounts shall be payable to the eligible Transferred Employees in the form of (with such form to be determined in Buyer’s discretion) (a) cash or (b) an equity award in respect of Buyer’s common stock in a form to be determined in Buyer’s discretion, in either case, in accordance with the vesting schedule that applied to the Seller LTI Retention Award when granted by Seller (each, a “Substitute Retention Award”). Notwithstanding the foregoing, if a Transferred Employee who holds a Substitute Retention Award is terminated by the Buyer or any of its Subsidiaries (including a Transferred Entity) without cause prior to any applicable vesting date of his or her Substitute Retention Award, the Substitute Retention Award shall become fully vested and payable at the time of such termination event.

Section 7.13.    Third Party Beneficiaries. Nothing in this Agreement shall (i) create any third-party beneficiary rights in a Business Employee (or any of beneficiary or dependents thereof) with respect to compensation, terms and conditions of employment and/or benefits that may be provided to any Transferred Employee by Buyer or any of its Subsidiaries (including, following the Closing, the Transferred Entities or the JV Entities) or under any Buyer Benefit Plan, (ii) prevent Buyer or a Subsidiary of Buyer (including, following the Closing, the Transferred Entities or the JV Entities), after the Closing, from terminating the employment of any Transferred Employee, or (iii) otherwise be construed in any way as a modification or amendment of the provisions of any Employee Plan.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.01.    Mutual Conditions. The respective obligations of each Party to consummate the Closing shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived in writing, in whole or in part, by the Parties to the extent permitted by applicable Law:

(a)    No Law or Order enacted, entered, promulgated or enforced by any Governmental Authority of competent jurisdiction shall be in effect which prohibits the consummation of the purchase and sale of the Transferred Interests, the JV Interests or the Transferred Assets or the assumption of the Assumed Liabilities (each, a “Closing Legal Impediment”).

(b)    (i) Any applicable waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated, (ii) all applicable waiting periods and approvals required pursuant to or in connection with the Competition Laws of the jurisdictions listed in Section 8.01(b) of the Seller Disclosure Schedule shall have expired or been terminated or obtained, as applicable, and (iii) the CFIUS Approval shall have been obtained (collectively, the “Mandatory Regulatory Approvals”).

(c)    Seller shall have completed the steps set forth on Section 8.01(c) of the Seller Disclosure Schedule.

Section 8.02.    Conditions to the Obligation of Buyer. The obligation of Buyer to consummate the Closing shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived in writing, in whole or in part, by Buyer to the extent permitted by applicable Law:

(a)    (i) All representations and warranties made by Seller contained in ARTICLE III (other than the Seller Fundamental Representations), without giving effect to any materiality, a Business Material Adverse Effect or similar qualifications, shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as though such representations and warranties were made

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at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, and (ii) the Seller Fundamental Representations shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing Date as though such Seller Fundamental Representations were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date).

(b)    Seller shall have performed or complied with, in all material respects, all of the covenants and agreements required to be performed or complied with by Seller at or prior to Closing under the terms of this Agreement.

(c)    Since the date of this Agreement, no Effect shall have occurred and be continuing that has had, or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(d)    Seller shall have delivered to Buyer a certificate dated as of the Closing Date signed by an officer of Seller to the effect that each of the conditions set forth in Section 8.01(c) and Section 8.02(a) through Section 8.02(c) have been satisfied.

(e)    Seller shall have delivered, or caused to be delivered, to Buyer the items and documents set forth in Section 2.10(a).

(f)    Seller shall have transferred to Buyer or a Buyer Designee the Owned Real Property listed on Section 8.02(f) of the Seller Disclosure Schedule.

Section 8.03.    Conditions to the Obligations of Seller. The obligations of Seller to consummate the Closing shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived in writing, in whole or in part, by Seller to the extent permitted by applicable Law:

(a)    (i) All representations and warranties made by Buyer contained in ARTICLE IV (other than the Buyer Fundamental Representations), without giving effect to any materiality, Buyer Material Adverse Effect or similar qualifications, shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect, and (ii) the Buyer Fundamental Representations shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing Date as though such Buyer Fundamental Representations were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date).

(b)    Buyer shall have performed or complied with, in all material respects, all of the covenants and agreements required to be performed or complied with by Buyer at or prior to the Closing under the terms of this Agreement.

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(c)    Since the date of this Agreement, no Effect shall have occurred and be continuing that has had, or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(d)    Buyer shall have delivered to Seller a certificate dated as of the Closing Date signed by an officer of Buyer to the effect that each of the conditions set forth in Section 8.03(a) through Section 8.03(d) have been satisfied.

(e)    Buyer shall have delivered to Seller the Cash Consideration and the Share Consideration and the other items and documents set forth in Section 2.10(b).

Section 8.04.    Frustration of Closing Conditions. Neither Seller nor Buyer may rely, either as a basis for not consummating the transactions contemplated by this Agreement or terminating this Agreement and abandoning the transactions contemplated by this Agreement, on the failure of any condition set forth in this ARTICLE VIII to be satisfied if such failure has been primarily caused by, or is primarily the result of, such Party’s failure to comply with its obligations under this Agreement.

ARTICLE IX

TERMINATION

Section 9.01.    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a)    by mutual written agreement of Seller and Buyer;

(b)    by Seller or Buyer if any Governmental Authority having competent jurisdiction has issued (i) a final, non-appealable Order permanently restraining, enjoining or otherwise prohibiting the purchase and sale of the Transferred Interests, the JV Interests or the Transferred Assets or the assumption of the Assumed Liabilities, or (ii) a Deemed CFIUS Order; provided, that this right of termination shall not be available to any Party whose failure to comply with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, such Order;

(c)    by Seller or Buyer if the Closing shall not have occurred on or prior to October 21, 2019 (the “Initial Outside Date” and, as the same may be extended in accordance with this Section 9.01(c), the “Outside Date”); provided, that if on the Initial Outside Date all of the conditions set forth in Section 8.01, Section 8.02 and Section 8.03 have been satisfied or waived, other than (i) the conditions that by their nature are to be satisfied by actions to be taken at Closing, and (ii) the expiration of all waiting periods under the HSR Act and the Competition Laws of the jurisdictions listed in Section 8.01(b) of the Seller Disclosure Schedule or a Closing Legal Impediment, then Buyer or Seller may elect to extend the Initial Outside Date to December 31, 2019 by providing written notice thereof to Buyer on or prior to the Initial Outside Date; provided, further, that this right of termination shall not be available to any Party whose failure to comply with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur before such date;

(d)    by Buyer upon written notice to Seller, in the event of Seller’s breach of any representation, warranty, covenant or agreement set forth in this Agreement, such that the conditions specified in Section 8.02 would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Seller within thirty (30) days after receipt from Buyer of written notice thereof, or (ii) is incapable of being cured prior to the applicable Outside Date; provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

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(e)    by Seller upon written notice to Buyer, in the event of Buyer’s breach of any representation, warranty, covenant or agreement set forth in this Agreement, such that the conditions specified in Section 8.03 would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Buyer within thirty (30) days after receipt from Seller of written notice thereof, or (ii) is incapable of being cured prior to the applicable Outside Date; provided, that Seller shall not have the right to terminate this Agreement pursuant to this Section 9.01(e) if Seller is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(f)    by Seller, if (i) all of the conditions set forth in Section 8.01 and Section 8.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing and those conditions that have not been satisfied as a result of Buyer’s breach of this Agreement) have been satisfied or waived, (ii) Seller has irrevocably confirmed in writing to Buyer that (A) all of the conditions set forth in Section 8.03 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or have been waived by Seller and (B) Seller is prepared to consummate the Closing, and (iii) Buyer fails to consummate the Closing within two (2) Business Days of the date the Closing should have occurred pursuant to Section 2.09; provided, that for the avoidance of doubt, during such two (2) Business Day period following the date on which the Closing should have occurred pursuant to Section 2.09, no Party shall be entitled to terminate this Agreement pursuant to Section 9.01(c); or

(g)    by Buyer, if (i) all of the conditions set forth in Section 8.01 and Section 8.03 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing and those conditions that have not been satisfied as a result of Seller’s breach of this Agreement) have been satisfied or waived, (ii) Buyer has irrevocably confirmed in writing to Seller that (A) all of the conditions set forth in Section 8.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or have been waived by Buyer and (B) Buyer is prepared to consummate the Closing, and (iii) Seller fails to consummate the Closing within two (2) Business Days of the date the Closing should have occurred pursuant to Section 2.09; provided, that for the avoidance of doubt, during such two (2) Business Day period following the date on which the Closing should have occurred pursuant to Section 2.09, no Party shall be entitled to terminate this Agreement pursuant to Section 9.01(c).

Section 9.02.    Effect of Termination; CFIUS Liquidated Damages.

(a)    In the event of termination of this Agreement pursuant to Section 9.01, written notice thereof shall be given to the other Party, specifying the provision hereof pursuant to which such termination is made and this Agreement shall forthwith become null and void and have no effect, without any Liability on the part of any Party hereto (or of any of its Subsidiaries or their respective Representatives); provided, however, that notwithstanding anything in the foregoing to the contrary, (i) Section 5.19(b), this Section 9.02, and ARTICLE X hereof shall survive any termination of this Agreement and (ii) no such termination shall relieve any Party of any Liability to any other Party resulting from any Fraud or any material breach of this Agreement, in each case prior to such termination, in which case the non-breaching Party shall be entitled to sue for Losses. The Confidentiality Agreement shall survive and not be affected by a termination of this Agreement.

(b)    In the event that this Agreement is terminated (i) by either Buyer or Seller pursuant to Section 9.01(b) as a result of an Order or Deemed CFIUS Order that arises from, relates to or is in connection with the CFIUS Approval, (ii) by Seller pursuant to Section 9.01(c) or (iii) by Seller pursuant to Section 9.01(e) as a result of a material breach of Section 5.05(d), then, in any such case, Buyer shall

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promptly, but in no event later than three (3) Business Days after the date of such termination, pay or cause to be paid to Seller or its designees an amount equal to $99,000,000 (the “CFIUS Liquidated Damages”) by wire transfer of immediately available funds. If Buyer fails to pay the CFIUS Liquidated Damages when due, and, in order to obtain such payment, Seller commences an Action that results in a judgment against Buyer for the CFIUS Liquidated Damages, Buyer shall pay to Seller, together with the CFIUS Liquidated Damages, (A) interest on the CFIUS Liquidated Damages from the date of termination of this Agreement at a rate per annum equal to the Prime Rate, and (B) Seller’s costs and expenses (including reasonable attorneys’ fees) arising from or in connection with such Action. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the CFIUS Liquidated Damages or expanding the circumstances in which the CFIUS Liquidated Damages is to be paid, it is agreed that the CFIUS Liquidated Damages is a liquidated damage, and not a penalty. For the avoidance of doubt, in no event shall Buyer be required to pay the CFIUS Liquidated Damages on more than one occasion, and in circumstances where Buyer has paid the CFIUS Liquidated Damages such CFIUS Liquidated Damages shall be the sole and exclusive remedy of Seller and its Affiliates against Buyer and its Affiliates and the Financing Sources as a result of the related termination or otherwise relating to this Agreement or the transactions contemplated hereby (whether framed in tort, contract or otherwise).

(c)    The Parties acknowledge that the agreements contained in this Section 9.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.01.    Survival. None of the representations, warranties, covenants or agreements of the Parties in this Agreement or in any instrument delivered by the Parties pursuant to this Agreement shall survive the Closing, except that liability for any claim of a breach of Section 5.01(a) – (r) asserted within three (3) months after the Closing Date shall survive the Closing; provided, however, this Section 10.01 shall not limit any covenant or agreement of the Parties that by its express terms contemplates performance after the Closing, and such covenants or agreements shall survive until fully performed, unless non-compliance with such covenants or agreements is waived in accordance with this Agreement; provided, further, that nothing herein shall be deemed to limit or modify any rights of Buyer or its Affiliates under the R&W Policy.

Section 10.02.    Notices. All notices, requests, claims, demands and other communications required or permitted hereunder shall be in writing and shall be deemed sent, given and delivered (a) immediately if delivered by personal delivery, (b) one (1) Business Day after deposit with an overnight delivery service (with charges prepaid), (c) on the date of delivery, after deposit in the mail via registered or certified mail (postage prepaid, return receipt requested) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice), and (d) upon confirmation of receipt if given by electronic mail or other customary means of electronic communication as provided below:

if to Buyer, to:

WorleyParsons Limited

525 North Dairy Ashford

Houston, TX 77079

Attention: Lawrence S. Kalban

E-mail: larry.kalban@worleyparsons.com

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with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

910 Louisiana

Houston, TX 77002

Attention: Efren Acosta

Email: efren.acosta@bakerbotts.com

if to Seller, to:

Jacobs Engineering Group Inc.

1999 Bryan Street, Suite 1200

Dallas, TX 75201

Attention: Michael R. Tyler, General Counsel

Michael Bante, Deputy General Counsel

Email: Michael.tyler@jacobs.com,

Michael.bante@jacobs.com

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention: Christopher Ewan; Amber Meek

Email: Christopher.ewan@friedfrank.com; amber.meek@friedfrank.com or to such other address or facsimile number as any Party shall notify the other Party (as provided above) from time to time. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 10.03.    Amendments and Waivers.

(a)    Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by Seller and Buyer, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b)    No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided in Section 9.02, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

(c)    Notwithstanding anything to the contrary contained herein, Section 9.02, Section 10.05(d), Section 10.06(d), Section 10.10(a) and this Section 10.03(c) (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Section 9.02, Section 10.05(d), Section 10.06(d), Section 10.10(a) and this Section 10.03(c)) may not be modified, waived or terminated in a manner that is adverse to the Financing Sources without the prior written consent of the Financing Sources (other than Non-Party Affiliates).

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Section 10.04.    Expenses. Regardless of whether the transactions provided for in this Agreement are consummated, except as otherwise provided herein, each Party shall pay its own expenses incident to this Agreement, the Transaction Documents and the transactions contemplated herein. Notwithstanding the foregoing, in connection with the Closing, Buyer shall reimburse Seller for the fees and expenses incurred by Seller and its Subsidiaries in connection with the engagement of Ernst & Young LLP and PricewaterhouseCoopers LLP to perform the review of the Financial Statements. In the event that the transactions provided for in this Agreement are consummated, Buyer shall reimburse seller for the fees and expenses incurred after the date hereof by Seller and its Subsidiaries in connection with the separation of the Business up to $23 million.

Section 10.05.    Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a)    This Agreement, and all Actions (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, the other Transaction Documents, the Reorganization Documents or the transactions contemplated hereby or thereby or the negotiation, execution or performance hereof or thereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the Law of the State of Delaware, without regard to the choice of Law or conflicts of Law principles thereof. The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing Law other than the Law of the State of Delaware. Notwithstanding the foregoing, the subjection and issuance of the Share Consideration and delivery thereof to Seller pursuant to this Agreement shall be governed by and construed in accordance with the Laws of the Commonwealth of Australia and of the State of New South Wales.

(b)    Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any state or federal court sitting in Delaware, and any appellate court from any appeal thereof, in any Action arising out of or relating to this Agreement, the other Transaction Documents, the Reorganization Documents or the transactions contemplated hereby or thereby or the negotiation, execution or performance hereof or thereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Court of Chancery of the State of Delaware or any state or federal court sitting in Delaware, to the extent permitted by Law, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Court of Chancery of the State of Delaware or any state or federal court sitting in Delaware, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Court of Chancery of the State of Delaware or any state or federal court sitting in Delaware. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for with respect to notices in Section 10.02. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS

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AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE REORGANIZATION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF OR THEREOF (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.05(c).

(d)    Notwithstanding anything herein to the contrary, each Party agrees (i) that any action of any kind or nature, whether at Law or equity, in contract, in tort or otherwise, against a Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby shall be brought exclusively in any New York state or federal court and each Party submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (ii) that service of process, summons, notice or document by registered mail addressed to it at its address provided in shall be effective service of process against it for any such action brought in any such court, (iii) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court, (iv) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (v) that any such Action shall be governed by, constructed in accordance with and enforced under the Laws of the State of New York, and (vi) to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 10.05(c). Each of the Seller and its Affiliates (in each case on behalf of itself and any of its directors, officers, employees, agents and representatives) hereby (i) waives any rights or claims against any Financing Source in connection with this Agreement, any Debt Financing or in respect of any other document or theory of law or equity (whether in tort, contract or otherwise) or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, and each of the Seller and its Affiliates (in each case on behalf of itself and any of its directors, officers, employees, agents and representatives) agrees not to commence any action or proceeding against any Financing Source in connection with this Agreement, any Debt Financing or in respect of any other document or theory of law or equity in connection herewith or therewith and (ii) agrees to cause any such action or proceeding asserted by the Seller and/or its Affiliates (in each case on behalf of itself and any of its directors, officers, employees, agents and representatives) in connection with this Agreement, any Debt Financing or in respect of any other document or theory of law or equity in connection herewith or therewith against any Debt Financing Source to be dismissed or otherwise terminated. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Financing Source shall have any liability for any claims or damages to the Seller, its Affiliates or any of their respective directors, officers, employees, agents and representatives in connection with this Agreement, any Debt Financing or the transactions.

Section 10.06.    Assignment; Successors and Assigns; No Third Party Beneficiaries.

(a)    Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other Party, be assigned by sale of stock, operation of Law in connection with a merger or sale of all or substantially all of the assets of such Party or otherwise, and any attempted assignment shall be null and void.

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(b)    Notwithstanding the foregoing, Buyer shall be entitled to designate a Buyer Designee to be the purchaser of some or all of the Transferred Interests, the JV Interests, the Transferred Assets or the Assumed Liabilities; provided, that no such designation (i) shall release Buyer from its obligations under this Agreement, or (ii) would be reasonably expected to restrict or delay consummation of the Closing.

(c)    Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, permitted assigns and legal representatives.

(d)    No provision of this Agreement is intended to confer any rights, benefits, remedies or Liabilities hereunder upon any Person other than the Parties and their respective successors and assigns; provided, however, that (a) the Financing Sources shall be express third party beneficiaries of and have the right to enforce Section 9.02, Section 10.03(c), Section 10.05(d), Section 10.10(a) and this Section 10.06(d), (b) the D&O Indemnitees shall be express third party beneficiaries of and have the right to enforce Section 5.20, (c) the Seller Indemnitors shall be express third party beneficiaries of and have the right to enforce Section 5.20(e), (d) the Seller Releasees shall be express third party beneficiaries of and have the right to enforce Section 5.26, and (e) the Indemnified Parties shall be express third party beneficiaries of and have the right to enforce Section  5.28.

Section 10.07.    Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by the other Party. Until and unless each Party has received a counterpart hereof signed by the other Party, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF or other equivalent format or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 10.08.    Entire Agreement. This Agreement, including the Exhibits, the Disclosure Schedules, the Confidentiality Agreement, the Reorganization Documents and the Transaction Documents, constitute the entire agreement among the Parties with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

Section 10.09.    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.10.    Specific Performance.

(a)    The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement would not be adequately compensated by monetary Losses. Except as otherwise set forth in this Section 10.10, including the limitations set forth herein, the Parties

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acknowledge and agree that, prior to the valid termination of this Agreement pursuant to Section 9.01, Buyer, on the one hand, and Seller, on the other hand, shall, in the event of any breach or threatened breach by Seller, on the one hand, or Buyer, on the other hand, of any of their respective covenants or agreements set forth in this Agreement, be entitled to obtain equitable relief, including an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, by the other Party, and to specifically enforce the terms and provisions of this Agreement, or to enforce compliance with, the covenants and agreements of the other Party under this Agreement. The Parties hereto have specifically bargained for the right to specific performance of the obligations hereunder, in accordance with the terms and conditions of this Section 10.10. For the avoidance of doubt, in no event shall the Seller and its Affiliates be entitled to a remedy of specific performance or other equitable remedies against any Financing Source.

(b)    Each Party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance when available pursuant to the terms of this Agreement to prevent or restrain breaches of this Agreement by such Party (other than challenging the existence of a breach or threatened breach), and to specifically enforce the terms and provisions of this Agreement, or to enforce compliance with the covenants and agreements of such Party under this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such Order or injunction. Each Party further agrees that (i) by seeking the remedies provided for in this Section 10.10, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such Party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 10.10 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 10.10 shall require any Party to institute any Action for (or limit any Party’s right to institute any Action for) specific performance under this Section 10.10 prior or as a condition to exercising any termination right under ARTICLE IX, nor shall the commencement of any Action pursuant to this Section 10.10 or anything set forth in this Section 10.10 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of ARTICLE IX or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 10.11.    Disclosure Schedules. The Parties acknowledge and agree that (a) the inclusion of any items or information in the Disclosure Schedules that are not required by this Agreement to be so included is solely for the convenience of Buyer or Seller, as applicable, (b) the disclosure by Seller of any matter in the Seller Disclosure Schedules shall not be deemed to constitute an indication, admission or acknowledgement by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or significant (nor shall it establish a standard of care of materiality for any purpose whatsoever), (c) the disclosure by Buyer of any matter in the Buyer Disclosure Schedules shall not be deemed to constitute an indication, admission or acknowledgement by Buyer that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or significant (nor shall it establish a standard of care of materiality for any purpose whatsoever), (d) if any section of the Disclosure Schedules lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedules or the statements contained in any Section of this Agreement reasonably apparent, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedules, (e) except as provided in clause (d) above, headings have been inserted in the Disclosure Schedules for convenience of reference only, (f) the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement, (g) the Disclosure Schedules and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of Seller or Buyer, as applicable, or create any covenant and shall not expand or enlarge any of the representations or warranties set forth in ARTICLE III or ARTICLE IV, and (h) any additional matters set forth for informational purposes do not necessarily include other matters of a similar matters.

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Section 10.12.    Retention of Counsel.

(a)    Buyer, on behalf of its itself and its Affiliates (including the Transferred Entities following the Closing) (Buyer and all such other Persons, “Buyer Related Parties”) hereby waives, any claim that Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), and Gilbert+Tobin or any other legal counsel representing any of the Transferred Entities prior to the Closing (each, a “Prior Company Counsel”) (“Pre-Closing Representation”) has a conflict of interest or is otherwise prohibited from representing Seller or any of its respective officers, directors, members, managers or Affiliates (“Seller Related Parties”) in any dispute with any of the Buyer Related Parties or any other matter involving or adverse to the Buyer Related Parties after the Closing Date (“Post-Closing Representation”), even though the interests of one or more of the Seller Related Parties in such dispute or other matter may be directly adverse to the interests of one or more of the Buyer Related Parties and even though Prior Company Counsel may have represented one or more of the Transferred Entities in a matter substantially related to such dispute or other matter and may be handling ongoing matters for one or more of the Buyer Related Parties.

(b)    Buyer irrevocably acknowledges and agrees that all communications and documents exchanged between Seller, on the one hand, and Prior Company Counsel, on the other hand, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or Action arising under, or in connection with or relating to, this Agreement (including any documents reflecting, referencing, or containing any such communications) shall constitute privileged communications between Seller and such Prior Company Counsel and no Buyer Related Parties nor any Person acting or purporting to act on behalf of or through Buyer shall seek to obtain the same by any process, including that the Privilege attaching to such communications belongs to the Transferred Entities, the JV Entities or any other Person and not Seller. The Parties further agree that, in the event that a dispute arises after the Closing between Seller, on the one hand, and Buyer, any Transferred Entity or JV Entity, on the other hand, Fried Frank may represent Seller in such dispute even though the interests of Seller may be directly adverse to Buyer and any Transferred Entity or JV Entity, and even though Fried Frank may have represented Seller in a matter substantially related to such dispute, or may be handling matters for Seller or such Transferred Entity or JV Entity prior to the Closing.

(c)    This Section 10.12 is for the benefit of Seller and the Seller Related Parties and each Prior Company Counsel, and the Seller Related Parties and each Prior Company Counsel are express third party beneficiaries of this Section 10.12. This Section 10.12 shall be irrevocable, and no term of this Section 10.12 may be amended, waived or modified, without the prior written consent of Seller and the Prior Company Counsel affected thereby.

Section 10.13.    Bulk Transfer Laws. Buyer hereby waives, to the fullest extent permitted by applicable Law, compliance by Seller and its Subsidiaries with the provisions of any so-called “bulk transfer law” of any jurisdiction in connection with the sale of the Transferred Assets.

Section 10.14.    No Other Duties. The only duties and obligations of the Parties under this Agreement are as specifically set forth in this Agreement, and no other duties or obligations shall be implied in fact, Law or equity, or under any principle of fiduciary obligation.

Section 10.15.    Local Agreements.

(a)    The Parties hereto do not intend this Agreement to transfer title to any Transferred Interests, JV Interests, or Transferred Assets or assume any Assumed Liabilities in any jurisdiction in which

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such transfer or assumption is required to be made pursuant to a Local Agreement, and any such Transferred Interests, JV Interests, Transferred Assets and Assumed Liabilities, as applicable, shall only be transferred by the applicable Local Agreement.

(b)    To the extent that the provisions of a Local Agreement are inconsistent with or (except to the extent they implement a transfer in accordance with this Agreement) additional to the provisions of this Agreement:

(i)    the provisions of this Agreement shall prevail; and

(ii)    so far as permissible under applicable Law of the relevant jurisdiction, Seller and Buyer shall cause the provisions of the relevant Local Agreement to be adjusted, to the extent necessary to give effect to the provisions of this Agreement.

(c)    Each Party hereto shall not, and shall cause its respective Affiliates not to, bring any claim (including for breach of any warranty, representation, undertaking, covenant or indemnity relating to the transactions contemplated hereby) against the other Party hereto or any of its Affiliates in respect of or based upon any of the Local Agreements, except to the extent necessary to enforce any transfer of Transferred Interests, JV Interests or Transferred Assets or assumption of the Assumed Liabilities in a manner consistent with the terms of this Agreement. All such claims (except as referred to above) shall be brought and be subject to the provisions, rights and limitations set out in this Agreement and no Party hereto shall be entitled to recover Losses or obtain payment, reimbursement, restitution or indemnity under or pursuant to any of the Local Agreements (but without prejudice to the establishment of the existence of the claim hereunder).

Section 10.16.    Reorganization Documents. Each Party hereto shall not, and shall cause its respective Affiliates not to, bring any claim (including for breach of any warranty, representation, undertaking, covenant or indemnity relating to the transactions contemplated hereby) against the other Party hereto or any of its Affiliates in respect of or based upon any of the Reorganization Documents, except to the extent necessary to enforce any transfer of Equity Interests, assets or assumption of Liabilities in a manner consistent with the terms of this Agreement. All such claims (except as referred to above) shall be brought and be subject to the provisions, rights and limitations set out in this Agreement and such Reorganization Document and no Party hereto shall be entitled to recover Losses or obtain payment, reimbursement, restitution or indemnity under or pursuant to any of the Reorganization Documents (but without prejudice to the establishment of the existence of the claim hereunder).

Section 10.17.    Translation of Currencies. In the event that the Parties need to convert non-U.S. currencies to U.S. currencies under this Agreement, the relevant exchange rate shall be determined based on the rate in effect as of the close of business (New York time) two (2) Business Days preceding the applicable determination date as published on Bloomberg.com.

[Signature page follows.]

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BUYER: WORLEYPARSONS LTD.
By:	/s/ Andrew Wood
Name: Andrew Wood Title: Chief Executive Officer

[Signature Page to Stock and Asset Purchase Agreement]

SELLER: JACOBS ENGINEERING GROUP INC.
By:	/s/ Steven J. Demetriou
Name: Steven J. Demetriou Title: Chairman and Chief Executive Officer

[Signature Page to Stock and Asset Purchase Agreement]